As filed with the Securities and Exchange Commission on February 14, 2005

Registration No. 333-122670

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

PRE-EFFECTIVE AMENDMENT NO. 1 TO

FORM S-4/A

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

INVERNESS MEDICAL INNOVATIONS, INC.

(Exact name of registrant as specified in its charter)

Delaware	2835	04-3565120
(State or other jurisdiction of incorporation or organization)	(Primary standard industrial classification code number	(I.R.S. employer identification no.)

Inverness Medical Innovations, Inc.

51 Sawyer Road, Suite 200

Waltham, Massachusetts 02453

(781) 647-3900

(Address and telephone number of registrant’s principal executive offices)

Ron Zwanziger

Chairman, Chief Executive Officer and President

Inverness Medical Innovations, Inc.

51 Sawyer Road, Suite 200

Waltham, Massachusetts 02453

(781) 647-3900

(Name, address and telephone number of agent for service)

Copies to:

Jay McNamara, Esq. Associate General Counsel Inverness Medical Innovations, Inc. 51 Sawyer Road Waltham, Massachusetts 02453 (781) 647-3900	John D. Patterson, Jr., Esq. William R. Kolb, Esq. Paul Bork, Esq. Foley Hoag LLP 155 Seaport Boulevard Boston, Massachusetts 02210 (617) 832-1000	Michael E. High, Esq. Drummond Woodsum & MacMahon 245 Commercial Street Portland, Maine 04104 (207) 772-1941

Approximate date of commencement of proposed sale to the public:    Upon consummation of the merger described herein.

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement number for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this information statement/prospectus is not complete and may be changed. We may not sell these shares until the registration statement filed with the Securities and Exchange Commission is effective. This information statement/prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated February 14, 2005

We are not asking you for a proxy and you are requested not to send us a proxy.

Dear Stockholders:

I am pleased to inform you that after careful consideration, the boards of directors of Binax, Inc., and Inverness Medical Innovations, Inc., have approved the merger of Binax with and into a corporation to be formed as a wholly-owned subsidiary of Inverness (referred to as Acquisition Corp.). The merger will be effected pursuant to an agreement and plan of merger, dated as of February 8, 2005, by and among Inverness Medical Innovations, Binax, Acquisition Corp., Roger N. Piasio (on behalf of himself and in his capacity as the stockholders’ representative) and Myron C. Hamer. A copy of the merger agreement is included as Annex A to this information statement/prospectus. The merger agreement has been adopted by the requisite vote of stockholders of Binax, acting by written consent, as described below. Accordingly, your vote on the merger is not being solicited hereby, and unless you dissent and seek appraisal, you will be able to receive your pro rata portion of the merger consideration on the same terms as those Binax stockholders who approved the merger by written consent.

Pursuant to the merger agreement, at the effective time of the merger, Binax will be merged with and into Acquisition Corp., and the corporate existence of Binax will cease. Each share of Binax common stock outstanding immediately prior to the merger will be converted into a right to receive a portion of the merger consideration, which will consist of: (i) 1,433,333 shares of Inverness common stock, (ii) $8,600,000 in cash less the amount by which expenses incurred by Binax in connection with the merger transaction exceed $175,000 if the merger is completed on or before February 28, 2005 and $200,000 if the merger is completed after February 28, 2005, and (iii) contingent cash consideration of up to $11,000,000 to become payable, if at all, upon the commercialization during the five years following the closing of the merger of certain products. $600,000 of the cash portion of the merger consideration will be transferred to Mr. Piasio as the representative of the Binax stockholders in order to provide funds to satisfy certain claims for contribution for indemnification that may arise under the merger agreement. Mr. Piasio may designate an escrow agent to hold this money. The arrangements pertaining to indemnification and the contingent cash consideration are described further in this information statement/prospectus.

Inverness common stock is traded on the American Stock Exchange under the symbol “IMA.” The closing price for Inverness common stock as reported on the American Stock Exchange on February 10, 2005 was $24.17 per share. Following the merger, based on 20,774,741 issued and outstanding shares of Inverness common stock as of February 1, 2005, Binax stockholders would own approximately 6.5% of Inverness common stock.

This information statement/prospectus contains detailed information about the merger, the merger consideration and related matters. We encourage you to review this document carefully, including the matters referred to under “ Risk Factors” starting on page 9, for a description of how the merger will affect you.

Under the terms of the Delaware General Corporation Law and the certificate of incorporation of Binax, stockholders of Binax holding in excess of a majority of the shares have acted by written consent to approve and adopt the merger and the merger agreement. The foregoing written consent became effective on February 8, 2005. Accordingly, your approval of the merger is not required and we are not requesting you to vote on this matter, and unless you dissent and seek appraisal, you will be entitled to receive your pro rata share of the merger consideration upon consummation of the merger. The merger is expected to be completed in the first quarter of 2005. This letter and the remainder of this information statement/prospectus constitutes notice of the actions taken that we are required to provide under Section 228(e) of the Delaware General Corporation Law to the stockholders who did not execute these written consents.

On Behalf of the Board of Directors,

Roger N. Piasio

President and Chief Executive Officer

Prospectus dated February •, 2005

First mailed to stockholders on or about •, 2005

Neither the Securities and Exchange Commission nor any state securities regulator has approved or disapproved of these securities or passed upon the adequacy or accuracy of this information statement/prospectus. Any representation to the contrary is a criminal offense.

(i)

This information statement/prospectus incorporates important business and financial information about Inverness from documents that it has filed with the Securities and Exchange Commission but that have not been included in or delivered with this information statement/prospectus. For a listing of documents incorporated by reference into this information statement/prospectus, please see the section entitled “Where You Can Find More Information” beginning on page 53 of this information statement/ prospectus.

Inverness will provide you with copies of this information, without charge, upon written or oral request to:

Inverness Medical Innovations, Inc.

51 Saywer Road, Suite 200

Waltham, Massachusetts 02453

(781) 647-3900

(ii)

SUMMARY

This summary highlights selected information from this information statement/prospectus. It does not contain all of the information that is important to you. You should carefully read this information statement/prospectus and the other documents incorporated by reference into this information statement/prospectus. See “Where You Can Find More Information” on page 53. In this information statement/prospectus, “we,” “us” and “our” may refer to either Inverness or Binax, depending on the context in which they are used, and “you” and “your” refer to stockholders of Binax.

The Companies (page 46)

Inverness Medical Innovations, Inc.

51 Sawyer Road, Suite 200

Waltham, Massachusetts 02453

(781) 647-3900

Inverness is a leading global developer, manufacturer and marketer of diagnostic products for the over-the-counter pregnancy and fertility/ovulation test market and the professional rapid diagnostic test market. Inverness is presently exploring new opportunities for its proprietary electrochemical and other technologies in a variety of consumer oriented applications, including immuno-diagnostics with a focus on women’s health and cardiology.

Acquisition Corp. is a corporation to be formed as a wholly-owned subsidiary of Inverness that will be solely formed for the purpose of effecting the merger. Acquisition Corp. has not conducted and will not conduct any business until the merger is completed.

Binax, Inc.

217 Read Street

Portland, Maine 04103

(207) 772-3988

Binax was organized in Delaware in 1986. It is engaged primarily in the business of developing, manufacturing, marketing and selling rapid diagnostic tests for the detection of infectious diseases, which tests enable pathogen-specific identification that aid doctors in treatment decisions at the point-of-care. Binax’s core business can be classified as antigen-based diagnostic tests for rapid detection of respiratory diseases utilizing a patented, diagnostic platform as a delivery system that Binax has access to on an exclusive basis in certain fields. This platform can be licensed for use in multiple diagnostic markets (e.g. clinical, food, environmental).

Roger N. Piasio and Myron C. Hamer are the principal stockholders of Binax and are parties to the merger agreement.

The Merger (page 26)

Binax has agreed to be acquired by Inverness under the terms of the merger agreement that is described in this information statement/prospectus. It is the legal document that governs the merger and we encourage you to read it in its entirety.

To accomplish this acquisition, Binax will merge with and into Acquisition Corp., a newly-formed, wholly-owned subsidiary of Inverness, and Acquisition will be the surviving corporation. The merger agreement, and the merger contemplated thereby, have been approved by both the board of directors of Binax and the stockholders of Binax holding in excess of 50% of the issued and outstanding shares of common stock entitled to vote on the matter.

Binax Reasons for the Merger (page 30)

In reaching its decision to approve the merger agreement and the merger, the Binax board of directors considered a number of factors, including the value of the per share merger consideration, the opportunity to provide Binax stockholders with the prospect of immediate liquidity, the complementary nature of the businesses and other strategic considerations, the results of Binax’s due diligence investigations of Inverness, the long term prospects of Binax and general economic conditions. The Binax board of directors also considered a number of risks, including integration risks and the risk that the market price for Inverness common stock might decline. The Binax board of directors determined to proceed with the merger based on its belief that the merger will contribute to the success of Inverness’ business and thereby the value of the Inverness common stock received by the Binax stockholders in the merger.

Inverness Reasons for the Merger (page 29)

In reaching its decision to approve the merger agreement and the merger, Inverness’ board of directors considered a number of factors, including Inverness’ management’s view of the financial performance of Inverness and Binax, the consideration to be paid in the merger and the terms of the merger agreement and ancillary agreements, current market conditions for Inverness stock and the results of Inverness’ diligence investigation of Binax. The Inverness board of directors determined to proceed with the merger based on the potential benefits of the merger it believes will contribute to the success of its business. The Inverness board of directors also took into consideration risks associated with the merger.

What You Will Receive in the Merger (page 37)

At the effective time of the merger, each share of common stock of Binax outstanding upon the consummation of the merger, other than shares as to which appraisal rights are exercised or exercisable, will be converted into the right to receive a combination of cash and shares of common stock of Inverness. Each Binax stockholder will have the right to receive a pro rata portion of the merger consideration (each stockholder’s “pro rata portion” will equal the percentage of the outstanding shares of common stock of Binax held by such stockholder immediately prior to the effective time of the merger). As of February 1, 2005, there were outstanding 787,628 shares of common stock of Binax and options to purchase 173,750 shares of common stock of Binax. The total number of shares issued and outstanding at the effective time of the merger will depend on the number of options that are exercised and the number of shares as to which appraisal rights are exercised. If all options are exercised, 961,378 shares of Binax common stock will be issued and outstanding as of the effective time of the merger.

In particular, each share of common stock of Binax outstanding at the effective time of the merger will receive a pro rata portion of the following aggregate merger consideration:

•	1,433,333 shares of Inverness common stock;

•	cash consideration of $8,600,000 (including $600,000 to be transferred to the Binax stockholders’ representative in order to provide funds to satisfy certain claims for contribution for indemnification that may arise under the merger agreement), less the amount by which expenses incurred by Binax in connection with the merger transaction exceed $175,000 if the merger is completed on or before February 28, 2005 and $200,000 if the merger is completed after February 28, 2005, and

•	contingent cash consideration, if and when earned, of up to $11,000,000.

Based on the closing price per share of Inverness common stock on February 10, 2005, 1,433,333 shares of Inverness common stock had an aggregate value of approximately $34.6 million.

Appraisal Rights of Dissenting Stockholders (page 34)

If you object to the merger, the Delaware General Corporation Law, or DGCL, permits you to seek relief as a dissenting stockholder and have the “fair value” of your shares of Binax common stock determined by a court and paid to you in cash.

If you are a Binax stockholder who did not execute the written consent approving the merger and wish to dissent to the merger, you must deliver to Inverness, by 20 days after the date of mailing of this information statement information statement/prospectus a written demand for appraisal of your shares.

Beneficial owners of Binax common stock whose shares are held of record by another person, such as a bank, broker or nominee, and who wish to seek appraisal, should instruct the record holder to follow the appraisal procedures of the DGCL. The relevant provisions of the DGCL are technical in nature and complex. If you wish to exercise appraisal rights and obtain appraisal of the fair value of your shares, you may wish to consult with legal counsel, because the failure to comply strictly with these provisions may result in waiver or forfeiture of your appraisal rights.

A copy of Section 262 of the DGCL which governs this process is attached as Annex B to this information statement/prospectus.

What is Needed to Complete the Merger (page 42)

Several customary contractual conditions set forth in the merger agreement must be satisfied before the merger will be completed. If the law permits, Inverness or Binax may each waive conditions for their benefit and their stockholders’ benefit and complete the merger even though one or more of these conditions has not been met. Neither Inverness nor Binax can assure you that the conditions will be satisfied or waived or that the merger will occur.

Indemnification Arrangement (page 42)

If the merger occurs, Messrs. Piasio and Hamer will be obligated to indemnify Inverness and its affiliates against losses due to, among other things, the breach or inaccuracy of any of Binax’s representations and warranties made in the merger agreement. In order for the Binax stockholders to receive their pro rata portion of the merger consideration, they must agree to contribute their proportionate share of any such indemnification claim.

Inverness has also agreed to indemnify the former Binax stockholders against losses due to, among other things, the breach or inaccuracy of Inverness’ representations and warranties contained in the merger agreement.

No party is obliged to indemnify the other for a breach of any representation or warranty until the aggregate amount of all such damages exceeds $500,000. No individual claim involving damages of minor claims of less than $5,000 will be included in any determination of whether the $500,000 threshold has been reached. However, once the aggregate damages from all claims exceeds $500,000, indemnification is required for the total amount of such damages, including the $500,000 threshold but excluding all minor claims of less than $5,000.

Termination of the Merger Agreement (page 44)

Inverness and Binax may mutually agree at any time to terminate the merger agreement without completing the merger, even though the Binax stockholders have approved it. Either party (so long as it has not materially breached the merger agreement in a manner that caused the merger not to be consummated) may terminate the merger agreement prior to closing if:

•	the merger has not been completed by April 30, 2005; or

•	if the other party has breached any representation, warranty, covenant or agreement in the merger agreement, and fails to cure the breach within ten days after receiving written notice of it.

Binax Stockholder Approval of Merger by Written Consent (page 25)

Pursuant to Binax’s certificate of incorporation and applicable law, holders of Binax common stock are entitled to one vote per share on all matters voted upon by Binax stockholders. On February 8, 2005, stockholders representing in excess of the requisite number of shares of Binax capital stock required under Delaware law to approve the merger, executed and delivered a written consent approving the merger and adopting the merger agreement. As of that date, Binax had outstanding 787,628 shares of common stock. As of the date of execution, the holders executing the written consent represented approximately 66% of the common stock outstanding.

Interests of Certain Persons in the Merger (page 31)

The directors and some of the executive officers of Binax have interests in the merger that may be different from, or in addition to, the interests of Binax stockholders. These interests include the potential employment of Messrs. Piasio and Hamer and certain key employees of Binax by Inverness following the consummation of the merger.

U.S. Federal Income Tax Consequences (page 33)

The merger is intended to qualify as a tax-free reorganization. As a general matter, therefore, no gain or loss will be recognized by Binax stockholders on the exchange of their Binax capital stock for Inverness common stock pursuant to the merger, except with respect to cash received. Different tax consequences may apply to you because of your individual circumstances or because special tax rules apply to you.

You should consult your tax advisor for a full explanation of the tax consequences of the merger to you.

Accounting Treatment (page 32)

The merger will be accounted for using the purchase method of accounting.

Government and Regulatory Approvals

No federal or state regulatory approval is required in connection with the merger.

SUMMARY SELECTED CONSOLIDATED HISTORICAL

FINANCIAL DATA OF INVERNESS

The following tables provide selected consolidated financial data of Inverness as of and for each of the years in the five-year period ended December 31, 2003 and for the nine months ended September 30, 2004 and 2003.

The selected consolidated financial data as of and for each of the years in the three-year period ended December 31, 2003 and for the nine months ended September 30, 2004 and 2003 have been derived from our consolidated financial statements which are included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2003, as filed with the SEC on March 15, 2004 and amended on April 22, 2004, October 6, 2004, and February 11, 2005 and our Quarterly Report on Form 10-Q for the nine months ended September 30, 2004, as filed with the SEC on November 9, 2004 and amended on February 14, 2005, respectively. The information for the year ended December 31, 2001 included in our consolidated financial statements was audited by Arthur Andersen LLP, independent public accountants. The selected consolidated financial data as of December 31, 2001, 2000 and 1999 and for the years ended December 31, 2000 and 1999 have been derived from our audited consolidated financial statements, which were audited by Arthur Andersen LLP.

On November 21, 2001, Inverness was split-off as an independent public company as part of a split-off and merger transaction whereby Johnson & Johnson acquired Inverness’ former parent company, Inverness Medical Technology, Inc., or IMT. As part of the split-off and merger, Inverness acquired all rights to IMT’s women’s health, nutritional supplement and professional diagnostics businesses, as well as certain intellectual property. Because Inverness had not historically been operated or accounted for as a stand-alone business, the financial results for the periods prior to the split-off on November 21, 2001, presented below in the selected consolidated financial data, are derived from consolidated financial statements of Inverness’ businesses, which have been carved out of IMT’s financial statements in accordance with the requirements of accounting principles generally accepted in the United States of America, or GAAP. Because the financial results for the periods prior to the split-off have been carved out of IMT’s past financial statements, they may not reflect what Inverness’ results of operations and financial position would have been had Inverness been a separate stand-alone entity during those periods or be indicative of Inverness’ future performance. In addition, the acquisitions of the Unipath business in December 2001, IVC Industries, Inc. (now doing business as Inverness Medical Nutritionals Group, or IMN) in March 2002, Wampole Laboratories in September 2002, Ostex International, Inc. in June 2003, ABI in August 2003 and the Abbott rapid diagnostics business in September 2003 materially affected the comparability of the selected consolidated financial data. For a discussion of certain factors that materially affect the comparability of the selected consolidated financial data or cause the data reflected herein not to be indicative of Inverness’ future results of operations or financial condition, see Item 7 “Management’s Discussion and Analysis of Financial Condition and Results of Operations” of Inverness’ Form 10-K, which is incorporated herein by reference, and the “Risk Factors” beginning on page 9 of this information statement/prospectus.

Inverness has made certain restatements to its consolidated financial statements as of and for the years ended December 31, 2003 and 2002, and for the interim periods ended March 31, 2004, June 30, 2004 and September 30, 2004. For a discussion of the restatements, see Item 7 “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and note 2(q) of its consolidated financial statements included in its Form 10-K which is incorporated herein by reference.

It is important for you to read the following summary of selected financial data together with Item 7 “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and with its consolidated financial statements and accompanying notes in its Form 10-K, its Quarterly Report on Form 10-Q for the nine months ended September 30, 2004, all of which are incorporated by reference in this information statement/prospectus.

	Year ended December 31,					Nine months ended September 30,
	1999	2000	2001	2002(2)	2003	2003	2004
				(restated)		(restated) (unaudited)
	(in thousands, except per share data)
Statement of Operations Data:
Net product sales	$49,087	$49,728	$47,268	$200,399	$286,984	$196,182	$269,629
License revenue	—	—	—	6,405	9,728	7,030	7,304

Net revenue	49,087	49,728	47,268	206,804	296,712	203,212	276,933
Cost of sales	28,348	26,796	26,662	114,653	168,171	113,217	166,686

Gross profit	20,739	22,932	20,606	92,151	128,541	89,995	110,247

Operating expenses:
Purchased in-process research and development	—	—	6,980	—	—	—	—
Research and development	1,395	1,360	1,810	14,471	24,280	17,055	23,265
Sales and marketing	8,056	7,540	8,018	39,544	52,504	36,949	42,836
General and administrative	7,214	7,048	11,702	28,066	35,452	24,013	38,510
Charge related to asset impairment	—	—	—	12,682	—	—	—
Stock-based compensation	—	—	10,441	10,625	447	66	—

Total operating expenses	16,665	15,948	38,951	105,388	112,683	78,083	104,611

Operating income (loss)	4,074	6,984	(18,345)	(13,237)	15,858	11,912	5,636
Interest and other income (expense), net	(2,710)	(2,423)	(4,310)	(5,955)	(3,270)	(336)	(15,502)

Income (loss) from continuing operations before income taxes	1,364	4,561	(22,655)	(19,192)	12,588	11,576	(9,866)
Provision for income taxes	1,007	1,781	2,134	3,443	3,028	3,162	3,124

Income (loss) from continuing operations	$357	$2,780	$(24,789)	$(22,635)	$9,560	$8,414	$(12,990)

Income (loss) from continuing operations available to common stockholders(1):
Basic(1)	$357	$2,780	$(24,789)	$(34,583)	$8,602	$7,956	$(13,739)

Diluted(1)	$357	$2,780	$(24,789)	$(34,583)	$8,602	$8,091	$(13,739)

Income (loss) from continuing operations per common share(1):
Basic(1)	$0.11	$0.59	$(3.89)	$(3.48)	$0.55	$0.54	$(0.69)

Diluted(1)	$0.11	$0.59	$(3.89)	$(3.48)	$0.49	$0.48	$(0.69)

	December 31,					September 30, 2004
	1999	2000	2001	2002	2003
				(restated)		(unaudited) (restated)
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$661	$3,071	$52,024	$30,668	$24,622	$18,944
Working capital (deficit)	(4,060)	(6,464)	19,555	27,685	45,600	65,547
Total assets	72,210	74,958	278,521	356,495	539,999	560,709
Total debt	19,076	12,830	78,124	104,613	176,181	200,115
Redeemable convertible preferred stock	—	—	51,894	9,051	6,185	—
Total stockholders’ equity	34,953	41,812	89,614	161,849	266,080	263,811

(1)	Income (loss) available to common stockholders and diluted income (loss) per share are computed as described in notes 1, 2(k) and 11 of the Inverness consolidated financial statements included in its Annual Report on Form 10-K/A, Amendment No. 3, as filed with the SEC on February 11, 2005 and incorporated herein by reference.

(2)	Upon the adoption of Statement of Financial Accounting Standards, or SFAS No. 142, “Goodwill and Other Intangible Assets,” on January 1, 2002, Inverness recorded an impairment charge of $12.1 million, or $1.22 per basic and diluted share, and accounted for the charge as a cumulative effect of a change in accounting principle which was subtracted from loss from continuing operations to arrive at net loss. Consequently, net loss available to common stockholders in 2002 was $46.7 million, or $4.70 per basic and diluted share.

Effect of the adoption of Statement of Financial Accounting Standard, or SFAS, No. 142, “Goodwill and Other Intangible Assets”

On January 1, 2002, Inverness adopted SFAS No. 142 and, accordingly, no longer amortizes goodwill and other intangible assets with indefinite lives, but rather such assets are subject to annual impairment reviews or more frequently, if events or circumstances indicate that they may be impaired. During the first quarter of 2002, Inverness completed the implementation review as required under SFAS No. 142 and recorded an impairment of goodwill related to its nutritional supplements reporting unit in the amount of $12.1 million, which it accounted for as a cumulative effect of a change in accounting principle in its consolidated statement of operations in that period. The following table presents the income (loss) from continuing operations data of Inverness, as if no amortization of goodwill was recorded under SFAS No. 142 for all periods presented.

	December 31,					September 30,
	1999	2000	2001	2002	2003	2003	2004
				(restated)		(unaudited and restated)
	(in thousands, except per share data)
Income (loss) from continuing operations	$357	$2,780	$(24,789)	$(22,635)	$9,560	$8,414	$(12,990)
Add back: Goodwill amortization, net of tax	557	398	398	—	—	—	—

Adjusted income (loss) from continuing operations	$914	$3,178	$(24,391)	$(22,635)	$9,560	$8,414	$(12,990)

Adjusted income (loss) from continuing operations available to common stockholders(1)
Basic	$914	$3,178	$(24,391)	$(34,583)	$8,602	$7,956	$(13,739)

Diluted	$914	$3,178	$(24,391)	$(34,583)	$8,602	$8,091	$(13,739)

Adjusted income (loss) from continuing operations per common share(1)
Basic	$0.27	$0.67	$(3.83)	$(3.48)	$0.55	$0.54	$(0.69)

Diluted	$0.27	$0.67	$(3.83)	$(3.48)	$0.49	$0.48	$(0.69)

(1)	Income (loss) available to common stockholders and basic and diluted income (loss) per share are computed as described in notes 1, 2(k) and 11 of the Inverness consolidated financial statements included in its Annual Report on Form 10-K/A, Amendment No. 3, as filed with the SEC on February 11, 2005 and incorporated herein by reference.

RISK FACTORS

The merger and an investment in Inverness involves the risks described below. These risk factors, as well as the other information included in this information statement/prospectus, include certain forward-looking statements; you should read the qualifications and limitations on such forward-looking statements beginning on page 24 of this information statement/prospectus.

Former Binax stockholders may be unable to sell their shares of Inverness stock immediately upon closing of the merger.

Former Binax stockholders will experience a delay between the time at which the merger is completed and the time at which they actually receive stock certificates evidencing their Inverness stock. Until stock certificates are received, former Binax stockholders may not be able to sell their Inverness shares in the open market and, therefore, may be unable to avoid losses resulting from any decrease in the trading price of Inverness stock during this period. In addition, because of restrictions on trading imposed by Rules 144 and 145 under the Securities Act of 1933, affiliates of Binax may be unable to sell their shares for a period of time and thereby may be unable to avoid losses resulting from any decrease in the trading price of Binax stock following the effective date of the merger. Stock price changes may result from a variety of factors that are beyond the control of Inverness and Binax, including general market and economic conditions as well as factors that are directly attributable to Inverness’ performance.

The business of Inverness has substantial indebtedness, which could, among other things, make it more difficult for it to satisfy its debt obligations, require it to use a large portion of its cash flow from operations to repay and service its debt or otherwise create liquidity problems, limit its flexibility to adjust to market conditions, place it at a competitive disadvantage and expose it to interest rate fluctuations.

Inverness currently has, and it will likely continue to have, a substantial amount of indebtedness. As of December 31, 2004, Inverness had approximately $192.3 million in aggregate principal indebtedness outstanding, of which $22.3 million is secured indebtedness, and $29.9 million of additional borrowing capacity under the revolving portions of its credit facilities. In addition, subject to restrictions in its credit facilities and the indenture governing its $150 million in outstanding 8 3/4% senior subordinated notes, or the senior subordinated notes, Inverness may incur additional indebtedness. During the year ended December 31, 2003 and the nine months ended September 30, 2004, Inverness recorded $9.7 million and $17.2 million, respectively, of interest expense related to its indebtedness, which included $1.0 million and $4.0 million, respectively, in non-cash interest primarily related to amortization of debt origination costs.

Inverness’ substantial indebtedness could affect its future operations in important ways. For example, it could:

•	make it more difficult to satisfy its obligations under the senior subordinated notes, its credit facilities and its other debt-related instruments;

•	require it to use a large portion of its cash flow from operations to pay principal and interest on its indebtedness, which would reduce the amount of cash available to finance its operations and other business activities and may require it, in order to meet its debt service obligations, to delay or reduce capital expenditures or the introduction of new products and/or forego business opportunities, including acquisitions, research and development projects or product design enhancements;

•	limit its flexibility to adjust to market conditions, leaving it vulnerable in a downturn in general economic conditions or in its business and less able to plan for, or react to, changes in its business and the industries in which it operates;

•	impair its ability to obtain additional financing;

•	place it at a competitive disadvantage compared to its competitors that have less debt; and

•	expose it to fluctuations in the interest rate environment with respect to its indebtedness that bears interest at variable rates.

Inverness expects to obtain the money to pay its expenses and to pay the principal and interest on the senior subordinated notes, its senior credit facility and its other debt from cash flow from its operations and from additional loans under its senior credit facility, subject to continued covenant compliance. Its ability to meet its expenses thus depends on its future performance, which will be affected by financial, business, economic and other factors. Inverness will not be able to control many of these factors, such as economic conditions in the markets in which it operates and pressure from competitors. Inverness cannot be certain that its cash flow will be sufficient to allow it to pay principal and interest on its debt and meet its other obligations. If its cash flow and capital resources prove inadequate, it could face substantial liquidity problems and might be required to dispose of material assets or operations, restructure or refinance its debt, including the notes, seek additional equity capital or borrow more money. Inverness cannot guarantee that it will be able to do so on terms acceptable to it. In addition, the terms of existing or future debt agreements, including the credit agreement governing its senior credit facility and the indenture governing the senior subordinated notes, may restrict it from adopting any of these alternatives.

Inverness has entered into agreements governing its indebtedness that subject it to various restrictions that may limit its ability to pursue business opportunities.

The agreements governing its indebtedness, including the credit agreement governing its senior credit facility and the indenture governing the senior subordinated notes, subject Inverness to various restrictions on its ability to engage in certain activities, including, among other things, its ability to:

•	incur additional indebtedness;

•	pay dividends or make distributions or repurchase or redeem its stock;

•	acquire other businesses;

•	make investments;

•	make loans to or extend credit for the benefit of third parties or its subsidiaries;

•	enter into transactions with affiliates;

•	raise additional capital;

•	make capital or finance lease expenditures;

•	dispose of or encumber assets; and

•	consolidate, merge or sell all or substantially all of its assets.

These restrictions may limit its ability to pursue business opportunities or strategies that it would otherwise consider to be in its best interests. In particular, all acquisitions of other businesses, other than very small acquisitions, will require it to obtain its lenders’ consent under its senior credit facility. Inverness has been required to obtain, and has obtained, its lenders’ consent under its senior credit facility in order to complete its acquisitions of the Wampole Division of MedPointe Inc., or Wampole, Ostex International, Inc., or Ostex, Applied Biotech, Inc., or ABI, and the rapid diagnostics business that it acquired from Abbott Laboratories, or the Abbott rapid diagnostics business and Binax.

Inverness’ senior credit facility contains certain financial covenants that it may not satisfy which, if not satisfied, could result in the acceleration of the amounts due thereunder and the limitation of its ability to borrow additional funds in the future.

As of December 31, 2004, Inverness had approximately $20.1 million of indebtedness outstanding under its senior credit facility and approximately $29.9 million of additional borrowing capacity thereunder. The agreements governing this facility subject it to various financial and other covenants with which it must comply on an ongoing or periodic basis. These include covenants pertaining to fixed charge coverage, capital expenditures, various leverage ratios, minimum EBITDA and minimum cash requirements. If Inverness violates any of these covenants, there may be a material adverse effect on it. Most notably, its outstanding debt under its senior credit facility could become immediately due and payable, its lenders could proceed against any collateral securing such indebtedness, and its ability to borrow additional funds in the future may be limited.

A default by Inverness under any of its agreements governing its indebtedness could result in a default and acceleration of indebtedness under other agreements.

The agreements governing Inverness’ indebtedness, including its senior credit facility and the indenture governing the senior subordinated notes, contain cross-default provisions whereby a default under one agreement could result in a default and acceleration of its repayment obligations under other agreements. If a cross-default were to occur, Inverness may not be able to pay its debts or borrow sufficient funds to refinance them. Even if new financing were available, it may not be on terms or commercially reasonable terms that are acceptable to Inverness. If some or all of its indebtedness is in default for any reason, its business, financial condition and results of operations could be materially and adversely affected.

Inverness may not be able to satisfy its debt obligations upon a change of control, which could limit its opportunity to enter into a change of control transaction.

Upon the occurrence of a “change of control,” as defined in the indenture governing the senior subordinated notes, each holder of the senior subordinated notes will have the right to require it to purchase the notes at a price equal to 101% of the principal amount, together with any accrued and unpaid interest. Its failure to purchase, or give notice of purchase of, the senior subordinated notes would be a default under the indenture, which would in turn be a default under its senior credit facility. In addition, a change of control may constitute an event of default under its senior credit facility. A default under its senior credit facility would result in an event of default under its 10% subordinated notes and, if the lenders accelerate the debt under its senior credit facility, the indenture governing the senior subordinated notes, and may result in the acceleration of any of its other indebtedness outstanding at the time. As a result, if Inverness does not have enough cash to repay all of its indebtedness or to repurchase all of the senior subordinated notes, Inverness may be limited in the change of control transactions that it may pursue.

Inverness’ acquisitions, including its acquisition of Binax, may not be profitable, and the integration of these businesses may be costly and difficult and may cause disruption of its business.

In addition to the acquisition of Binax, Inverness has, since commencing activities in November 2001, acquired and attempted to integrate into its operations Unipath Limited and its associated companies and assets, or the Unipath business, IVC Industries, Inc. (now doing business as Inverness Medical Nutritionals Group, or IMN), Wampole, Ostex, ABI and the Abbott rapid diagnostics business. Inverness has also made a number of smaller acquisitions. The ultimate success of all of its acquisitions depends, in part, on its ability to realize the anticipated synergies, cost savings and growth opportunities from integrating these businesses or assets into its existing businesses. However, the successful integration of independent businesses or assets is a complex, costly and time-consuming process. The difficulties of integrating companies and acquired assets include among others:

•	consolidating manufacturing and research and development operations, where appropriate; integrating newly acquired businesses or product lines into a uniform financial reporting system;

•	coordinating sales, distribution and marketing functions;

•	establishing or expanding manufacturing, sales, distribution and marketing functions in order to accommodate newly acquired businesses or product lines;

•	preserving the important licensing, research and development, manufacturing and supply, distribution, marketing, customer and other relationships;

•	minimizing the diversion of management’s attention from ongoing business concerns; and

•	coordinating geographically separate organizations.

Inverness may not accomplish the integration of its acquisitions smoothly or successfully. The diversion of the attention of its management from its current operations to the integration effort and any difficulties encountered in combining operations could prevent it from realizing the full benefits anticipated to result from these acquisitions and adversely affect its other businesses. Additionally, the costs associated with the integration of its acquisitions, including its costs associated with the integration of the operations of Ostex and ABI and the Abbott rapid diagnostics business, can be substantial. To the extent that Inverness incurs integration costs that are not anticipated when it finances its acquisitions, these unexpected costs could adversely impact its liquidity or force it to borrow additional funds. Ultimately, the value of any business or asset that Inverness has acquired may not be greater than or equal to its purchase prices.

If Inverness chooses, as it did in acquiring Binax, to invest in new and complementary businesses, products or technologies instead of developing them itself, such acquisitions or investments could disrupt its business and, depending on how it finances these acquisitions or investments, could result in the use of significant amounts of cash.

Inverness’ success depends in part on its ability to continually enhance and broaden its product offerings in response to changing technologies, customer demands and competitive pressures. Accordingly, from time to time it may seek to acquire or invest in businesses, products or technologies instead of developing them themselves. Acquisitions and investments involve numerous risks, including:

•	the inability to complete the acquisition or investment;

•	disruption of its ongoing businesses and diversion of management attention;

•	difficulties in integrating the acquired entities, products or technologies;

•	difficulties in operating the acquired business profitably;

•	difficulties in transitioning key customer, distributor and supplier relationships;

•	risks associated with entering markets in which it has no or limited prior experience; and

•	unanticipated costs.

In addition, any future acquisitions or investments may result in:

•	issuances of dilutive equity securities, which may be sold at a discount to market price;

•	use of significant amounts of cash;

•	the incurrence of debt;

•	the assumption of significant liabilities;

•	unfavorable financing terms;

•	large one-time expenses; and

•	the creation of certain intangible assets, including goodwill, the write-down of which may result in significant charges to earnings.

Any of these factors could materially harm its business or its operating results.

If goodwill and/or other intangible assets that Inverness has recorded in connection with its acquisitions of other businesses become impaired, it could have to take significant charges against earnings.

In connection with the accounting for its acquisitions of the Unipath business, Wampole, Ostex, ABI and the Abbott rapid diagnostics business, Inverness has recorded a significant amount of goodwill and other intangible assets. Under current accounting guidelines, Inverness must assess, at least annually and potentially more frequently, whether the value of goodwill and other intangible assets has been impaired. Any reduction or impairment of the value of goodwill or other intangible assets will result in a charge against earnings which could materially adversely affect its reported results of operations in future periods.

Inverness could experience significant manufacturing delays, disruptions to its ongoing research and development and increased production costs if Unilever is unable to successfully assign or sublease to it the lease for the multi-purpose facility that it currently uses in Bedford, England.

One of Inverness’ primary operating facilities is located in Bedford, England. The Bedford facility is a multi-purpose facility that is registered with the FDA, contains state-of-the-art research laboratories and is equipped with specialized manufacturing equipment. This facility currently provides the manufacturing for its Clearblue products and some of its Clearview products, serves as its primary research and development center and serves as the administrative center for its European operations. Inverness also uses this facility to manufacture the digital and non-digital e.p.t pregnancy tests for Pfizer in connection with its supply arrangements with Pfizer for these products. Inverness is currently using the Bedford facility pursuant to its acquisition agreement with Unilever relating to its acquisition of the Unipath business in late 2001. Unilever currently leases this facility from a third party landlord. Pursuant to the terms of Unilever’s lease, Unilever cannot assign the lease or sublet the Bedford facility to Inverness without first obtaining the landlord’s consent. The landlord has not yet, and may not in the future, consent to an assignment of the lease or a sublease to it. The terms of the acquisition agreement obligate Unilever to provide to Inverness the benefit of the lease of the Bedford facility. If Unilever is unable to successfully acquire such consent or otherwise enable Inverness to realize the benefit of Unilever’s lease of the Bedford facility, or if the lease is terminated, Inverness may be forced to renegotiate a lease of the Bedford facility on substantially less favorable terms or seek alternative means of producing its products, conducting its research and housing its European administrative staff. In either case, Inverness may experience increased production costs or manufacturing delays, which could prevent it from meeting contractual supply obligations or jeopardize important customer relationships. Inverness may also suffer disruptions to its ongoing research and development while it is resolving these issues. Inverness cannot assure you that it will be able to renegotiate a lease for the Bedford facility on terms that are acceptable to it or find an acceptable replacement for this facility. Any one or more of these events may have a material adverse effect on it.

Inverness may experience manufacturing problems or delays, which could result in decreased revenues or increased costs.

Inverness currently produces most of its consumer products in its manufacturing facilities located in New Jersey, San Diego, Bedford, England and Galway, Ireland and some of its professional diagnostic tests in its manufacturing facilities located in Bedford, England, San Diego and Yavne, Israel. Its production processes are complex and require specialized and expensive equipment. Replacement parts for its specialized equipment can be expensive and, in some cases, can require lead times of up to a year to acquire. In addition, its private label consumer products business, and its private label and bulk nutritional supplements business in particular, rely on operational efficiency to mass produce products at low margins per unit. Inverness also relies on numerous third parties to supply production materials and in some cases there may not be alternative sources immediately available.

In addition, Inverness currently relies on nine significant third-party manufacturers, as well as numerous other less significant manufacturers, to produce many of its professional diagnostic products and certain components of its consumer diagnostic products, including products in development. In addition, certain of the products acquired as part of the Abbott rapid diagnostics business are currently manufactured for it by Abbott Laboratories in Chicago under the terms of a transitional arrangement. Any event impacting its manufacturing facilities, its manufacturing systems or equipment, or its contract manufacturers or suppliers, including, without limitation, wars, terrorist activities, natural disasters and outbreaks of infectious disease (such as SARS), could delay or suspend shipments of products or the release of new products or could result in the delivery of inferior products. Inverness’ revenues from the affected products would decline or it could incur losses until such time as it was able to restore its production processes or put in place alternative contract manufacturers or suppliers. Even though it carries business interruption insurance policies, Inverness may suffer losses as a result of business interruptions that exceed the coverage available under its insurance policies.

Sales of Inverness’ new digital pregnancy tests, including a digital version of Pfizer’s e.p.t pregnancy test, may dilute sales of its other consumer pregnancy test products or the non-digital e.p.t pregnancy test, which it also manufactures for Pfizer, and, accordingly, these sales may not increase its overall revenues or profitability.

In the second quarter of 2003, Inverness shipped the first orders for its new digital pregnancy test, Clearblue Easy Digital, which is the first consumer pregnancy test on the market to display test results in words. Inverness also entered into a supply agreement with Pfizer pursuant to which it began in December 2003 supplying Pfizer with a digital version of its e.p.t pregnancy tests on a non-exclusive basis. Instead of interpreting colored lines for a result, the digital display will spell out “Pregnant” or “Not Pregnant.” Inverness cannot assure you that sales of these new products will not dilute sales of its other consumer pregnancy test products or the non-digital e.p.t pregnancy test, which it will manufacture for Pfizer until June 2009. Accordingly, there is no assurance that these new products will increase its overall revenues or profitability.

Inverness may experience difficulties that may delay or prevent its development, introduction or marketing of new or enhanced products.

Inverness intends to continue to invest in product and technology development. The development of new or enhanced products is a complex and uncertain process. Inverness may experience research and development, manufacturing, marketing and other difficulties that could delay or prevent its development, introduction or marketing of new products or enhancements. Inverness cannot be certain that:

•	any of the products under development will prove to be effective in clinical trials;

•	it will be able to obtain, in a timely manner or at all, regulatory approval to market any of its products that are in development or contemplated;

•	any of such products can be manufactured at acceptable cost and with appropriate quality; or

•	any such products, if and when approved, can be successfully marketed.

While Inverness currently expects to submit a pro-thrombin test for FDA approval in early 2005 and to launch a congestive heart failure product in late 2005 and has announced several new infectious disease products (including a high sensitivity, CLIA waived strep throat test and tests for D-Dimer, Fecal Occult Blood and rapid influenza A & B tests), the factors listed above, as well as manufacturing or distribution problems, or other factors beyond its control, could delay these launches. In addition, Inverness cannot assure you that the market will accept these products. Accordingly, there is no assurance that its overall revenues will increase if and when these new products are launched.

Inverness may experience difficulties that may delay or prevent it from completing its plans to centralize its U.S. consumer products packaging and distribution facilities and its plans to manufacture certain products in China.

Inverness has commenced operations of its centralized U.S. consumer products packaging and distribution facility, and has begun to transition the manufacture of certain products to China. Inverness may not complete its plans with respect to these operations in the time projected, or at all, if it is unable to develop or finalize the necessary third party relationships; acquire the required facilities, equipment or materials; or obtain any necessary consents or approvals. In addition, even if Inverness does succeed in developing these new operations on schedule, operational problems, or other factors beyond its control, may prevent or delay Inverness from recognizing cost savings, margin improvements or other benefits that it may expect.

If Inverness fails to meet strict regulatory requirements, it could be required to pay fines or even close its facilities.

Inverness’ facilities and manufacturing techniques generally must conform to standards that are established by government agencies, including those of European and other foreign governments, as well as the FDA, and, to a lesser extent, the U.S. Drug Enforcement Administration, or the DEA, and local health agencies. These regulatory agencies may conduct periodic audits of its facilities to monitor its compliance with applicable regulatory standards. If a regulatory agency finds that Inverness fails to comply with the appropriate regulatory standards, such agency may impose fines on Inverness, delay or withdraw pre-market clearances or other regulatory approvals or if such a regulatory agency determines that its non-compliance by Inverness is severe, such agency may close Inverness’ facilities. Any adverse action by an applicable regulatory agency could impair Inverness’ ability to produce its products in a cost-effective and timely manner in order to meet its customers’ demands. These regulatory agencies may also impose new or enhanced standards that would increase its costs as well as the risks associated with non-compliance. For example, Inverness anticipates that the FDA may soon finalize and implement “good manufacturing practice,” or GMP, regulations for nutritional supplements. GMP regulations would require supplements to be prepared, packaged and held in compliance with certain rules, and might require quality control provisions similar to those in the GMP regulations for drugs. While Inverness’ manufacturing facilities for nutritional supplements have been subjected to, and passed, third party inspections against anticipated GMP standards, the ongoing compliance required in the event that GMP regulations are adopted would involve additional costs and would present new risks associated with any failure to comply with the regulations in the future.

If Inverness delivers products with defects, its credibility may be harmed, market acceptance of its products may decrease and it may be exposed to liability in excess of its product liability insurance coverage.

The manufacturing and marketing of consumer and professional diagnostic products involve an inherent risk of product liability claims. In addition, Inverness’ product development and production are extremely complex and could expose its products to defects, and any defects could harm its credibility and decrease market acceptance of its products. In addition, Inverness’ marketing of vitamins and nutritional supplements may cause it to be subjected to various product liability claims, including, among others, claims that the vitamins and nutritional supplements have inadequate warnings concerning side effects and interactions with other substances. Potential product liability claims may exceed the amount of Inverness’ insurance coverage or may be excluded from coverage under the terms of the policy. In the event that Inverness is held liable for a claim for which it is not indemnified, or for damages exceeding the limits of its insurance coverage, that claim could materially damage its business and its financial condition.

Inverness’ sales of brand name nutritional supplements have been trending downward since 1998 due to the maturity of the market segments they serve and the age of that product line and it may experience further declines in sales of those products.

Inverness’ aggregate sales of all of its brand name nutritional products, including, among others, Ferro-Sequels, Stresstabs, Protegra, Posture, SoyCare, ALLBEE, and Z-BEC, have declined each year since 1998 through the year 2002, except in 2002 when they increased slightly as compared to 2001. Inverness believes that these products have under-performed because they are, for the most part, aging brands with limited brand recognition that face increasing private label competition. The overall age of this product line means that it is subject to future distribution loss for under-performing brands, while its opportunities for new distribution on the existing product lines are limited. As a result, Inverness does not expect significant sales growth of its existing brand name nutritional products and it may experience further declines in overall sales of its brand name nutritional products in the future.

Inverness’ sales of specific vitamins and nutritional supplements could be negatively impacted by media attention or other news developments that challenge the safety and effectiveness of those specific vitamins and nutritional supplements.

Most growth in the vitamin and nutritional supplement industry is attributed to new products that tend to generate greater attention in the marketplace than do older products. Positive media attention resulting from new scientific studies or announcements can spur rapid growth in individual segments of the market, and also impact individual brands. Conversely, news that challenges individual segments or products can have a negative impact on the industry overall as well as on sales of the challenged segments or products. Most of Inverness’ vitamin and nutritional supplements products serve well-established market segments and, absent unforeseen new developments or trends, are not expected to benefit from rapid growth. A few of its vitamin and nutritional products are newer products that are more likely to be the subject of new scientific studies or announcements, which could be either positive or negative. News or other developments that challenge the safety or effectiveness of these products could negatively impact the profitability of Inverness’ vitamin and nutritional supplements business.

Inverness could suffer monetary damages, incur substantial costs or be prevented from using technologies important to its products as a result of a number of pending legal proceedings.

Inverness is involved in various legal proceedings arising out of its consumer diagnostics, nutritional supplements and professional diagnostics business. Its material pending legal proceedings are:

•	a counterclaim by Princeton BioMeditech Corporation, or PBM, against it in a patent infringement suit maintained by its subsidiaries, Inverness Medical Switzerland GmbH and Unipath Diagnostics, Inc., against PBM et. al. in which PBM alleges that it has breached various obligations to PBM arising out of its joint venture with it; and

•	a suit brought by Quidel Corporation alleging that it is infringing U.S. Patent No. 4,943,522 and seeking a declaratory finding that Quidel does not infringe certain of its patents and certain other patents owned by co-defendant Armkel LLC and that the patents are invalid and/or unenforceable.

Because of the nature of its business, Inverness may be subject at any particular time to commercial disputes, consumer product claims or various other lawsuits arising in the ordinary course of its business, including employment matters, and expect that this will continue to be the case in the future. Such lawsuits generally seek damages, sometimes in substantial amounts, for commercial or personal injuries allegedly suffered and can include claims for punitive or other special damages. An adverse ruling or rulings in one or more such lawsuits could, individually or in the aggregate, have a material adverse effect on its sales, operations or financial performance. In addition, it aggressively defends its patent and other intellectual property rights. This often involves bringing infringement or other commercial claims against third parties, such as its litigation against Acon Laboratories. These suits can be expensive and result in counterclaims challenging the validity of its patents and other rights. Inverness cannot assure you that these lawsuits or any future lawsuits relating to its businesses will not have a material adverse effect on it.

The profitability of Inverness’ consumer products businesses may suffer if it is unable to establish and maintain close working relationships with its customers.

For the year ended December 31, 2003 and the nine months ended September 30, 2004, 69% and 66% of its net product sales, respectively, were derived from its consumer products business. Its consumer products businesses rely to a great extent on close working relationships with its customers rather than long-term exclusive contractual arrangements. Customer concentration in these businesses is high, especially in its private label nutritional supplements business. In addition, customers of its branded and private label consumer products businesses purchase products through purchase orders only and are not obligated to make future purchases. Inverness therefore relies on its ability to deliver quality products on time in order to retain and generate customers. If Inverness fails to meet its customers’ needs or expectations, whether due to manufacturing issues that affect quality or capacity issues that result in late shipments, it will harm its reputation and customer relationships and likely lose customers. Additionally, if Inverness is unable to maintain close working relationships with its customers, sales of all of its products and its ability to successfully launch new products could suffer. The loss of a major customer and the failure to generate new accounts could significantly reduce its revenues or prevent it from achieving projected growth.

The profitability of Inverness’ consumer products businesses may suffer if Pfizer Inc. is unable to successfully market and sell its e.p.t pregnancy tests.

Under the terms of a manufacturing, packaging and supply agreement that Inverness entered into with Pfizer Inc., through one of its wholly-owned subsidiaries, Pfizer purchases its non-digital e.p.t pregnancy tests from Inverness through June 6, 2009. Additionally, under the terms of a separate supply agreement, in December 2003, Inverness began supplying Pfizer with a digital version of its e.p.t pregnancy test on a non-exclusive basis. The amount of revenues or profits that Inverness generates under these agreements will depend on the volume of orders that it receives from Pfizer. As a result, if Pfizer is unable to successfully market and sell its e.p.t pregnancy tests, or if other events adversely affect the volume of Pfizer’s sales of its e.p.t pregnancy tests, then Inverness’ future revenues and profit may be adversely affected.

Because sales of Inverness’ private label nutritional supplements are generally made at low margins, the profitability of these products may suffer significantly as a result of relatively small increases in raw material or other manufacturing costs.

Sales of Inverness’ private label nutritional supplements, which for the year ended December 31, 2003 and the nine months ended September 30, 2004, provided approximately 18% and 21%, respectively, of its net product sales, generate low profit margins. Inverness relies on its ability to efficiently mass produce nutritional supplements in order to make meaningful profits from these products. Changes in raw material or other manufacturing costs can drastically cut into or eliminate the profits generated from the sale of a particular product. For the most part, Inverness does not have long-term supply contracts for its required raw materials and, as a result, its costs can increase with little notice. The private label nutritional supplements business is also highly competitive such that Inverness’ ability to raise prices as a result of increased costs is limited. Customers generally purchase private label products via purchase order, not through long-term contracts, and they often purchase these products from the lowest bidder on a product-by-product basis. The internet has enhanced price competition among private label manufacturers through the advent of on-line auctions, where customers will auction off the right to manufacture a particular product to the lowest bidder. The resulting margin erosion in its nutritionals business has resulted in a reduction in Inverness’ overall gross margin and contributed to significant losses in 2004 through September, as compared to its income in the comparable period of 2003.

Retailer consolidation poses a threat to Inverness’ existing retailer relationships and could result in lost revenue.

In recent years there has been a rapid consolidation within the mass retail industry. Drug store chains, grocery stores and mass merchandisers, the primary purchasers of its consumer diagnostic products and vitamins and nutritional supplements, have all been subject to this trend. Because these customers purchase through purchase orders, consolidation can interfere with existing retailer relationships, especially private label relationships, and result in the loss of major customers and significant revenue streams.

The financial condition or results of operations of Inverness may be adversely affected by international business risks.

Approximately 36% of Inverness’ net revenues were generated from outside the United States for the year ended December 31, 2003. A significant number of its employees, including manufacturing, sales, support and research and development personnel, are located in foreign countries, including England, Ireland and Israel. Conducting business outside of the United States subjects Inverness to numerous risks, including:

•	increased costs or reduced revenue as a result of movements in foreign currency exchange rates;

•	decreased liquidity resulting from longer accounts receivable collection cycles typical of foreign countries;

•	lower productivity resulting from difficulties managing its sales, support and research and development operations across many countries;

•	lost revenues resulting from difficulties associated with enforcing agreements and collecting receivables through foreign legal systems;

•	lost revenues resulting from the imposition by foreign governments of trade protection measures;

•	higher cost of sales resulting from import or export licensing requirements;

•	lost revenues or other adverse affects as a result of economic or political instability in or affecting foreign countries in which Inverness sells its products or operate; and

•	adverse effects resulting from changes in foreign regulatory or other laws affecting the sales of its products or its foreign operations.

Because Inverness’ business relies heavily on foreign operations and revenues, changes in foreign currency exchange rates and its ability to convert currencies may negatively affect its financial condition and results of operations.

Inverness’ business relies heavily on its foreign operations. Three of its manufacturing facilities are outside the United States, in Bedford, England, Galway, Ireland and Yavne, Israel. Approximately 36% of its net revenues were generated from outside the United States during the year ended December 31, 2003. Its Clearblue pregnancy test product sales have historically been much stronger outside the United States, with 75% of net product sales of these products coming from outside the United States during the year ended December 31, 2003. In addition, the Abbott rapid diagnostics business, which was acquired on September 30, 2003, generates a majority of its sales outside the United States. Furthermore, Persona is sold exclusively outside of the United States and Inverness’ Orgenics professional diagnostic products have always been sold exclusively outside of the United States. Because of its foreign operations and foreign sales, Inverness faces exposure to movements in foreign currency exchange rates. Its primary exposures are related to the operations of its European subsidiaries. These exposures may change over time as business practices evolve and could result in increased costs or reduced revenue and could impact actual cash flow.

Inverness’ Orgenics subsidiary is located in Israel, and its operations could be negatively affected due to military or political tensions in the Middle East.

Inverness’ wholly-owned subsidiary, Orgenics, which develops, manufactures and sells certain of its professional diagnostic products, is incorporated under the laws of the State of Israel. The administrative offices and development and manufacturing operations of its Orgenics business are located in Yavne, Israel. Although most of Orgenics’s sales currently are to customers outside of Israel, political, economic and military conditions in Israel could nevertheless directly affect its operations. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors and a state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. Despite its history of avoiding adverse effects, its Orgenics business could be adversely affected by any major hostilities involving Israel.

Intense competition could reduce its market share or limit Inverness’ ability to increase market share, which could impair the sales of its products and harm its financial performance.

The medical products industry is rapidly evolving and developments are expected to continue at a rapid pace. Competition in this industry, which includes both Inverness’ consumer diagnostics and professional diagnostics businesses, is intense and expected to increase as new products and technologies become available and new competitors enter the market. Inverness’ competitors in the United States and abroad are numerous and include, among others, diagnostic testing and medical products companies, universities and other research institutions. Inverness’ future success depends upon maintaining a competitive position in the development of products and technologies in its areas of focus. Its competitors may:

•	develop technologies and products that are more effective than its products or that render its technologies or products obsolete or noncompetitive;

•	obtain patent protection or other intellectual property rights that would prevent it from developing its potential products; or

•	obtain regulatory approval for the commercialization of their products more rapidly or effectively than Inverness does.

Also, the possibility of patent disputes with competitors holding foreign patent rights may limit or delay expansion possibilities for its diagnostics businesses in certain foreign jurisdictions. In addition, many of Inverness’ existing or potential competitors have or may have substantially greater research and development capabilities, clinical, manufacturing, regulatory and marketing experience and financial and managerial resources.

The market for the sale of vitamins and nutritional supplements is also highly competitive. This competition is based principally upon price, quality of products, customer service and marketing support. There are numerous companies in the vitamins and nutritional supplements industry selling products to retailers such as mass merchandisers, drug store chains, independent drug stores, supermarkets, groceries and health food stores. As most of these companies are privately held, Inverness is unable to obtain the information necessary to assess precisely the size and success of these competitors. However, Inverness believes that a number of its competitors, particularly manufacturers of nationally advertised brand name products, are substantially larger than it is and have greater financial resources.

The rights Inverness relies upon to protect the intellectual property underlying its products may not be adequate, which could enable third parties to use its technology and would reduce its ability to compete in the market.

Inverness’ success will depend in part on its ability to develop or acquire commercially valuable patent rights and to protect its intellectual property. Its patent position is generally uncertain and involves complex legal and factual questions. The degree of present and future protection for its proprietary rights is uncertain.

The risks and uncertainties that it faces with respect to its patents and other proprietary rights include the following:

•	the pending patent applications it has filed or to which it has exclusive rights may not result in issued patents or may take longer than it expects to result in issued patents;

•	the claims of any patents which are issued may not provide meaningful protection;

•	it may not be able to develop additional proprietary technologies that are patentable;

•	the patents licensed or issued to it or its customers may not provide a competitive advantage;

•	other parties may challenge patents or patent applications licensed or issued to it or its customers;

•	patents issued to other companies may harm its ability to do business; and

•	other companies may design around technologies it has patented, licensed or developed.

In addition to patents, Inverness relies on a combination of trade secrets, nondisclosure agreements and other contractual provisions and technical measures to protect its intellectual property rights. Nevertheless, these measures may not be adequate to safeguard the technology underlying its products. If they do not protect its rights, third parties could use its technology and its ability to compete in the market would be reduced. In addition, employees, consultants and others who participate in the development of its products may breach their agreements with it regarding its intellectual property and it may not have adequate remedies for the breach. Inverness also may not be able to effectively protect its intellectual property rights in some foreign countries. For a variety of reasons, it may decide not to file for patent, copyright or trademark protection or prosecute potential infringements of its patents. Inverness also realizes that its trade secrets may become known through other means not currently foreseen by it. Despite its efforts to protect its intellectual property, Inverness’ competitors or customers may independently develop similar or alternative technologies or products that are equal or superior to its technology and products without infringing on any of its intellectual property rights or design around its proprietary technologies.

Claims by other companies that Inverness’ products infringe on their proprietary rights could adversely affect its ability to sell its products and increase its costs.

Substantial litigation over intellectual property rights exists in both the consumer and professional diagnostic industries. Inverness expects that its products and products in these industries could be increasingly subject to third party infringement claims as the number of competitors grows and the functionality of products and technology in different industry segments overlaps. Third parties may currently have, or may eventually be issued, patents on which its products or technology may infringe. Any of these third parties might make a claim of infringement against Inverness. Any litigation could result in the expenditure of significant financial resources and the diversion of management’s time and resources. In addition, litigation in which Inverness is accused of infringement may cause negative publicity, have an impact on prospective customers, cause product shipment delays or require it to develop non-infringing technology, make substantial payments to third parties, or enter into royalty or license agreements, which may not be available on acceptable terms, or at all. If a successful claim of infringement was made against Inverness and it could not develop non-infringing technology or license the infringed or similar technology on a timely and cost-effective basis, its revenue may decrease and it could be exposed to legal actions by its customers.

Inverness has initiated, and may need to further initiate, lawsuits to protect or enforce its patents and other intellectual property rights, which could be expensive and, if it loses, could cause it to lose some of its intellectual property rights, which would reduce its ability to compete in the market.

Inverness relies on patents to protect a portion of its intellectual property and its competitive position. In order to protect or enforce its patent rights, it may initiate patent litigation against third parties, such as infringement suits or interference proceedings. Litigation may be necessary to:

•	assert claims of infringement;

•	enforce its patents;

•	protect its trade secrets or know-how; or

•	determine the enforceability, scope and validity of the proprietary rights of others.

Currently, it has initiated a number of lawsuits against competitors who it believes to be selling products that infringe its proprietary rights. These current lawsuits and any other lawsuits that it initiates could be expensive, take significant time and divert management’s attention from other business concerns. Litigation also puts its patents at risk of being invalidated or interpreted narrowly and its patent applications at risk of not issuing. Additionally, Inverness may provoke third parties to assert claims against it.

Patent law relating to the scope of claims in the technology fields in which it operates is still evolving and, consequently, patent positions in its industry are generally uncertain. Inverness may not prevail in any of these suits and the damages or other remedies awarded, if any, may not be commercially valuable. During the course of these suits, there may be public announcements of the results of hearings, motions and other interim proceedings or developments in the litigation. If securities analysts or investors perceive any of these results to be negative, its stock price could decline.

Non-competition obligations and other restrictions will limit Inverness’ ability to take full advantage of its management team, the technology Inverness owns or licenses and its research and development capabilities.

Members of its management team have had significant experience in the diabetes field. In addition, technology Inverness owns or licenses may have potential applications to this field and its research and development capabilities could be applied to this field. However, in conjunction with its split-off from Inverness Medical

Technology, Inc., or IMT, it agreed not to compete with IMT and Johnson & Johnson in the field of diabetes through 2011. In addition, Mr. Ron Zwanziger, its Chairman, Chief Executive Officer and President, and two of its senior scientists, Dr. David Scott and Dr. Jerry McAleer, have entered into consulting agreements with IMT that impose similar restrictions. Further, its license agreement with IMT prevents it from using any of the licensed technology in the field of diabetes. As a result of these restrictions, Inverness cannot pursue opportunities in the field of diabetes.

You are unlikely to be able to exercise effective remedies against Arthur Andersen LLP, Inverness’ former independent public accountants.

Although Inverness dismissed Arthur Andersen LLP as its independent public accountants in June 2002 and it now engages BDO Seidman, LLP, independent registered public accounting firm, its consolidated financial statements as of December 31, 2001 and 2000 and for each of the three years in the period ended December 31, 2001, to the extent included in previously filed reports or registration statements, were audited by Arthur Andersen.

On March 14, 2002, Arthur Andersen was indicted on federal obstruction of justice charges arising from the government’s investigation of Enron Corporation. On June 15, 2002, a jury in Houston, Texas found Arthur Andersen guilty of these federal obstruction of justice charges. In light of the jury verdict and the underlying events, Arthur Andersen subsequently substantially discontinued operations and dismissed essentially its entire workforce. You are therefore unlikely to be able to exercise effective remedies or collect judgments against Arthur Andersen for any untrue statement of a material fact contained in the financial statements audited by Arthur Andersen or any omissions to state a material fact required to be stated in those financial statements.

Inverness’ operating results may fluctuate due to various factors and, as a result, period-to-period comparisons of its results of operations will not necessarily be meaningful.

Factors relating to its business make Inverness’ future operating results uncertain and may cause them to fluctuate from period to period. Such factors include:

•	the timing of new product announcements and introductions by Inverness and its competitors;

•	market acceptance of new or enhanced versions of its products;

•	changes in manufacturing costs or other expenses;

•	competitive pricing pressures;

•	the gain or loss of significant distribution outlets or customers;

•	increased research and development expenses;

•	the timing of any future acquisitions;

•	general economic conditions; or

•	general stock market conditions or other economic or external factors.

Because its operating results may fluctuate from quarter to quarter, it may be difficult for Inverness or its investors to predict its future performance by viewing its historical operating results.

Inverness’ historical financial information relating to periods beginning prior to its split-off from IMT on November 21, 2001 may not be representative of its results as a separate company.

On November 21, 2001, Inverness was split-off from IMT and became an independent, publicly owned company as part of a transaction by which IMT was acquired by Johnson & Johnson. Prior to that time, Inverness had been a majority owned subsidiary of IMT, and the businesses that it acquired in connection with the restructuring that preceded the split-off represented approximately 20% of IMT’s net product sales during the calendar quarter concluded immediately prior to the split-off. The historical financial information relating to any periods beginning prior to November 21, 2001, included in its reports filed with the SEC, report on time periods prior to the split-off and reflect the operating history of its businesses when it was a part of IMT. As a result, the financial information may not reflect what its results of operations, financial position and cash flows would have been had it been a separate, stand-alone company during those periods. This financial information also may not reflect what its results of operations, financial position and cash flows will be in the future. This is not only related to the various risks associated with the fact that Inverness has not been a stand-alone company for a long period of time, but also because:

•	various adjustments and allocations have been made to produce these financial statements because IMT did not account for Inverness as a single stand-alone business for those periods presented; and

•	the information, to the extent it does not report on a period ending on or after November 21, 2001, does not reflect many significant changes that occurred in its financial condition, capital structure and operations as a result of its separation from IMT.

The adjustments and allocations Inverness made in preparing the financial information for any periods beginning prior to November 21, 2001 may not appropriately reflect its operations during those periods as if it had operated as a stand-alone company.

Period-to-period comparisons of Inverness’ operating results may not be meaningful due to its acquisitions.

Inverness has engaged in a number of significant acquisitions in recent years which make it difficult to analyze its results and to compare them from period to period, including the acquisitions of the Unipath business in December 2001, IVC in March 2002, Wampole in September 2002, ABI in August 2003 and the Abbott rapid diagnostics business in September 2003. Period-to-period comparisons of its results of operations may not be meaningful due to these acquisitions and are not indications of its future performance. Any future acquisitions will also make its results difficult to compare from period to period in the future.

Inverness’ stock price may fluctuate significantly and stockholders who buy or sell its common stock may lose all or part of the value of their investment, depending on the price of its common stock from time to time.

Inverness’ common stock has been listed on the American Stock Exchange since November 23, 2001 and it has a limited market capitalization. As a result, Inverness is currently followed by only a few market analysts and a portion of the investment community. Limited trading of its common stock may therefore make it more difficult for you to sell your shares.

In addition, Inverness’ share price may be volatile due to its operating results, as well as factors beyond its control. During 2004, the sale price of its common stock ranged from $15.00 to $25.40 and during 2003, the sales price of its common stock ranged from $13.40 to $27.50. It is possible that in some future periods the results of its operations will be below the expectations of the public market. In any such event, the market price of its common stock could decline. Furthermore, the stock market may experience significant price and volume fluctuations, which may affect the market price of its common stock for reasons unrelated to its operating performance. The market price of its common stock may be highly volatile and may be affected by factors such as:

•	its quarterly and annual operating results, including its failure to meet the performance estimates of securities analysts;

•	changes in financial estimates of its revenues and operating results or buy/sell recommendations by securities analysts;

•	the timing of announcements by Inverness or its competitors of significant products, contracts or acquisitions or publicity regarding actual or potential results or performance thereof;

•	changes in general conditions in the economy, the financial markets or the health care industry;

•	government regulation in the health care industry;

•	changes in other areas such as tax laws;

•	sales of substantial amounts of common stock or the perception that such sales could occur;

•	changes in investor perception of its industry, its businesses or its prospects;

•	the loss of key employees, officers or directors; or

•	other developments affecting Inverness or its competitors.

Anti-takeover provisions in Inverness’ organizational documents and Delaware law may limit the ability of its stockholders to control its policies and effect a change of control of Inverness and prevent attempts by its stockholders to replace or remove its current management, which may not be in your best interests.

There are provisions in Inverness’ certificate of incorporation and bylaws that may discourage a third party from making a proposal to acquire Inverness, even if some of its stockholders might consider the proposal to be in their best interests, and prevent attempts by its stockholders to replace or remove its current management. These provisions include the following:

•	its certificate of incorporation provides for three classes of directors with the term of office of one class expiring each year, commonly referred to as a staggered board. By preventing stockholders from voting on the election of more than one class of directors at any annual meeting of stockholders, this provision may have the effect of keeping the current members of its board of directors in control for a longer period of time than stockholders may desire;

•	its certificate of incorporation authorizes its board of directors to issue shares of preferred stock without stockholder approval and to establish the preferences and rights of any preferred stock issued, which would allow the board to issue one or more classes or series of preferred stock that could discourage or delay a tender offer or change in control;

•	its certificate of incorporation prohibits its stockholders from filling board vacancies, calling special stockholder meetings or taking action by written consent;

•	its certificate of incorporation provides for the removal of a director only with cause and by the affirmative vote of the holders of 75% or more of the shares then entitled to vote at an election of its directors; and

•	its bylaws require advance written notice of stockholder proposals and director nominations.

Additionally, Inverness is subject to Section 203 of the Delaware General Corporation Law, which, in general, imposes restrictions upon acquirers of 15% or more of its stock. Finally, the board of directors may in the future adopt other protective measures, such as a stockholder rights plan, which could delay, deter or prevent a change of control.

Because Inverness does not intend to pay dividends on its common stock, you will benefit from an investment in Inverness’ common stock only if it appreciates in value.

Inverness currently intends to retain its future earnings, if any, to finance the expansion of its business and does not expect to pay any cash dividends on its common stock in the foreseeable future. In addition, its senior credit facility currently prohibits the payment of dividends and the indenture governing the terms of its senior subordinated notes restricts the amount of any dividends that Inverness may pay. As a result, the success of your investment in its common stock will depend entirely upon any future appreciation. There is no guarantee that its common stock will appreciate in value or even maintain the price at which you purchased your shares.

FORWARD-LOOKING STATEMENTS

Some of the statements contained, or incorporated by reference, in this information statement/prospectus discuss future expectations, contain projections of results of operations or financial condition or state other “forward-looking” information. Those statements are subject to known and unknown risks, uncertainties and other factors that could cause the actual results to differ materially from those contemplated by the statements. The “forward-looking” information is based on various factors and was derived using numerous assumptions. In some cases, you can identify these so-called “forward-looking statements” by words like “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” or “continue” or the negative of those words and other comparable words. You should be aware that those statements only reflect Inverness’ predictions. Actual events or results may differ substantially. Important factors that could cause its actual results to be materially different from the forward-looking statements are disclosed under the heading “Risk Factors” beginning on page 9 and throughout or incorporated in this information statement/prospectus.

APPROVAL OF THE MERGER

BY BINAX STOCKHOLDERS

Binax has obtained stockholder approval of the merger and adoption of the merger agreement. Under applicable Delaware General Corporation Law, or the DGCL, and Binax’s certificate of incorporation, no further vote or consent of any other stockholder of Binax is necessary to approve the merger and adopt the merger agreement. Accordingly, Binax is not soliciting any stockholder votes or consents by this information statement/prospectus. BINAX IS NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND BINAX A PROXY.

Approval of Merger and Merger Agreement

Following consideration at a meeting held on February 7, 2005, the Binax board of directors approved and adopted the merger and the merger agreement and determined that the merger and the merger agreement are in the best interests of Binax and its stockholders. Binax’s board of directors also recommended that the stockholders of Binax authorize, adopt and approve the merger and merger agreement.

Pursuant to Binax’s certificate of incorporation and applicable law, the holders of Binax common stock are entitled to one vote per share on all matters voted upon by Binax stockholders. On February 8, 2005, Messrs. Piasio and Hamer, and each of their spouses, executed and delivered to Binax a written consent of stockholders of Binax approving the merger and adopting the merger agreement. As of that date, Binax had outstanding 787,628 shares of common stock. The holders executing the written consent represented approximately 66% of the common stock outstanding.

As a result, in accordance with the DGCL and Binax’s certificate of incorporation, the merger and the merger agreement were approved and adopted by the requisite holders of the outstanding shares of capital stock of Binax entitled to vote on this matter.

Notice Under Section 228 of the DGCL

This information statement/prospectus serves as notice to Binax stockholders pursuant to Section 228(e) of the DGCL of the approval of the merger and the merger agreement by less than unanimous consent of stockholders.

THE MERGER

General

The board of directors of Inverness and the board of directors and stockholders of Binax have each approved the merger agreement, which provides for the merger of Binax with and into Acquisition Corp., a newly-formed and wholly-owned subsidiary of Inverness, with Acquisition Corp. being the surviving corporation of the merger. The holders of Binax stock sufficient to approve the merger and adopt the merger agreement have done so by written consent. Each share of Binax common stock outstanding immediately prior to the merger will be converted into the right to receive shares of Inverness common stock and cash. The shares of Binax common stock will be converted into cash and a number of shares of Inverness common stock in accordance with the formulas specified in the merger agreement, as described under “Terms of the Merger Agreement—Merger Consideration.” Fractional shares of Inverness common stock will not be issued in connection with the merger, and Binax stockholders otherwise entitled to a fractional share will be paid in cash for the fractional share, in the manner described under “Terms of the Merger Agreement—Fractional Shares.”

Background of the Merger

In pursuing strategies for enhancing stockholder value, Inverness regularly considers opportunities for acquisitions, dispositions, and other strategic alliances and alternatives. As part of that process, and in order to facilitate the exchange of confidential information, Inverness began negotiations of a non-disclosure agreement with Binax in September 2004. After exchanging drafts of an agreement, Inverness and Binax executed a Proprietary Information Agreement on September 28, 2004.

On October 1, 2004, Ron Zwanziger, chairman, chief executive officer and president of Inverness, Anthony Bernardo, vice president of business development of Inverness, and John Bridgen, president of Wampole Laboratories, LLC, met in Portland, Maine with Roger Piasio, chief executive officer and president of Binax, Myron Hamer, treasurer of Binax, Bob Basore, then vice president of worldwide sales and marketing of Binax, and Andrew Wilkinson, senior director of finance of Binax. The representatives of Binax presented an overview of Binax’s products and business, and the parties discussed several potential structures for a business arrangement, including the possibility of the acquisition of Binax by Inverness.

Over the next several weeks, Messrs. Zwanziger and Piasio discussed the possibility of a strategic combination between Inverness and Binax. On October 19, 2004, Inverness and Binax entered into a Mutual Confidential Disclosure Agreement to enable the parties to investigate the potential acquisition of Binax by Inverness.

On November 2 and 3, 2004, Inverness management, including Mr. Bernardo, Paul Hempel, general counsel of Inverness, and David Teitel, vice president of finance of Inverness, met with Binax management at Binax’s offices in Portland, Maine to conduct preliminary due diligence regarding Binax’s corporate structure, previous acquisitions, marketing and sales, financial information, contracts and leases and toured Binax’s facilities.

On November 8, 2004, Inverness sent a non-binding letter of intent to Binax proposing the acquisition of 100% of its common stock. On November 16, 2004, Binax submitted a counterproposal.

Between November 16 and 18, 2004, Messrs. Zwanziger and Piasio held numerous telephone conversations regarding the proposed transaction. On November 18, 2004, Messrs. Zwanziger, Piasio and Hamer met at Inverness’ offices in Waltham, Massachusetts to continue to negotiate the terms of the acquisition.

On December 8, 2004, Messrs. Zwanziger, Bernardo and Piasio held a conference call to discuss the business and economic terms of the acquisition.

On December 10, 2004, Mr. Bernardo received a telephone message from Mr. Piasio that indicated his continued interest in pursuing the transaction, and his hope that the two parties would reach a mutually acceptable agreement regarding the structure of the acquisition.

On December 14, 2004, Messrs. Zwanziger, Bernardo and Piasio discussed by conference call the economic terms of the proposed business combination, including the amount and form of the consideration.

On December 15, 2004, Inverness sent a revised non-binding letter of intent to Binax and then Messrs. Zwanziger and Piasio discussed Messrs. Piasio’s and Hamer’s concerns regarding the acquisition. Inverness then sent a further revised non-binding letter of intent to Binax, which was further revised and redistributed on December 16, 2004.

On December 16 and 17, 2004, the parties continued to revise the letter of intent.

On December 17, 2004, at a regular meeting of the Inverness board of directors, Inverness’ senior management informed the board of the negotiations between Inverness and Binax regarding a possible business combination, and explained the strategic and financial reasons for such an acquisition. After a discussion, the Inverness board authorized company management to negotiate an acquisition agreement consistent with the terms of the latest non-binding letter of intent, which management had presented to the directors.

On December 20, 2004, Foley Hoag LLP, counsel to Inverness, sent a revised letter of intent to Binax.

On December 21, Messrs. Zwanziger and Piasio discussed by telephone the business terms including a collar on the pricing of Inverness stock and the treatment of Binax options. Between December 22 and 24, 2004, Messrs. Hempel and Piasio continued to negotiate the terms of the non-binding letter of intent via telephone.

On December 24, 2004, Inverness and Binax entered into a non-binding letter of intent, which provided, among other things, for a proposed purchase price of $43,000,000 consisting of 80% Inverness common stock, 1,433,333 shares valued at $24.00 per share, and 20% cash, $8,600,000, and certain contingent consideration valued at $11,000,000 payable if certain future performance objectives are achieved.

On December 29, 2004, Foley Hoag sent the first draft of the merger agreement to Drummond Woodsum & MacMahon, counsel for Binax.

On January 1, 2005, Foley Hoag sent drafts of additional transaction documents to Drummond Woodsum.

On January 7, 2005, after conversations among Mr. Hempel, Foley Hoag and Drummond Woodsum, and further phone discussions between Messrs. Zwanziger and Piasio, the parties agreed to modify the contingent consideration to be paid to Binax’ stockholders.

On January 10, 2005, Drummond Woodsum circulated a memo with their general comments on the first draft of the merger agreement.

On January 11, 2005, Mr. Zwanziger met with Messrs. Piasio and Hamer at Binax’s offices to discuss their roles in the combined company post-merger. Messrs. Zwanziger, Piasio and Hamer then joined Messrs. Hempel, Bernardo, Teitel, Foley Hoag and Drummond Woodsum at the latter’s offices in order to negotiate the terms of the merger agreement. Mr. Hempel, Foley Hoag, and Drummond Woodsum continued these negotiations by telephone on January 12, 2005.

On January 13, 2005, Foley Hoag circulated a revised version of the merger agreement.

On January 14, 2005, Foley Hoag circulated the first draft of Mr. Piasio’s employment agreement.

On January 17, 2005, Messrs. Zwanziger and Piasio held a conference call to discuss the economic terms of the merger.

On January 18, 2005, Drummond Woodsum circulated comments on the merger agreement.

Between January 18 and 20, 2005, representatives from Drummond Woodsum conducted due diligence of Inverness at Inverness’ offices.

On January 19, 2005, Drummond Woodsum circulated comments on Mr. Piasio’s employment agreement.

On January 19 and 20, 2005, Messrs. Hempel, Bernardo and Teitel met with Binax management and Drummond Woodsum at the former’s offices and conducted additional due diligence regarding Binax. The parties also further discussed the structure of the transaction.

On January 21, 2005, Messrs. Hempel and Bernardo, Foley Hoag and Drummond Woodsum further negotiated the terms of the merger agreement by conference call.

On January 23, 2005, Foley Hoag circulated revised draft of the merger agreement.

On January 24, 2005, Messrs. Hempel and Bernardo, Foley Hoag and Drummond Woodsum discussed by conference call Mr. Piasio’s employment agreement and certain issues regarding the merger agreement. Later that day, Mr. Hempel, and members of Inverness management held a conference call with Messrs. Piasio and Hamer to discuss certain SEC timing and compliance issues.

On January 24, 2005, the Inverness board of directors held a special meeting via telephone in order to consider, among other things, the merger agreement and related agreements. After discussions with Inverness’ financial advisors, the Inverness board of directors unanimously approved the merger agreement and the transactions contemplated thereby, and authorized management to execute and deliver the agreements.

On January 26, 2005, Drummond Woodsum circulated a memo with their general comments on the merger agreement.

On January 27 and 28, 2005, the parties continued to negotiate the terms of the merger agreement.

On January 30, 2005, Foley Hoag circulated revised drafts of the merger agreement, employment agreement and Mr. Piasio’s warrant.

On January 31, 2005, Foley Hoag and Drummond Woodsum negotiated terms of the transaction. Drummond Woodsum circulated drafts of the legal opinion and the consent, waiver and escrow agreement.

On February 1, 2005, Drummond Woodsum circulated a copy of the Binax disclosure schedules.

On February 2, 2005, Foley Hoag and Drummond Woodsum discussed the Binax disclosure schedules, merger agreement and employment agreement.

On February 3, 2005, Drummond Woodsum circulated revised drafts of the Binax disclosure schedules. Foley Hoag circulated revised drafts of the merger agreement and employment agreement.

On February 4, 2005, Foley Hoag circulated comments on the ancillary documents.

On February 5 and 6, 2005, Foley Hoag, Drummond Woodsum, Inverness and Binax reviewed the transaction documents and prepared for a conference call on February 7, 2005.

On February 7, 2005, Drummond and Woodsum sent comments on the merger agreement, employment agreement and ancillary documents. Drummond and Woodsum then sent further comments on the merger agreement after a meeting with Mr. Piasio. Foley Hoag, Drummond Woodsum, Binax and Inverness discussed disclosure issues via conference call.

On February 7, 2005, the Binax board of directors approved the merger.

On February 8, 2005, Foley Hoag circulated revised drafts of the merger agreement and ancillary documents. Foley Hoag and Drummond Woodsum discussed open issues and then Drummond Woodsum circulated a revised draft of the consent, waiver and escrow agreement and the Binax disclosure schedules.

On February 8, 2005, Binax, Inverness and Messrs Piasio and Hamer executed the merger agreement.

Inverness’ Reasons for the Merger

In reaching its decision to approve the merger agreement and the merger, Inverness’ board of directors determined that the merger is in the best interests of Inverness and its stockholders. The decision by Inverness’ board of directors was reached after consulting with Inverness’ management and its financial and legal advisors, and after consideration of various factors, including:

•	Inverness management’s view of the financial performance of Inverness and Binax before and after giving effect to the merger;

•	the type and amount of consideration to be paid in the transaction;

•	the terms of the merger agreement and ancillary agreements;

•	current financial market conditions and historical market prices for Inverness common stock, volatility and trading information; and

•	the results of the due diligence investigation conducted by Inverness’ management, accountants and legal counsel.

The Inverness board of directors’ decision to approve the merger agreement and the merger was based on potential benefits of the merger that the Inverness board of directors believes will contribute to the success of Inverness’ business and corresponding benefits to Inverness, including:

•	the complementary nature of the products currently offered by Binax to those offered in Inverness’ business, which will enable Inverness to expand the range of products that it offers;

•	the opportunity to acquire and commercialize certain new technologies of Binax;

•	the opportunity for the combined company to achieve cost savings through the realization of operational synergies between Binax’s and Inverness’ business;

•	the increased scale and revenue base of the combined company compared to that of Inverness’ existing business; and

•	the increased efficiency of the sales and marketing teams of the combined company and the ability to forge stronger relations with the combined company’s most significant customers.

In considering the merger, the Inverness board of directors also identified and considered a number of potentially negative factors, including the following:

•	the risk that the potential benefits of the merger may not be realized fully as a result of the companies not being able to successfully integrate their technology, personnel and operations, general industry-wide or economic conditions or other factors;

•	the risk that after the merger Inverness could lose important current customers of Inverness or Binax, or that shared customers may seek to renegotiate contracts based on the rates of the lower cost pre-merger vendor;

•	the risk that if the merger is not consummated, Inverness’ management will have devoted substantial time and resources to the combination at the expense of attending to and growing Inverness’ business or other business opportunities;

•	the risk that after the merger the change in size and geographic scope of Inverness, matters associated with the transition and the increased management responsibilities related to such factors will impact the ability of management to oversee operations;

•	the potential adverse impact of additional shares of Inverness common stock being resold into the market following the closing (subject to the volume limitations applicable to Binax’s significant stockholders), which could have the effect of putting downward pressure on the trading price of Inverness common stock; and

•	other applicable risks described in this information statement/prospectus under “Risk Factors” beginning on page 9.

In view of the variety of factors considered in connection with its evaluation of the merger, the Inverness board of directors did not quantify or otherwise assign relative weights to the factors considered in reaching its conclusions. In addition, individual members of the Inverness board of directors may have given different weights to different factors. However, on an overall basis, the Inverness board of directors concluded that the factors favoring the merger outweigh the countervailing factors.

For the strategic reasons set forth above, after consultation with Inverness’ senior management and its advisors and consideration of the terms and conditions of the merger agreement and the transactions contemplated by the merger agreement, the Inverness board of directors determined that the merger agreement and the merger are in the best interests of Inverness and its stockholders.

Binax’s Reasons for the Merger

At a special meeting held on February 7, 2005, the board of directors of Binax approved the merger agreement and the transactions contemplated thereby, including the merger. In evaluating the merger agreement and the transactions contemplated thereby, and deciding to approve them, the board of directors of Binax considered a number of factors, including the following:

•	the consideration being offered by Inverness for shares of Binax’s capital stock;

•	Binax’s prospects if it were to remain independent, including: the resources necessary to insure Binax’s future growth; Binax’s ability to raise the additional capital necessary for continuing operations and to expand its business; Binax’s ability to market efficiently, sell to and support its existing customers while remaining an independent, private company; Binax’s ability to independently develop the necessary infrastructure to attract and support larger customers critical to Binax’s long-term viability; and the challenge faced by Binax of dedicating significant resources to growth while at the same time focusing on achieving profitability;

•	the possible alternatives to the Inverness transaction, including: the possibility of continuing to operate Binax as an independent entity and the resulting strain on Binax’s resources such an option would present; the possibility of continuing to seek another financial or strategic partner; the range of possible benefits to Binax stockholders of these alternatives; and the timing and likelihood of accomplishing any of these alternatives;

•	the strategic value of Binax in the hands of a company with significantly greater financial resources and a more diverse product line, such as Inverness;

•	the strength of Inverness’ intellectual property portfolio;

•	the ability of the two companies to combine their technological resources to develop new products with increased functionality and bring them to market faster;

•	the availability to the combined company of greater resources for product marketing and distribution;

•	the likelihood that Inverness’ offer would be completed, in light of the experience, reputation and financial capabilities of Inverness and the terms of the merger agreement;

•	the belief of the board of directors of Binax, based on its assessment of the negotiations, that a more favorable purchase price could not be achieved through continued negotiations with Inverness;

•	the fact that certain significant stockholders of Binax were willing to support the transaction, thereby increasing the likelihood that the conditions to Inverness’ offer would be satisfied;

•	the terms of the merger agreement including the limited conditions to the parties’ respective obligations under the merger agreement; and that the exchange ratios in the merger agreement did not limit the appreciation of the value of Inverness’ common stock;

•	the expectation that the merger will qualify as a tax-free reorganization under federal tax law;

•	the opportunity created by the merger for Binax’s stockholders to share in the combined company’s long term growth;

•	information concerning Binax’s and Inverness’ respective businesses, historical financial performance and condition, operations, technology, products, customers, competitive positions, prospects and management; and

•	due diligence discussions with Inverness by the board of directors of Binax and reports from management of Binax as to the results of its due diligence investigation of Inverness.

The board of directors of Binax also identified and considered a variety of potentially negative factors in its deliberations concerning the merger, including, but not limited to:

•	the risk that the potential benefits sought in the merger might not be fully realized;

•	the possibility that the merger might not be completed and the effect such a result would have on Binax’s operations;

•	that the exchange ratio in the merger agreement provided no protection against the depreciation of the value of Inverness’ common stock, except that Binax is not required to consummate the merger if the average closing price of Inverness’ common stock for the ten trading days ending two days prior to the effective time of the merger is less than $20.00 per share;

•	the challenges relating to the integration of the two companies;

•	the possibility of management and employee disruption associated with the proposed merger and integrating the operations of the companies; and

•	the risks relating to Inverness’ business and how they would affect the operations of the combined company.

The board of directors of Binax believed that these negative factors were outweighed by the potential benefits of the merger. In view of the wide variety of factors, both positive and negative, considered by the board of directors of Binax, the board of directors of Binax did not find it practical to, and did not, quantify or otherwise assign relative weights to the specific factors considered and did not find that any factor was of special importance. Rather, the board of directors of Binax viewed its position and recommendations as being based on the totality of the information presented to and considered by it. In addition, different members of the board of directors of Binax may have assigned different weights to the various factors described above.

For the reasons discussed above, the board of directors of Binax unanimously approved the merger agreement and the merger, unanimously determined that the merger is fair to, and in the best interests of, Binax and its stockholders and unanimously recommended that the stockholders of Binax adopt the merger agreement and approve the merger.

In addition, the board of directors of Binax considered the interests that its officers and directors may have with respect to the merger in addition to their interests as stockholders of Binax.

Interests of Executive Officers and Directors in the Merger

Binax stockholders should be aware that some Binax directors and executive officers have interests in the merger and related arrangements that are different from, or in addition to, their interests as Binax stockholders. The Binax board of directors was aware of these interests and took these interests into account in its deliberations of the merits of the merger and in approving the merger and the transactions contemplated by the merger agreement.

Stock Ownership

The executive officers and directors of Binax, and the stockholders of Binax affiliated with them, currently own a majority of the Binax common stock and consequently, will own a majority of the shares to be issued by Inverness in the merger. As of February 1, 2005, the directors and executive officers of Binax, and their respective affiliates, beneficially owned 654,958 shares of common stock, representing approximately 72% of the voting power of the fully-diluted outstanding Binax capital stock. See “Approval of the Merger by Binax Stockholders” for a discussion of the written consents executed by Messrs. Piasio and Hamer.

Employment Agreement with Roger N. Piasio

Upon the consummation of the merger, Inverness, on behalf of itself and its affiliates, will enter into an employment agreement with Roger Piasio, pursuant to which he will serve as the chief scientific officer of the surviving corporation in the merger for a period of five years at an annual salary of $350,000 plus benefits that are comparable to those generally available to Inverness’ employees.

Upon the signing of the employment agreement, Inverness will grant to Mr. Piasio a warrant to purchase up to an aggregate of 75,000 shares of Inverness common stock at an exercise price of $24.00 per share. The shares will vest upon the commercialization of certain products.

Mr. Piasio will be prohibited from establishing or maintaining any affiliation with any business that in any way competes with any product or service of Inverness and its affiliates without Inverness’ prior written consent during his employment and for a period of 24 months after the termination of his employment. Also, during such period Mr. Piasio will be prohibited from soliciting or taking any other action to induce (i) any employee of the surviving corporation to terminate his employment with the surviving corporation or perform services for any other business, (ii) any manufacturer, supplier or other business partner of Inverness or its affiliates to modify or discontinue its relationship with Inverness or the surviving corporation, and (iii) any customer of Inverness or its affiliates to discontinue or not to commence purchasing from Inverness or the surviving corporation.

If Inverness terminates Mr. Piasio without cause or Mr. Piasio terminates his employment as a result of (i) Inverness’ material breach of the employment agreement, which is not cured within 30 days after written notice or (ii) three material breaches of certain key obligations of the employment agreement by Inverness whether or not cured, Mr. Piasio will be entitled to receive his salary and health benefits for the full five year term of the agreement (offset by any consideration or health benefits received in connection with employment or work after such termination), Mr. Piasio’s warrant will immediately vest with respect to all unvested shares and the balance, if any, of the contingent cash consideration will become due and payable to the Binax stockholders. If Inverness terminates Mr. Piasio for cause or by reason of disability, or the agreement terminates upon Mr. Piasio’s death, no additional payments or benefits will be due to Mr. Piasio. If Mr. Piasio’s employment is terminated by reason of death or his disability, the warrant will continue to vest in accordance with its terms. “Cause” is generally defined as commission of felony or misdemeanor; breach of confidentiality or non-compete obligations.

Employment Offer to Myron C. Hamer

Upon consummation of the merger, Inverness will offer Mr. Hamer employment for one year at an annual salary of $52,000, on substantially the same terms under which he was employed by Binax.

Accounting Treatment

The merger will be accounted for using the purchase method of accounting. Inverness will be deemed the acquiror for financial reporting purposes. Under the purchase method of accounting, the purchase price in the merger is allocated among the Binax assets acquired and the Binax liabilities assumed to the extent of their fair market value, with any excess purchase price being allocated to goodwill.

Listing on the American Stock Exchange

Inverness has agreed to cause the shares of Inverness common stock issued in the merger to be approved for listing on the American Stock Exchange.

Certain Federal Income Tax Consequence

General

The following discussion summarizes certain material federal income tax consequences of the merger to the holders of Binax capital stock. The discussion does not address all aspects of federal income taxation that may be relevant to particular stockholders and may not be applicable to stockholders who are not citizens or residents of the United States, or who will acquire their Inverness common stock otherwise as compensation, nor does the discussion address the effect of any aspect of any applicable foreign, state, local or other tax law. EACH STOCKHOLDER SHOULD CONSULT HIS, HER OR ITS OWN TAX ADVISER AS TO THE PARTICULAR TAX CONSEQUENCES TO HIM, HER OR IT OF THE MERGER AND THE APPLICABILITY AND EFFECT OF FOREIGN, STATE, LOCAL AND OTHER TAX LAWS.

This summary of the material federal income tax consequences of the merger is based on the Internal Revenue Code, Treasury Regulations and judicial and administrative determination, as each is in effect as of the date of this information statement/prospectus. All of the foregoing are subject to change at any time, possibly with retroactive effect, and all are subject to differing interpretation. No ruling has been sought from the Internal Revenue Service as to the federal income tax consequences of the merger, and the discussion of tax consequences set forth below is not binding on the Internal Revenue Service or any courts. Neither Binax nor Inverness can assure you that the tax considerations will not be challenged by the Internal Revenue Service or sustained by a court if so challenged.

The merger is intended to constitute a reorganization under Section 368(a) of the Internal Revenue Code. As a reorganization, the merger is expected to have the following federal income tax consequences for Binax stockholders, Binax and Inverness:

1.	The merger will constitute a reorganization within the meaning of Section 368(a) of the Code and Binax, Inverness and Acquisition Corp. will each be a party to the reorganization within the meaning of Section 368(b) of the Internal Revenue Code.

2.	No gain or loss will be recognized by Binax, Inverness or Acquisition Corp. as the result of the merger.

Binax stockholders generally will recognize gain, but not loss, to the extent of the lesser of (i) the total amount of cash received by such stockholder, and (ii) the difference between (a) the sum of the fair market value of the Inverness common stock received in the merger plus the total amount of cash received in the merger, and (b) the stockholder’s aggregate tax basis in the shares of Binax common stock surrendered in the merger. Any gain so recognized will be capital gain, provided that the cash consideration received is neither essentially equivalent to a dividend within the meaning of Section 302 of the Internal Revenue Code nor has the effect of a distribution of a dividend within the meaning of Section 356(a)(2) of the Internal Revenue Code. Such capital gain will be long-term capital gain if the shares of Binax common stock exchanged were held for more than one year. For the Binax stockholders who exercised options immediately prior to the effectiveness of the merger, such capital gain with respect to shares received pursuant to such exercise will not be long-term capital gain because the shares of Binax common stock will not have been held for more than one year.

Binax stockholders will have a tax basis in Inverness common stock received in the merger equal to such stockholder’s aggregate tax basis in the Binax shares being exchanged, decreased by (a) the amount of any cash received by the stockholder and (b) the amount of loss, if any, to the stockholder which was recognized on such exchange, and increased by (x) the amount which was treated as a dividend, and (y) the amount of gain to the stockholder which was recognized on such exchange (not including any portion of such gain which was treated as a dividend).

The holding period of Inverness common stock received will include the holding period of the shares of Binax common stock being exchanged.

A non-corporate Binax stockholder may be subject to information reporting and backup withholding on any cash payments he or she receives. Such a Binax stockholder will not be subject to backup withholding, however, if he or she:

•	furnishes a correct taxpayer identification number and certifies that he or she is not subject to backup withholding on the substitute Form W-9 or successor form included in the election form/letter of transmittal; or

•	is otherwise exempt from backup withholding.

Any amounts withheld under the backup withholding rules will be allowed as a refund or credit against a Binax stockholder’s United States federal income tax liability; provided such stockholder furnishes the required information to the Internal Revenue Service.

A Binax stockholder who receives Inverness common stock as a result of the merger will be required to retain records pertaining to the merger and will be required to file with his or her United States federal income tax return for the year in which the merger takes place a statement setting forth certain facts relating to the merger.

Receipt of Cash by Dissenting Stockholders

A Binax stockholder who perfects appraisal rights under the DGCL and who receives cash in respect of his, her or its shares of Binax common stock, generally will recognize capital gain or loss in an amount equal to the difference between the amount of cash received and the stockholder’s aggregate tax basis for the shares of Binax common stock exchanged, which gain or loss will be long-term capital gain or loss if the shares of Binax common stock were held for more than one year. Each Binax stockholder who contemplates exercising appraisal rights should consult his, her or its own tax adviser as to the taxation of any gain or loss and the possibility that any payment to him, her or it will be treated as a dividend.

Appraisal Rights of Dissenting Stockholders of Binax

If the merger is completed, a holder of record of Binax common stock on the date of making a demand for appraisal, as described below, will be entitled to have those shares appraised by the Delaware Court of Chancery under Section 262 of the Delaware General Corporation Law, or the DGCL, and to receive payment for the “fair value” of those shares instead of the consideration provided for in the merger agreement. In order to be eligible to receive this payment, however, a Binax stockholder must (i) continue to hold his or her shares through the time of the merger; and (ii) strictly comply with the procedures discussed under Section 262. This information statement/prospectus is being sent to all holders of record of Binax common stock and constitutes notice of the appraisal rights available to those holders under Section 262.

The following summary is not a complete statement of Section 262 of the DGCL, and is qualified in its entirety by reference to Section 262, which is incorporated herein by reference, together with any amendments to the laws that may be adopted after the date of this information statement/prospectus. A copy of Section 262 is attached as Annex B to this information statement/prospectus. The statutory right of appraisal granted by Section 262 requires strict compliance with the procedures in Section 262. Failure to strictly follow any of these procedures may result in a termination or waiver of appraisal rights under Section 262.

A holder of Binax common stock who elects to exercise appraisal rights under Section 262 must deliver a written demand for appraisal of its shares of Binax by 20 days after date of mailing of this information statement/prospectus. The written demand must identify the stockholder of record and state the stockholder’s intention to demand appraisal of his, her or its shares. All demands should be delivered to Inverness Medical Innovations, Inc., 51 Sawyer Road, Suite 200, Waltham, Massachusetts 02453, Attention: Corporate Secretary.

Only a holder of shares of Binax common stock on the date of making a written demand for appraisal who did not execute the written consent approving the merger and who continuously holds those shares through the time of the merger is entitled to seek appraisal. Demand for appraisal must be executed by or for the holder of record, fully and correctly, as that holder’s name appears on the holder’s stock certificates representing shares of Binax common stock. If Binax common stock is owned of record in a fiduciary capacity by a trustee, guardian or custodian, the demand should be made in that capacity. If Binax common stock is owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand should be made by or for all owners of record. An authorized agent, including one or more joint owners, may execute the demand for appraisal for a holder of record; that agent, however, must identify the record owner or owners and expressly disclose in the demand that the agent is acting as agent for the record owner or owners of the shares.

A record holder such as a broker who holds shares of Binax common stock as a nominee for beneficial owners, some of whom desire to demand appraisal, must exercise appraisal rights on behalf of those beneficial owners with respect to the shares of Binax common stock held for those beneficial owners. In that case, the written demand for appraisal should state the number of shares of Binax common stock covered by it. Unless a demand for appraisal specifies a number of shares, the demand will be presumed to cover all shares of Binax common stock held in the name of the record owner.

Beneficial owners who are not record owners and who intend to exercise appraisal rights should instruct the record owner to comply with the statutory requirements with respect to the exercise of appraisal rights before 20 days after date of mailing information statement.

120 days after the merger, the surviving corporation or any stockholder who has complied with the requirement of Section 262 may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the shares of Binax common stock held by all stockholders seeking appraisal. A dissenting stockholder must serve a copy of the petition on the surviving corporation. If no petition is filed by either the surviving corporation or any dissenting stockholder within the 120-day period, the rights of all dissenting stockholders to appraisal will cease. Stockholders seeking to exercise appraisal rights should not assume that the surviving corporation will file a petition with respect to the appraisal of the fair value of their shares or that the surviving corporation will initiate any negotiations with respect to the fair value of those shares. The surviving corporation will be under no obligation to and Acquisition Corp., as the surviving corporation in the merger, has no present intention to take any action in this regard. Accordingly, stockholders who wish to seek appraisal of their shares should initiate all necessary action with respect to the perfection of their appraisal rights within the time periods and in the manner prescribed in Section 262. Failure to file the petition on a timely basis will cause the stockholder’s right to an appraisal to cease.

120 days after the merger, any stockholder who has complied with subsections (a) and (d) of Section 262 is entitled, upon written request, to receive from the surviving corporation a statement setting forth the total number of shares of Binax common stock not voted in favor of the merger with respect to which demands for appraisal have been received by Inverness and the number of holders of those shares. The statement must be mailed within 10 days after Inverness has received the written request or within 10 days after the time for delivery of demands for appraisal under subsection (d) of Section 262 has expired, whichever is later.

If a petition for an appraisal is filed in a timely manner, at the hearing on the petition, the Delaware Court of Chancery will determine which stockholders are entitled to appraisal rights and will appraise the shares of Binax common stock owned by those stockholders. The court will determine the fair value of those shares, exclusive of any element of value arising from the accomplishment or expectation of the merger, together with a fair rate of interest, to be paid, if any, upon the fair value.

Stockholders who consider seeking appraisal should consider that the fair value of their shares under Section 262 could be more than, the same as, or less than, the value of the consideration provided for in the merger agreement without the exercise of appraisal rights. The Court of Chancery may determine the cost of the appraisal proceeding and assess it against the parties as the Court deems equitable. Upon application of a dissenting stockholder, the Court may order that all or a portion of the expenses incurred by any dissenting stockholder in connection with the appraisal proceeding (including, without limitation, reasonable attorney’s fees and the fees and expenses of experts) be charged pro rata against the value of all shares of Binax common stock entitled to appraisal. In the absence of a court determination or assessment, each party bears its own expenses.

Any stockholder who has demanded appraisal in compliance with Section 262 will not, after the merger, be entitled to vote such common stock for any purpose or receive payment of dividends or other distributions, if any, on the Binax common stock, except for dividends or distributions, if any, payable to stockholders of record at a date prior to the merger.

A stockholder may withdraw a demand for appraisal and accept the Inverness common stock at any time within 60 days after the merger. If an appraisal proceeding is properly instituted, it may not be dismissed as to any stockholder without the approval of the Delaware Court of Chancery, and any such approval may be conditioned on the Court of Chancery’s deeming the terms to be just. If, after the merger, a holder of Binax common stock who had demanded appraisal for his or her shares fails to perfect or loses his or her right to appraisal, those shares will be treated under the merger agreement as if they were converted into Inverness common stock and cash at the time of the merger.

In view of the complexity of these provisions of the Delaware corporate law, any Binax stockholder who is considering exercising appraisal rights should consult a legal advisor.

TERMS OF THE MERGER AGREEMENT

The following summary of the material terms and provisions of the merger agreement is qualified in its entirety by reference to the merger agreement. The merger agreement is attached as Annex A to this information statement/prospectus and is incorporated herein by reference. All stockholders are urged to read the merger agreement carefully.

Structure of Merger

The merger agreement provides that Binax will be merged with and into Acquisition Corp., a Delaware corporation to be formed as a wholly-owned subsidiary of Inverness, at the effective time of the merger. Pursuant to the merger agreement, Binax will cease to exist as a separate entity and Acquisition Corp. will be the surviving corporation. At the effective time of the merger, each outstanding share of Binax common stock (other than treasury shares and shares held by dissenting stockholders) will be converted into Inverness common stock and cash, all as more fully described below. The certificate of incorporation of Acquisition Corp. will be the certificate of incorporation of the surviving corporation. The bylaws of Acquisition Corp. will be the bylaws of the surviving corporation.

Management and Operations After the Merger

Following the merger, all of the officers and directors of Acquisition Corp. before the merger will remain officers and directors of the surviving corporation after the merger.

What You Will Receive in the Merger

At the effective time of the merger, each issued and outstanding share of Binax common stock, other than shares as to which appraisal rights are exercised or exercisable, will be converted into a combination of shares of Inverness common stock and cash in accordance with the terms of the merger agreement as described below. Shares of Binax common stock held in the treasury of Binax will be canceled and extinguished at the effective time of the merger without the payment of any consideration.

At the effective time of the merger, each share of common stock of Binax then outstanding, other than shares as to which appraisal rights are exercised or exercisable, will be converted into the right to receive a combination of cash and shares of common stock of Inverness. Each Binax stockholder will have the right to receive a pro rata portion of the merger consideration (each stockholder’s “pro rata portion” will equal the percentage of the outstanding shares of common stock of Binax held by such stockholder immediately prior to the effective time of the merger). As of February 1, 2005, there were outstanding 787,628 shares of common stock of Binax and options to purchase 173,750 shares of common stock of Binax. The total number of shares issued and outstanding at the effective time of the merger will depend on the number of options that were exercised. If all options are exercised, 961,378 shares of common stock of Binax will be issued and outstanding as of the effective time of the merger.

Inverness has agreed to deliver, as merger consideration, an aggregate of:

•	1,433,333 shares of its common stock,

•	cash consideration of $8,600,000 (including $600,000 to be transferred to the stockholders’ representative in order to provide funds to satisfy certain claims for contribution for indemnification that may arise under the merger agreement) less the amount by which expenses incurred by Binax in connection with the merger transaction exceed $175,000 if the merger is completed on or before February 28, 2005 and $200,000 if the merger is completed after February 28, 2005, and

•	contingent cash consideration, if and when earned, of up to $11,000,000.

The Binax stockholders may receive the contingent cash consideration in three tranches upon the first commercial sales of three out of five products related to the development of rapid diagnostics for certain viral and bacterial caused ailments. Upon each of the first three such sales of eligible products, Inverness will pay to the stockholders’ representative, or at his direction, an aggregate of $3,666,666.67, and the stockholders’ representative will be responsible for the distribution of such funds to the Binax stockholders in accordance with the consent, waiver and escrow agreement. In order for a sale to qualify as a first commercial sale, such sale must take place in the U.S., Canada, the European Union, Switzerland, Norway, Finland, Turkey or Israel, within five years after the consummation of the merger.

Inverness has agreed to fund research and development related to these products in the minimum aggregate amount of approximately $9,000,000 during the five years after the consummation of the merger. In the event Inverness ceases such research and development activities with respect to any eligible product, such cessation will be deemed a first commercial sale of such product and Inverness will be required to make a payment of $3,666,666.67 on account of the contingency cash consideration.

Inverness has further agreed to cooperate with a development team which will be led, initially, by Mr. Piasio. Mr. Piasio will have full managerial authority over a staff of scientists and regulatory personnel, the prioritization of research and development activities relating to the products, the expenditure of funds thereon and the selection of the country or countries in which to first register and sell the products. In the event Mr. Piasio’s employment ceases, Inverness will hire a replacement with comparable expertise and at a comparable salary level to lead the development team.

If, prior to the effective time of the merger, the outstanding shares of Inverness common stock are changed into or exchanged for a different number of shares or a different class as a result of any stock split, combination, reclassification or dividend, the nature of the consideration to be received by the holders of Binax common stock and the exchange ratio will be appropriately and proportionately adjusted.

Binax Options to Purchase Common Stock

Binax expects that options to purchase all 173,750 shares of Binax common stock outstanding at the time of execution of the merger agreement will be exercised or cancelled immediately prior to the completion of the merger.

Exchange of Binax Certificates for Merger Consideration

As soon as practicable after the effective time of the merger, Inverness will mail a letter of transmittal to each holder of record of Binax common stock. The letter of transmittal will contain instructions with respect to the surrender of Binax stock certificates.

You should not forward your stock certificates to us unless and until you receive the letter of transmittal, at which time you should forward them only in accordance with the instructions specified in the letter of transmittal. Inverness will cause its transfer agent to prepare a stock certificate for each Binax stockholder (other than those holders exercising their appraisal rights).

Upon delivery to Inverness of its Binax stock certificate and a properly completed and executed transmittal letter and consent, waiver and escrow agreement, such Binax stockholder will receive its Inverness stock certificate and a check for the cash consideration payable to such stockholder.

If a certificate representing Binax common stock is lost, stolen or destroyed, we will issue the Inverness common stock in exchange for the certificate only upon the making of an affidavit of such loss, theft or destruction by the claimant.

For a description of the differences between the rights of the holders of Inverness common stock and holders of Binax common stock, see “Comparison of Stockholder Rights.”

Consent, Waiver and Escrow Agreement

Upon the consummation of the merger, Inverness will deliver to Mr. Piasio, as the representative of the Binax stockholders, $600,000 of the cash portion of the merger consideration. Mr. Piasio may designate an escrow agent to hold the cash. Mr. Piasio, or the escrow agent, will hold and use this merger consideration in order to satisfy certain claims, if any, for contribution for indemnification of Inverness and to cover certain expenses. Each Binax stockholder, as a condition to receiving such stockholder’s pro rata portion of the merger consideration, must agree to be bound by the terms and conditions of the consent, waiver and escrow agreement. Inverness is not a party to, or a beneficiary under, the consent, waiver and escrow agreement.

Fractional Shares

Inverness will not issue any fractional shares of its common stock in the merger. Instead, each Binax stockholder who would otherwise have been entitled to receive a fractional share of Inverness common stock after aggregation will receive cash, without interest, in an amount rounded to the nearest whole cent, determined by multiplying (1) $24.00 by (2) the fraction of a share of Inverness common stock to which the holder would otherwise be entitled.

Completion and Effectiveness of the Merger

The merger will occur after specified conditions set forth in Article VI of the merger agreement have been satisfied or waived. On the second business day after the satisfaction or waiver of these conditions, the parties will hold a scheduled closing. On the day the merger occurs, Inverness will file a certificate of merger with the Secretary of State of the State of Delaware. The effective time of the merger will be the date and time of such filing. Inverness and Binax each anticipate that the merger will be completed in the first quarter of 2005.

Representations and Warranties

The merger agreement contains representations and warranties of Inverness, Acquisition Corp. and Binax relating to, among other things:

•	corporate organization and qualification;

•	charter documents and corporate books and records;

•	capital structure;

•	corporate authority and board approval;

•	absence of conflicts or violations and required filings and consents;

•	financial statements;

•	absence of certain changes since December 31, 2004 with respect to Binax and since September 30, 2004 with respect to Inverness;

•	litigation;

•	brokers and finders; and

•	the truthfulness of information provided for inclusion in this information statement/ prospectus.

The merger agreement contains additional representations and warranties of Binax relating to, among other things:

•	the filing and accuracy of tax returns;

•	the ownership and condition of assets;

•	intellectual property rights;

•	compliance with applicable laws, including relating to employees or the workplace;

•	regulatory matters;

•	employee benefit plans and related matters, including that the plans have been operated and administered in accordance with applicable laws;

•	compliance with environmental laws and the absence of environmental liabilities;

•	material leases, contracts and agreements;

•	insurance;

•	customer and supplier relationships;

•	banking relationships;

•	inventory; and

•	warranty matters and product liability.

The merger agreement also contains additional representations and warranties of each of Messrs. Piasio and Hamer relating to his power and authority to execute and deliver the merger agreement and to consummate the transactions contemplated thereby and his status as an “accredited investor” within the meaning of Rule 501 of the Securities Act.

The merger agreement contains an additional representation and warranty of Inverness relating to its SEC filings.

The representations and warranties contained in the merger agreement are subject to various materiality, material adverse effect and knowledge qualifications.

Business of Binax Pending the Merger; Other Agreements

Unless Inverness otherwise approves, Binax may not:

•	grant any new severance or termination pay to any officer or employee in excess of two weeks pay or adopt any new severance plan;

•	transfer or license, amend or modify any of its intellectual property rights, other than non-exclusive licenses in the ordinary course of business and consistent with past practice;

•	declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise with respect to any of its capital stock;

•	issue, deliver, sell, authorize, pledge or otherwise encumber any capital stock, apart from the issuance of common stock upon exercise of stock options;

•	acquire, including, without limitation, by merger, consolidation, or acquisition of stock or assets, any corporation, partnership, other business organization or any division thereof or any material amount of assets;

•	enter into any material strategic relationship or alliance in which Binax agrees to share profits, pay royalties, or grant exclusive rights of any nature to any material assets to any third party;

•	sell, lease, license, encumber or otherwise dispose of any material properties or assets, other than in the ordinary course of business, consistent with past practice;

•	incur any indebtedness for borrowed money or guarantee any such indebtedness of another person; provided that it may draw funds on its revolving line of credit with KeyBank in the ordinary course of business not to exceed $1,400,000 outstanding at any given time;

•	adopt or amend any employee compensatory plan, pay any special bonus or special remuneration to any director or employee, or increase salaries or wage rates or fringe benefits of its directors, officers, employees or consultants;

•	modify, amend or terminate any contract or agreement or enter into any contract or agreement which provides for Binax to incur or pay any amounts in excess of $50,000 over the life of such contract or agreement;

•	engage in any action with the intent to directly or indirectly adversely impact any of the transactions contemplated by the merger agreement; or

•	agree in writing or otherwise to take any of the foregoing.

Pursuant to the merger agreement, Binax has agreed to:

•	use commercially reasonable efforts (i) to preserve its business intact, (ii) to keep in force its insurance policies, (iii) to keep available to it the services of its present officers and employees, and (iv) to preserve relationships with its customers, suppliers, distributors and others having business relations with it;

•	notify Inverness of any material adverse effect; and

•	terminate its 401(k) plan as of the effective time of the merger.

At any time prior to the consummation of the merger, Binax may revise, supplement and update its unaudited financial statements for the year ended December 31, 2004 based on the advice of its accountants during the audit of its financial statements for the year ended December 31, 2004. However, in the event that Binax’s earnings before interest, taxes, depreciation and amortization (EBITDA) reflected on its updated financial statements equals 92.50% or less of the EBITDA reflected on the unaudited financial statements for the year ended December 31, 2004, Inverness has the right to terminate the merger agreement.

Messrs. Piasio and Hamer also agreed to enter into non-competition agreements with Inverness for a period of five years from the consummation of the merger. Each have agreed not to establish or maintain any affiliation with any business that in any way competes with any product or service of Inverness or the surviving corporation known to them without Inverness’ prior written consent. They have also agreed not to solicit or take any other action to induce (i) any employee of the surviving corporation to terminate his employment with the surviving corporation or perform services for any other business, (ii) any manufacturer, supplier or other business partner of Inverness or the surviving corporation to modify or discontinue its relationship with Inverness or the surviving corporation, and (iii) any customer of Inverness or the surviving corporation to discontinue or not to commence purchasing from Inverness or the surviving corporation.

Pursuant to the Merger Agreement, for a period of five years after the completion of the merger, Inverness will maintain officers’ and directors’ liability insurance for Messrs. Piasio and Hamer of comparable coverage and containing terms and conditions that are not substantively less advantageous to Messrs. Piasio and Hamer than Binax’s officers’ and directors’ liability insurance maintained for Messrs. Piasio and Hamer. Inverness is not required to expend in excess of an aggregate of $30,000 for such coverage.

Exclusive Dealing

Pursuant to the merger agreement, Binax and its principal stockholders may not, nor may it authorize or permit any of its affiliates or any officer, director, employee, investment banker, attorney or other adviser or representative of Binax or any of its affiliates to:

•	solicit, initiate, or encourage any acquisition proposal (as defined to mean any proposal for a merger or other business combination involving Binax or any proposal or offer to acquire in any manner, directly or indirectly, 15% or more of the equity securities, voting securities, or assets of Binax or liquidation or dissolution of Binax);

•	participate in any discussions or negotiations regarding, or furnish to any person any nonpublic information for the purpose of facilitating the making of, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any acquisition proposal;

•	engage in discussions with any person with respect to any acquisition proposal;

•	approve, endorse or recommend any acquisition proposal; or

•	enter into any letter of intent or similar document or any contract, agreement or commitment contemplating or otherwise relating to any acquisition proposal.

Binax must promptly advise Inverness of any acquisition proposal and inquiries with respect to any acquisition proposal.

Indemnification Arrangement

Messrs. Piasio and Hamer are required to indemnify Inverness from and against and in respect of any and all damages incurred or suffered arising out of or in connection with any inaccuracy in or breach of any of Binax’s representations, warranties, covenants or agreements contained in the merger agreement, and will have a right of contribution from the other Binax stockholders for their pro rata share of any such indemnification claim. Inverness and Acquisition Corp. are required to indemnify the Binax stockholders from and against and in respect of any and all damages incurred or suffered arising out of or in connection with any inaccuracy in or breach of any of Inverness’ or BNX Acquisition’s representations, warranties, covenants or agreements contained in the merger agreement.

The representations and warranties of Binax relating to:

•	organization and subsidiaries;

•	authority for agreement;

•	tax matters; and

•	environmental matters;

and the representations and warranties of Inverness and Acquisition Corp. relating to corporate status and authority for agreement survive until the sixth anniversary of the effective date of the merger.

The representations and warranties of Binax, Inverness and Acquisition Corp. relating to capitalization survive until 30 days after the expiration of the statute of limitations with respect to the matter to which the claim related. All other representations and warranties in the merger agreement survive until the later of the first anniversary of the effective date of the merger and March 31, 2006.

No party is obliged to indemnify the other for a breach of any representation or warranty until the aggregate amount of all such damages exceeds $500,000. No individual claim involving damages of less than $5,000 will be included in any determination of whether the $500,000 threshold has been reached. However, once the aggregate damages from all claims exceeds $500,000, indemnification is required from and against the total amount of such damages, including the $500,000 threshold but excluding all minor claims of less than $5,000.

The liability of Binax and Messrs. Piasio and Hamer for indemnification claims relating to organization and subsidiaries, authority for the agreement, tax matters and environmental matters is unlimited. However, the liability of each of Messrs. Piasio and Hamer is limited to the merger consideration received upon the completion of the merger. Liability related to any other matter is limited to $6,500,000.

Stockholders’ Representative

Under the terms of the merger agreement, Roger Piasio has been appointed as agent and attorney-in-fact to act on behalf of Binax stockholders and to take all such actions as may be necessary or appropriate to carry out the merger agreement, including holding the escrowed consideration, or designating an escrow agent, in accordance with the consent, waiver and escrow agreement. Any actions taken by the stockholders’ representative will be binding upon all stockholders, except in cases of actual fraud or willful misconduct, and no stockholder will have the right to object, dissent, protest or otherwise contest such determinations or actions. The stockholders’ representative will have no liability to any stockholder or any other person, for any actions taken, decisions made or instructions given in the performance of his duties, except in the case of fraud or willful misconduct.

Conditions Precedent to Each Party’s Obligation to Effect the Merger

The following conditions must be satisfied before the merger can become effective:

•	no injunction or restraining order issued by a court of competent jurisdiction that prohibits or materially restricts the consummation of the transactions contemplated by the merger agreement can be in effect;

•	the registration statement on Form S-4 of which this information statement/prospectus forms a part must have become effective under the Securities Act, and there must be no stop order or threat of proceedings by the SEC to suspend the effectiveness of the registration statement, and all material filings that must be paid prior to the completion of the merger under any applicable state or securities laws in connection with the issuance of the Inverness common stock must be filed;

•	no action taken, and no statute, rule or regulation enacted, by any governmental entity that would prohibit or materially restrict the consummation of the transactions contemplated by the merger agreement;

•	the shares of common stock of Inverness to be issued in the merger must have been approved for listing on the American Stock Exchange;

•	stockholders of Binax holding a majority of the issued and outstanding shares of capital stock of Binax will have adopted the merger agreement; and

•	either the 30-day notice period to the Binax option holders has expired or all outstanding Binax options have been exercised, whichever occurs first.

Conditions Precedent to Inverness’ and Acquisition Corp.’s Obligation to Effect the Merger

Inverness’ and Acquisition Corp.’s obligation to effect the merger are subject to the fulfillment or satisfaction, prior to or on the closing date, of each of the following conditions:

•	each of Binax’s and Messrs. Piasio’s and Hamer’s representations and warranties contained in the merger agreement must be true and correct in all material respects as of the closing, except to the extent that such representations and warranties expressly relate to an earlier date (in which case such representations and warranties must be true as of such earlier date);

•	Binax and Messrs. Piasio and Hamer must have performed and complied in all material respects with all agreements and covenants to be performed prior to or on the closing date;

•	Inverness must have received written resignations of the directors, president, treasurer and secretary of Binax and Inverness must have received executed general releases by such directors and officers of known claims against Binax, in form and substance reasonably satisfactory to Inverness;

•	Inverness and Acquisition Corp. must have received a written legal opinion dated as of the closing date from Binax’s legal counsel;

•	Inverness must have received consent from its lender;

•	Mr. Piasio must have executed and delivered his employment agreement to Inverness;

•	Certain key employees must have entered into employment arrangements with Inverness or Acquisition Corp.;

•	the aggregate number of dissenting shares must not exceed 10% of the number of issued and outstanding shares of common stock of Binax;

•	no material adverse effect on the financial condition, business, operations, assets, properties, personnel, results of operations or prospects of Binax; and

•	the average closing price of the common stock of Inverness as reported on the American Stock Exchange for the ten trading days ending two days prior to the closing date must not exceed $30.00 per share.

Conditions Precedent to Binax’s Obligations to Effect the Merger

Binax’s and Messrs. Piasio’s and Hamer’s obligations to effect the merger are subject to the satisfaction of the following conditions prior to the closing date:

•	Inverness will have adopted the merger agreement;

•	each of Inverness’ representations and warranties contained in the merger agreement must be true and correct in all material respects, except to the extent that such representations and warranties expressly relate to an earlier date (in which case such representations and warranties must be true as of such earlier date);

•	Inverness and Acquisition Corp. must have performed and complied in all material respects with all agreements and conditions to be performed prior to or on the closing date;

•	Binax must have received favorable written legal opinions dated as of the closing date from its counsel as to federal income tax matters and from Inverness’ counsel as to certain customary matters;

•	no material adverse effect on the financial condition, business, operations, assets, properties, personnel, results of operations or prospects of Inverness;

•	the average closing price of the common stock of Inverness as reported on the American Stock Exchange for the ten trading days ending two days prior to the closing date must not be less than $20.00 per share;

•	Inverness must have executed and delivered the employment agreement with Mr. Piasio; and

•	Inverness must have available for distribution the merger consideration.

Termination of the Merger Agreement

The merger agreement may be terminated, and the merger may be abandoned at any time prior to the closing date:

•	by the mutual written agreement of Inverness and Binax;

•	by Inverness or Acquisition Corp. if Binax or Messrs. Piasio and Hamer breaches a representation, warranty, covenant or agreement and fails to cure the breach ten days after receiving notice of it or such breach cannot be cured and would cause a condition to Binax’s obligation to complete the merger to be incapable of being satisfied;

•	by Binax and Messrs. Piasio and Hamer if Inverness or Acquisition Corp. breaches a representation, warranty, covenant or agreement and fails to cure the breach ten days after receiving notice of it or such breach cannot be cured and would cause a condition to Inverness’ obligation to complete the merger to be incapable of being satisfied; or

•	by Inverness, Binax or Messrs. Piasio and Hamer if the closing has not occurred by April 30, 2005, except that the right to terminate the merger agreement is not available to any party who has caused the delay in the closing date by failing to fulfill its obligations under the merger agreement.

Waiver and Amendment of the Merger Agreement

The merger agreement may be amended by a written agreement signed by Inverness, Binax and the stockholders’ representative. A term or provision of the merger agreement may only be waived by a written instrument signed by the party waiving compliance.

Expenses

Inverness and Binax will pay their own expenses incidental to the preparation of the merger agreement, the carrying out of the provisions of the merger agreement and the consummation of the transactions contemplated by the merger agreement. However, the $8,600,000 paid to the Binax stockholders will be reduced by the amount by which expenses incurred by Binax in connection with the merger transaction exceed $175,000 if the merger is completed on or before February 28, 2005 and $200,000 if the merger is completed after February 28, 2005.

Restrictions on Resales by Affiliates

The shares of Inverness common stock to be issued to Binax stockholders in the merger have been registered under the Securities Act by the registration statement on Form S-4 of which this information statement/prospectus forms a part. These shares may be traded freely and without restriction by those stockholders not deemed to be “affiliates” of Binax as that term is defined under the Securities Act. An affiliate of a corporation, as defined by the rules promulgated under the Securities Act, is a person who directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, that corporation. Generally, affiliates of Binax will be subject to the resale provisions of Rule 145 promulgated under the Securities Act, which, in turn, requires that for a specified period, sales be made in compliance with the volume limitations, manner of sale provisions and current information requirements of Rule 144 under the Securities Act. Inverness has the right to place legends on the certificates evidencing Inverness common stock issued to affiliates of Binax summarizing the foregoing restrictions. If a Binax affiliate becomes an affiliate of Inverness, any transfer must be permitted by the resale provisions of Rule 144 promulgated under the Securities Act or otherwise permitted under the Securities Act.

INFORMATION ABOUT INVERNESS

General

Inverness is a leading global developer, manufacturer and marketer of diagnostic products for the over-the-counter pregnancy and fertility/ovulation test market and the professional rapid diagnostic test market. Inverness is presently exploring new opportunities for its proprietary electrochemical and other technologies in a variety of consumer oriented applications including immuno-diagnostics with a focus on women’s health and cardiology.

Additional Information

A detailed description of Inverness’ business and various benefit plans, including stock option plans, financial statements and other matters related to Inverness is incorporated by reference in this information statement/prospectus or set forth in Inverness’ Annual Report on Forms 10-K for the year ended December 31, 2003, as amended and Quarterly Reports on Form 10-Q for the quarter ended September 30, 2004, as amended. Stockholders desiring copies of such documents may contact Inverness at its address or telephone number indicated under the caption “Where You Can Find More Information.”

INFORMATION ABOUT BINAX

General

Binax was organized in Delaware in 1986. It is engaged primarily in the business of developing, manufacturing, marketing and selling rapid diagnostic tests for the detection of infectious diseases, which tests enable pathogen-specific identification that aid doctors in treatment decisions at the point-of-care. Binax’s core business can be classified as antigen-based diagnostic tests for rapid detection of respiratory diseases utilizing a patented, diagnostic platform as a delivery system that Binax has access to on an exclusive basis in certain fields. This platform can be licensed for use in multiple diagnostic markets (e.g. clinical, food, environmental).

Binax’s current suite of respiratory product lines includes tests for Streptococcus pneumoniae (the leading cause of pneumonia), Legionnaires’ disease, influenza A and B, and respiratory syncytial virus (RSV).

Binax believes that it is the only company in the world with both key bacterial and viral rapid diagnostic products for infectious respiratory diseases. Binax’s products are currently sold to healthcare professionals for use in hospitals and clinical reference laboratories. In 2003, Binax received FDA clearance to market its influenza A and B and RSV products for use at point-of-care or physicians’ offices.

Binax’s total revenues (audited) were $12.4 million in 2002 and $14.8 million in 2003. Total revenues are expected to be approximately $21.9 million in 2004. Binax’s net income (audited) was $485,221 in 2002 and $1,504,332 in 2003. Net income is expected to be $2,828,590 million in 2004. The financial information for 2004 for Binax has been taken from the unaudited financial statements for the year ended December 31, 2004 and the 12 months then ended prepared by Binax for which the audit by its independent auditors has not yet been completed. These unaudited 2004 financial statements of Binax have been prepared in conformity with accounting principles generally accepted in the United States. Although, it is the view of Binax’s management, these unaudited financial statements include all adjustments necessary (which are of a normal and recurring nature) for the fair presentation of the results of Binax for 2004, the financial statements may change upon audit.

Market Price of and Dividends on Binax Common Stock

In 2004, Binax paid a dividend of $1.00 per share on 787,628 outstanding shares of common stock. In January 2005, Binax paid a dividend of $0.50 per share on 787,628 outstanding shares.

There is no established trading market for the common stock of Binax. As of February 1, 2005, there were 55 holders of Binax common stock.

SECURITY OWNERSHIP OF DIRECTORS, EXECUTIVE OFFICERS AND

MORE THAN FIVE PERCENT STOCKHOLDERS OF BINAX

The following table sets forth certain information regarding the beneficial ownership of Binax common stock as of February 1, 2005: (i) by each person who is known by Binax to own beneficially more than 5% of the common stock of Binax; (ii) by each director of Binax; (iii) by the chief executive officer and the four most highly compensated executive officers, other than the chief executive officer, of Binax; and (iv) by all of the directors and all of the executive officers of Binax as a group. Except as noted below, the address of each person listed on the table is c/o Binax, Inc., 217 Read Street, Portland, Maine 04103.

As of February 1, 2005, 787,628 shares of Binax common stock were issued and outstanding. Each share of Binax common stock is entitled to one vote.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the shares of Binax common stock and capital stock issuable upon exercise of other currently exercisable Binax securities or that will be so exercisable within 60 days of February 1, 2005.

The persons identified in the table below possess sole voting and investment power with respect to all shares shown as beneficially owned by them, except as noted in the footnotes below and subject to applicable community property laws. The inclusion of any shares of Binax capital stock deemed beneficially owned dos not constitute an admission of beneficial ownership of those shares.

	Shares Beneficially Owned
Name	Outstanding	Right to Acquire	Total		Percent
Roger N. Piasio President, Chief Executive Officer and Director	361,422	96,310	457,732	(1)	51.8%

Myron C. Hamer Treasurer, Assistant Secretary and Director	166,601	15,000	181,601	(2)	22.6%

Judson Graham Vice President of Operations	—	2,500	2,500		*

Andrew Wilkinson Sr. Director of Finance, Assistant Treasurer	2,750	10,375	13,125		1.6%

Shirley Piasio	361,422	96,310	457,732	(1)	51.8%

Meredith Hamer	166,601	15,000	181,601	(2)	22.6%

All current directors and executive officers as a group (5 persons)	530,773	124,185	654,958		71.8%

*	Less than 1%

(1)	Includes 302,587 shares of common stock owned by Roger Piasio, 52,835 shares of common stock owned by his wife, Shirley Piasio, and 6,000 shares of common stock, 2,000 shares held each by three of his children.

(2)	Includes 65,443 shares of common stock owned by Myron Hamer, 29,808 shares of common stock owned by the Myron C. Hamer IRA and 71,350 shares of common stock owned by his wife, Meredith Hamer.

COMPARISON OF STOCKHOLDER RIGHTS

Inverness and Binax are both organized under the laws of the State of Delaware. Any differences, therefore, in the rights of holders of Inverness capital stock and Binax capital stock arise primarily from differences in their respective certificates of incorporation and bylaws. Upon completion of the merger, holders of Binax common stock will become holders of Inverness common stock and their rights will be governed by Delaware law, and the Inverness certificate of incorporation and bylaws.

This section of this information statement/prospectus describes the material differences between the rights of Inverness stockholders and Binax stockholders. This section does not include a complete description of all differences among the rights of these stockholders, nor does it include a complete description of the specific rights of these stockholders. In addition, the identification of some of the differences in the rights of these stockholders as material is not intended to indicate that other differences that are equally important do not exist. You are urged to read carefully the relevant provisions of Delaware law, as well as the certificate of incorporation and bylaws of Inverness. In addition, you should carefully read this entire information statement/prospectus and the other documents referred to in this information statement/prospectus for a more complete understanding of the differences between being a stockholder of Binax and being a stockholder of Inverness.

	Binax	Inverness
Capitalization

Authorized Capital Stock	1,600,000 shares, consisting of 1,400,000 shares of common stock, par value $0.01 per share, and 200,000 shares of preferred stock, par value $0.01 per share.	55,000,000 shares, consisting of 50,000,000 shares of common stock, par value $0.001 per share and 2,666,667 shares of series A convertible preferred stock, par value $0.001 per share, and 2,333,333 shares of undesignated preferred stock, par value $0.001 per share.

Issued Capital Stock	As of February 1,2005, 787,628 shares of common stock were issued and outstanding.	As of December 31, 2004, 20,710,759 shares of common stock and no shares of preferred stock were issued and outstanding.

Dividends	Dividends may be declared and paid or set apart for payment upon the common stock out of any assets or funds legally available for the payment of dividends when and as declared by the board of directors or an authorized committee thereof.

Board of Directors

Size of Board	The number of directors is determined in accordance with the by-laws, currently fixed at 2.	The number of directors is fixed by the board of directors in its sole discretion. The board of directors currently has ten members.

Classification of Board Members	The number of directors is determined in accordance with the by-laws, must be not less than two nor more than seven, and is currently fixed at 2.	The directors (other than those who are elected by the holders of any series of preferred stock, if any) are divided into three classes and are elected to three year terms. The three year terms are staggered by class, such that each year, the terms of one class of directors expire.

Vacancies	Any vacancy occurring in the board of directors for any reason my be filled by a person appointed by a majority of the remaining directors or by a plurality of votes	The board of directors has the sole power to appoint new directors to fill vacancies. Any director appointed to fill a vacancy serves for the remainder of the full term associated with

	Binax	Inverness
	cast at a stockholders meeting. Any director so elected will hold office until the expiration of the term of office of the director whom he or she replaced, or until a successor is elected.	the class of directors in which the vacancy was created.

Removal	Any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors.	Subject to the rights, if any, of any series of preferred stock to elect or remove any director whom the holders of preferred stock have a right to elect, any director may be removed from office only for cause and upon the affirmative vote of holders of at least 75% of the shares entitled to vote at an election of directors.

Board Quorum and Vote Requirements	A majority of the total number of directors constitutes a quorum. The majority vote of those directors at any meeting for which a quorum is present constitutes an act of the board.

Stockholder Meetings

Special Meetings	Special meetings of stockholders may be called for any purpose at any time by the board of directors, or by a committee of the board which has been granted the authority to call such meetings by the board.	Subject to the rights of holders of preferred stock, if any, only the board of directors may call a special meeting of the stockholders, acting pursuant to a resolution approved by the majority of the board of directors then in office.

Voting Rights	The holders of common stock are entitled to vote on all matters and are entitled to one vote for each share.

Record Date	The board of directors may fix in advance a record date for determining which stockholders are entitled to vote at any meeting, which date must be not more than 60 days and not less than 10 days prior to such meeting. If the board does not fix a record date, the record date is the day immediately preceding the date notice of the meeting is given to the stockholders.	The board of directors may fix in advance a record date for determining which stockholders are entitled to vote at any meeting, which date must be not more than 60 days and not less than 10 days prior to such meeting. If the board of directors does not fix a record date, the record date is the day after notice of the meeting is given to the stockholders.

Action by Written Consent	Any action which may be taken at a meeting of stockholders may be taken by written consent if such consent is signed by at least the minimum number of votes that would be necessary to authorize the action at a meeting where all shares entitled to vote thereon were present and voted.	Stockholders may not take action by written consent.

Quorum	A majority of shares entitled to vote, present in person or represented by proxy, constitutes a quorum at any meeting of the stockholders.

Notice Requirements for Stockholder	Neither the certificate of incorporation nor the by-laws provide for proposals by stockholders.	Nominees for the board of directors, as well as other business to be considered at an annual meeting, may be brought by any

	Binax	Inverness
Proposals, including Director Nominations		stockholder present, either in person or by proxy, and entitled to vote at such meeting by delivering timely notice to the Secretary. Notice is generally considered timely if delivered not later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the first anniversary of the preceding year’s annual meeting.

Exculpation and Indemnification of Directors, Officers and Employees

Exculpation	Neither the certificate of incorporation nor the by-laws provide for exculpation of directors.	No director is personally liable to Inverness or its stockholders for monetary damages arising from a breach of fiduciary duty except: (i) for breach of the duty of loyalty; (ii) for acts or omissions not in good faith or which involve intentional misconduct; (iii) for improper dividends or distributions with respect to, or repurchases or redemptions of, Inverness capital stock; or (iv) for self-dealing.

Indemnification	Binax indemnifies, to the fullest extent authorized by law, any person made or threatened to be made a party to an action or proceeding by reason of the fact that such person is or was a director, officer, employee or agent of Binax or served any other enterprise as a director, officer, employee or agent at the request of Binax.	Inverness will indemnify each person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that such person is or was, or has agreed to become, a director or officer of Inverness, or is or was serving, or has agreed to serve, at the request of Inverness, as a director, officer, trustee, partner, employee or agent of, or in a similar capacity with, another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise.

Amendment to Organization Documents

Certificate of Incorporation	The certificate of incorporation may be amended by holders of a majority of shares entitled to vote.	Generally, the affirmative vote of holders of at least 75% of the outstanding shares of stock entitled to vote is required for amendment.

By-laws	Either the board of directors or the stockholders may alter or repeal the by-laws and adopt new by-laws.	The by-laws may be amended or repealed by the affirmative vote of a majority of the board of directors. The by-laws may be amended or repealed by the stockholders at any annual meeting, or special meeting called for such purpose, by the affirmative vote of at least 75% of the outstanding shares entitled to vote on such amendment or appeal (unless the board of directors has recommended the stockholders approve such amendment or repeal, in which case only a majority vote is required).

OTHER MATTERS

Legal Matters

The legal validity of the Inverness common stock offered hereby will be passed upon by Foley Hoag LLP, counsel to Inverness.

Experts

The consolidated financial statements of Inverness as of and for the years ended December 31, 2002 and 2003, incorporated by reference in this registration statement on Form S-4/A have been audited by BDO Seidman, LLP, an independent registered public accounting firm, to the extent and for the periods set forth in their reports incorporated herein by reference, and are incorporated herein in reliance upon such reports given upon the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of Inverness, as of December 31, 2001, and for the year then ended, incorporated by reference in this information statement/prospectus and elsewhere in the registration statement were audited by Arthur Andersen LLP, independent public accountants.

The consolidated financial statements of Applied Biotech, Inc. and subsidiary as of June 30, 2003, and the related consolidated statements of operations, stockholder’s equity and cash flows for the nine months ended June 30, 2003 incorporated by reference in this registration statement on Form S-4/A have been audited by BDO Seidman, LLP, an independent registered public accounting firm, to the extent and for the periods set forth in their report incorporated herein by reference, and are incorporated herein in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

The statements of net assets sold of the Rapid Diagnostics Product Lines of Abbott Diagnostics Division and Ross Products Division of Abbott Laboratories as of September 30, 2003 and December 31, 2002 and 2001, and the related statements of net sales in excess of expenses for the nine-month period ended September 30, 2003 and the years ended December 31, 2002 and 2001, incorporated by reference in this registration statement have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report incorporated by reference in the registration statement, and are incorporated by reference in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Arthur Andersen LLP has not consented to the inclusion in this information statement/prospectus of its reports on the financial statements of Inverness described above, and the requirement to file its consent to such inclusion with the Securities and Exchange Commission has been dispensed with in reliance upon Rule 437a under the Securities Act. Because Arthur Andersen LLP has not consented to the inclusion of its reports in this document, you will not be able to recover against Arthur Andersen LLP under Section 11 of the Securities Act for any untrue statements of a material fact contained in the financial statements described above that were audited by Arthur Andersen LLP or any omissions to state a material fact required to be stated therein.

WHERE YOU CAN FIND MORE INFORMATION

Inverness has filed the registration statement of which this information statement/prospectus is a part. The registration statement registers the distribution to Binax stockholders of the shares of Inverness common stock to be issued in connection with the merger.

Inverness files annual, quarterly and current reports, information statements and other information with the SEC. You may read and copy any of this information at the SEC’s public reference room at 450 Fifth Street N.W., Room 1024, Washington, D.C. 20549. You may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC at 1-800-SEC-0330.

The SEC also maintains an Internet web site that contains reports, information statements and other information regarding issuers, like Inverness, that file electronically with the SEC. The address of that site is http://www.sec.gov.

Incorporation by Reference

The SEC allows Inverness to “incorporate by reference” information into this information statement/prospectus. This means that Inverness can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this information statement/prospectus, except for any information that is superseded by information that is included directly in this document.

This information statement/prospectus incorporates by reference the documents listed below that Inverness has previously filed or will file with the SEC. They contain important information about Inverness and its financial condition.

•	Inverness’ annual report on Form 10-K for its fiscal year ended December 31, 2003, filed with the SEC on March 15, 2004 and amended on April 22, 2004, October 6, 2004 and February 11, 2005;

•	Inverness’ definitive proxy statement, filed with the SEC on April 28, 2004;

•	Inverness’ quarterly report on Form 10-Q for the quarter ended September 30, 2004, filed with the SEC on November 9, 2004 and amended on February 14, 2005;

•	Inverness’ quarterly report on Form 10-Q for the quarter ended June 30, 2004, filed with the SEC on August 9, 2004 and amended on February 14, 2005;

•	Inverness’ quarterly report on Form 10-Q for the quarter ended March 31, 2004, filed with the SEC on May 10, 2004 and amended on February 14, 2005;

•	Audited consolidated balance sheet of Applied Biotech, Inc. and subsidiary as of June 30, 2003, and the related consolidated statements of operations, stockholder’s equity and cash flows for the nine months ended June 30, 2003 filed as Exhibit 99.1 to our Current Report on Form 8-K/A filed with the SEC on November 10, 2003;

•	Audited statements of net assets sold of the Rapid Diagnostics Product Lines of the Abbott Diagnostics Division and Ross Product Division of Abbott Laboratories as of September 30, 2003 and December 31, 2002 and 2001, and the related statements of net sales in excess of expenses for the nine-month period ended September 30, 2003 and the years ended December 31, 2002 and 2001 filed as Exhibit 99.3 to our Current Report on Form 8-K/A filed with the SEC on November 20, 2003;

•	Inverness’ current report on Form 8-K (Item 8.01), filed with the SEC on February 11, 2005;

•	Inverness’ current report on Form 8-K (Item 1.01 and 8.01 only), filed with the SEC on February 9, 2005;

•	Inverness’ current report on Form 8-K (Item 3.02), filed with the SEC on December 14, 2004;

•	Inverness’ current report on Form 8-K (Item 4.02 only), filed with the SEC on December 2, 2004;

•	Inverness’ current report on Form 8-K (Items 1.02, 2.03, 8.01 and 9.01), filed with the SEC on October 21, 2004;

•	Inverness’ current report on Form 8-K (Items 2.05), filed with the SEC on October 12, 2004;

•	Inverness’ current report on Form 8-K (Items 8.01 and 9.01), filed with the SEC on October 7, 2004;

•	Inverness’ current report on Form 8-K (Items 5 and 7), filed with the SEC on February 12, 2004;

•	Inverness’ current report on Form 8-K (Item 9), filed with the SEC on January 30, 2004;

•	Inverness’ current report on Form 8-K (Items 5, 7 and 9), filed with the SEC on January 22, 2004;

•	The description of Inverness common stock set forth in the Inverness registration statement filed under Section 12 of the Exchange Act on Form 8-A on November 21, 2001, including any amendment or report filed with the SEC for the purpose of updating such description; and

•	All documents filed with the SEC by Inverness pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act (i) on or after the date of filing of the registration statement containing this information statement/prospectus and prior to the effectiveness of the registration statement and (ii) on or after the date of this information statement/prospectus and prior to the later of to the date of the closing of the merger or the date on which the offering of shares of Inverness common stock under this information statement/prospectus is completed or terminated. These documents are incorporated by reference into this information statement/prospectus effective the date such documents are filed with the SEC.

In the event of conflicting information in these documents, the information in the latest filed document should be considered correct.

You can obtain any of the documents incorporated by reference in this document through Inverness or from the SEC through the SEC’s web site at the address described above. Documents incorporated by reference are available from Inverness without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit in this information statement/prospectus. You can obtain documents incorporated by reference in this information statement/prospectus by requesting them in writing or by telephone from Inverness at the following address:

Inverness Medical Innovations, Inc.

51 Sawyer Road, Suite 200

Waltham, Massachusetts 02453

Attn: General Counsel

Telephone: (781) 647-3900

You can also contact Inverness at its website, www.invmed.com. If you request any incorporated document from Inverness, it will mail them to you by first class mail, or another equally prompt means, within two business days after it receives your request.

This document constitutes the prospectus of Inverness and the information statement of Binax. Inverness has supplied all information contained or incorporated by reference in this information statement/prospectus relating to Inverness and Binax has supplied all such information relating to Binax.

Neither Inverness nor Binax has authorized anyone to give any information or make any representation about the merger, Inverness or Binax that is different from, or in addition to, that contained in this information statement/prospectus or in any of the materials that Inverness has incorporated into this document. Therefore, if anyone does give you information of this sort, you should not rely on it. The information contained in this document speaks only as of the date of this document, unless the information specifically indicates that another date applies.

Annex A

AGREEMENT AND PLAN OF MERGER

INVERNESS MEDICAL INNOVATIONS, INC.

Acquisition Of

BINAX, INC.

i

ii

List of Exhibits

Exhibit A	Form of Certificate of Merger
Exhibit B	Description of Products
Exhibit C	R&D Budget
Exhibit D	Form of Consent, Waiver and Escrow Agreement
Exhibit E	Form of Company Consent
Exhibit F	Form of Employment Agreement
Exhibit G	Form of Legal Opinion of Drummond Woodsum & MacMahon
Exhibit H	Form of Legal Opinion of Foley Hoag

iii

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (the “Agreement”) is made and entered into as of February 8, 2005, by and among (i) Inverness Medical Innovations, Inc., a Delaware corporation (“Parent”), (ii) a Delaware corporation to be formed as a wholly-owned subsidiary of Parent, as more fully described in Section 5.20 hereof (“Merger Sub”), (iii) Binax, Inc., a Delaware corporation (the “Company”), (iv) Roger N. Piasio (“Piasio”) and Myron C. Hamer (“Hamer”), who are stockholders of the Company (together, the “Principal Stockholders”), and (v) Roger N. Piasio, in his capacity as the Stockholders’ Representative hereunder.

W I T N E S S E T H

WHEREAS, the respective boards of directors of Parent and the Company have approved this Agreement, which provides for the merger of the Company with and into Merger Sub (the “Merger”) on the terms and conditions set forth herein and in accordance with the applicable provisions of the Delaware General Corporation Law (the “DGCL”);

WHEREAS, the board of directors of the Company has declared the advisability of this Agreement and recommended its adoption to the stockholders of the Company; and

WHEREAS, the parties intend, by executing this Agreement, to adopt a plan of reorganization within the meaning of Section 368 of the Internal Revenue Code of 1986, as amended (the “Code”);

NOW THEREFORE, in consideration of the mutual agreements and covenants contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

ARTICLE 1.

CONSTRUCTION; DEFINITIONS

1.1 Certain Matters of Construction. A reference to an Article, Section, Exhibit or Schedule shall mean an Article of, a Section in, or Exhibit or Schedule to, this Agreement unless otherwise expressly stated. The titles and headings herein are for reference purposes only and shall not in any manner limit the construction of this Agreement which shall be considered as a whole. The words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation.”

1.2 Certain Definitions. As used herein, the following terms shall have the following meanings:

1.2.1 Affiliate: with respect to any Person, any Person which, directly or indirectly, controls, is controlled by, or is under common control with, such Person.

1.2.2 Affiliated Group: any affiliated group within the meaning of Code Section 1504(a) or any similar group defined under a similar provision of state, local or foreign law.

1.2.3 Commercial Software: packaged commercial software programs available to the public through retail dealers in computer software or directly from manufacturers or developers which are used in the business of the Company but are not a component of or incorporated in any of the products of the Company.

1.2.4 Company Material Adverse Effect: any materially adverse change in or effect on the financial condition, business, operations, assets, properties, personnel, results of operations or prospects of the Company, except, in each case, to the extent that such change or effect results from or arises out of general economic, industry or political conditions (provided that such general conditions do not affect the Company in a disproportionate manner).

1.2.5 Control: (including with correlative meaning, controlled by and under common control with): as used with respect to any Person, the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

1.2.6 Encumbrance: any lien, pledge, hypothecation, charge, mortgage, security interest, encumbrance, claim, infringement, interference, option, right of first refusal, preemptive right, community property interest or restriction of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security (other than restrictions on transfer under applicable securities laws) or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

1.2.7 ERISA: the Employee Retirement Income Security Act of 1974, as amended.

1.2.8 ERISA Affiliate: any entity which is, or at any applicable time was, a member of (i) a controlled group of corporations (as defined in Section 414(b) of the Code), (ii) a group of trades or businesses under common control (as defined in Section 414(c) of the Code), or (iii) an affiliated service group (as defined under Section 414(m) of the Code or the regulations under Section 414(o) of the Code), any of which includes or included the Company.

1.2.9 Knowledge: (a) with respect to the Company, the actual Knowledge of Piasio, Hamer, Andrew Wilkinson, Judson Graham, Rita Calnan, Denise Dende (only with respect to the representations and warranties set forth in Sections 3.13 and 3.14) or Norman Moore, (b) with respect to the Principal Stockholders, the actual Knowledge of Piasio or Hamer, and (c) with respect to Parent, the actual Knowledge of Ron Zwanziger, Christopher Lindop, Paul Hempel, any attorney currently employed as in-house counsel of Parent, Jack Wilkens, David Scott, Jerry McAleer or Robert Dicheck; provided, however, that except with respect to the representations and warranties set forth in Section 3.9 (for which actual knowledge shall be required), any individual referred to in clauses (a), (b) or (c) above will be deemed to have actual Knowledge of a particular fact, circumstance, event or other matter, if such individual could have obtained such Knowledge after reasonable due inquiry and search.

1.2.10 Liability: any liability or obligation of whatever kind or nature (whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, and whether due or to become due), including any liability for Taxes.

1.2.11 Parent Material Adverse Effect: any materially adverse change in or effect on the financial condition, business, operations, assets, properties, personnel, results of operations or prospects of Parent and its subsidiaries, taken as a whole, except, in each case, (i) to the extent that such change or effect results from or arises out of general economic, industry or political conditions (provided that such general conditions do not affect Parent and its subsidiaries, taken as a whole, in a disproportionate manner), and (ii) that a decline in the market price of Parent’s capital stock will not, in and of itself, constitute a Parent Material Adverse Effect.

1.2.12 Permitted Encumbrances: (a) liens for current taxes not yet due and payable or that are being contested in good faith, (b) liens that were incurred in the ordinary course of business, such as carriers’, warehousemen’s, landlords’ and mechanics’ liens and other similar liens arising in the ordinary course of business, (c) liens on personal property leased under operating leases, (d) liens, pledges or deposits incurred or made in connection with workmen’s compensation, unemployment insurance and other social security benefits, or securing the performance of bids, tenders, leases, contracts (other than for the repayment of borrowed money), statutory obligations, progress payments, surety and appeal bonds and other obligations of like nature, in each case incurred in the ordinary course of business, (e) pledges of or liens on manufactured products as security for any drafts or bills of exchange drawn in connection with the importation of such manufactured products in the ordinary course of business, (f) liens under Article 2 of the Uniform Commercial Code that are special property interests in goods identified as goods to which a contract refers, (g) liens under Article 9 of the Uniform Commercial Code that are purchase money security interests, none of which are material in the aggregate or individually, and (h) Encumbrances arising under the agreements identified on Schedule 3.9 or Schedule 3.16.

1.2.13 Person: an individual, a corporation, an association, a partnership, an estate, a trust and any other entity or organization.

1.2.14 Tax or Taxes: any federal, state, local, or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental (including taxes under Code Section 59A), customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, or other tax of any kind whatsoever, including any interest, penalty, or addition thereto, whether disputed or not and including any obligations to indemnify or otherwise assume or succeed to the Tax liability of any other Person.

1.2.15 Tax Return: any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

ARTICLE 2.

THE MERGER

2.1 Procedure for the Merger. The Company shall be merged, in accordance with the applicable provisions of the DGCL, with and into Merger Sub, which shall be the surviving corporation. Merger Sub, as such surviving corporation, is sometimes referred to herein as the “Surviving Corporation.” The Merger shall be effected by filing a Certificate of Merger substantially in the form of Exhibit A (the “Certificate of Merger”), with the Secretary of State of the State of Delaware in accordance with the applicable provisions of the DGCL. The effective date of the Merger (the “Effective Date”) shall be the date upon which the Certificate of Merger shall have been filed with the Secretary of State of the State of Delaware, and the effective time of the Merger (the “Effective Time”) shall be the time of the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, all in accordance with Section 2.11.

2.2 Surviving Corporation.

2.2.1 The Surviving Corporation shall continue its corporate existence under the laws of the State of Delaware. The separate corporate existence of the Company shall cease at the Effective Time.

2.2.2 The certificate of incorporation of Merger Sub, as in effect immediately prior to the Effective Time, shall be the certificate of incorporation of the Surviving Corporation, until the same shall be amended thereafter in accordance with the DGCL and such certificate of incorporation. The bylaws of Merger Sub, as in effect immediately prior to the Effective Time, shall be the bylaws of the Surviving Corporation, until the same shall be amended thereafter in accordance with the DGCL, the certificate of incorporation of the Surviving Corporation and such bylaws.

2.2.3 The directors and officers of Merger Sub in office immediately prior to the Effective Time, shall be the directors and officers of the Surviving Corporation as of the Effective Time, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation.

2.2.4 As of the Effective Time, the effect of the Merger shall be as provided in this Agreement and the applicable provisions of the DGCL.

2.3 Conversion of Stock; Merger Consideration.

2.3.1 At the Effective Time, each share of common stock, par value $0.01 per share, of the Company (“Company Stock”), issued and outstanding immediately prior to the Effective Time (other than Dissenting Shares and Company Stock owned by the Company or held in the Company’s treasury) shall, by virtue of the Merger and without any action on the part of the holder thereof, be canceled and extinguished and converted automatically into the right to receive: (a) the Pro Rata Portion of 1,433,333 shares of common stock, par value $0.001 per share, of Parent (“Parent Common Stock”) (the “Share Consideration”); plus (b) the Pro Rata Portion of the Closing Cash Consideration; plus (c) at such time and to the extent it becomes distributable to the stockholders of the Company pursuant and subject to the provisions of the Consent, Waiver and Escrow Agreement (as defined in Section 2.6.3), the Pro Rata Portion of an additional cash amount of up to $600,000 (the “Escrowed Cash Consideration”); plus (d) at such time and to the extent earned pursuant and subject to the provisions of Section 2.4, and at such time and to the extent it becomes distributable to the stockholders of the Company pursuant and subject to the provisions of the Consent, Waiver and Escrow Agreement, the Pro Rata Portion of an additional cash amount of up to $11,000,000 (the “Contingent Cash Consideration”). The Share Consideration, the Closing Cash Consideration, the Escrowed Cash Consideration and the Contingent Cash Consideration are collectively referred to herein as the “Merger Consideration.”

2.3.2 For these purposes: (a) “Pro Rata Portion” means the fraction obtained by dividing one by the total number of Fully Diluted Shares immediately prior to the Effective Time; (b) “Fully Diluted Shares” means the sum of (i) the aggregate number of shares of Company Stock issued and outstanding immediately prior to the Effective Time and (ii) the aggregate number of shares of Company Stock issuable upon the conversion, exercise or exchange of any rights convertible into, or exercisable or exchangeable for, shares of Company Stock, including any Company Options, whether vested or unvested (it being understood however, that nothing herein shall be interpreted as changing or limiting the representation by the Company pursuant to Section 3.2, that no such securities shall be issued and outstanding as of the Closing); (c) the “Closing Cash Consideration” means $8,000,000 less the Excess Amount, if any; (d) the “Transaction Expenses” means all costs and expenses incurred by the Company (whether or not paid) in connection with the negotiation, preparation or performance of this Agreement and the consummation of the transactions contemplated hereby; its being understood and agreed that Transaction Expenses shall include fees and disbursements of consultants, investment bankers and other financial advisors, brokers and finders, counsel (including any services rendered by such counsel after the Effective Time in connection with actions incidental to the transactions contemplated hereby) and accountants, but specifically exclude any costs and expenses incurred after the Closing Date by, or relating to the activities of, the Stockholders’ Representative or any other party under or in connection with the Consent, Waiver and Escrow Agreement and any costs and expenses relating to any dispute in connection with this Agreement and the transactions contemplated hereby; and (e) the “Excess Amount” means the amount, if any, by which the Transaction Expenses exceed (i) $175,000, if the Closing occurs on or prior to February 28, 2005, or (ii) $200,000, if the Closing occurs after February 28, 2005.

2.3.3 The Transaction Expenses shall be conclusively presumed to include (a) all fees and disbursements paid or payable by the Company to Drummond Woodsum & MacMahon, counsel to the Company, and to Baker, Newman & Noyes, LLC, accountants for the Company, for any period subsequent to December 15, 2004, relating to this Agreement or the transactions contemplated hereby, (b) all amounts paid or payable by the Company since December 15, 2004 to any broker of finder, including B. Reily & Co., and (c) any expenses of the Principal Stockholders and management of the Company that the Company has reimbursed or agreed to reimburse. Prior to the Closing, the Company shall deliver a certificate to Parent setting forth in reasonable detail all of the Transaction Expenses (the “Expense Certificate”).

2.3.4 At the Effective Time, each share of the common stock, par value $0.001 per share, of Merger Sub (“Merger Sub Stock”) issued and outstanding immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into and become one validly issued, fully paid and non-assessable share of common stock, par value $0.001 per share, of the Surviving Corporation.

2.3.5 At the Effective Time, each share of Company Stock issued and outstanding immediately prior to the Effective Time owned by the Company or held in the Company’s treasury, shall automatically be cancelled and extinguished and no Merger Consideration shall be made and paid in respect thereof.

2.3.6 If prior to the Effective Time, Parent (a) recapitalizes either through a split-up of the outstanding Parent Common Stock into a greater number, or through a combination of the outstanding Parent Common Stock into a lesser number, (b) reorganizes, reclassifies or otherwise changes the outstanding Parent Common Stock into the same or a different number of shares of other classes or into securities of another entity (other than through a split-up or combination of shares provided for in clause (a) above), or (c) declares a dividend on its outstanding Parent Common Stock payable in shares or securities convertible into shares, then the Share Consideration shall be adjusted appropriately to account for such events.

2.4 Contingent Cash Consideration

2.4.1 Definitions. As used herein, the following terms shall have the following meanings:

(a) “Commercialization Period”: the five year period commencing on the Closing Date.

(b) “First Commercial Sale”: with respect to each Product, the first final sale transaction during the Commercialization Period, in which physical possession and title to a Product is transferred to a third party, other than to an Affiliate or sub-licensee of Parent, for cash consideration for use with respect to the general public, in any country within the Territory, after regulatory approval, if any is required, for such Product has been obtained in such country; it being understood that such regulatory approval must include all approvals, licenses, registrations or authorizations of any regulatory authority necessary commercially to distribute, sell or market a Product in such country, including, where applicable, (i) pricing and reimbursement approval, (ii) pre- and post-approval marketing authorizations (including any prerequisite manufacturing approval or authorization related thereto), (iii) labeling approval, and (iv) technical, medical and scientific licenses. Sales and transfers for research, development or testing, such as so-called “treatment IND sales” and “named patient sales,” shall not be deemed or constitute a First Commercial Sale.

(c) “Products”: the five “rapid” test format products described on Exhibit B hereto, which description also includes the performance standards each Product is expected to meet upon completion of its development.

(d) “Territory”: the United States of America, Canada, each country member of the European Union, Switzerland, Norway, Finland, Turkey and Israel.

2.4.2 Certain Obligations of Parent.

(a) Parent acknowledges and agrees that the prospect of receiving the Contingent Cash Consideration was a material factor in the agreement of the Company and the Principal Stockholders to enter into this Agreement. In furtherance of the foregoing, during the Commercialization Period, Parent shall cause the Surviving Corporation to maintain a research and development presence in the State of Maine, within a 20 mile radius from Portland, and dedicate to the R&D Activities (as defined below), at such location, a space of a type and size similar to the space designated for research and development activities of the Products at the facility in Scarborough, Maine the Company is contemplating moving into in April 2005. During the Commercialization Period, the Surviving Corporation’s research and development activities shall focus primarily on completing the development and achieving commercialization of the Products (the “R&D Activities”), but the Surviving Corporation may, to a lesser extent and at Parent’s discretion, continue to support the Company’s existing products and otherwise be involved in Parent’s other research and development activities and Parent’s strategic plan, but in all instances in a manner and at such times as will not distract or delay the Surviving Corporation from the R&D Activities. The R&D Activities shall consist of Product research and development, design, testing and regulatory approval and compliance. In connection with the R&D Activities, the Surviving Corporation shall have access to the technology, assets and resources of Parent which are generally available at or through Parent to other Affiliates of Parent. Parent agrees to cause the funding of the R&D Activities during each calendar year of the Commercialization Period to be no less than the total Committed Budget set forth with respect to such calendar year on Exhibit C (the “Committed Budget”, as the same may be adjusted pursuant to Section 2.4.2(b) below). The Committed Budget for each calendar year shall be made available as and when required and convenient for the performance of the R&D Activities as determined by Piasio or the Replacement (as defined in Section 2.4.2(c)), if appointed; provided, however, that not more than 35% of the Committed Budget allocated to any calendar year shall be made available for, or spent on, the R&D Activities in any one calendar quarter of such year without Parent’s prior written consent.

(b) If the Committed Budget for any calendar year during the Commercialization Period is not used in its entirety by the end of such calendar year, then an amount equal to the lesser of (i) the remaining unused balance of such Committed Budget and (ii) $500,000, shall be carried forward and added to the Committed Budget for the immediately succeeding calendar year (and the Committed Budget for such succeeding year shall be adjusted to reflect such addition).

(c) In furtherance of the foregoing, Parent further agrees to cooperate fully with a research and development team at the Surviving Corporation that shall perform the R&D Activities (the “Product Development Team”). The Product Development Team shall initially be led by Piasio throughout the term of his employment pursuant to his Employment Agreement, and Piasio or the Replacement, if appointed, shall have full and complete control (subject to the Committed Budget for each calendar year and subject to the provisions of Section 2.4.2(a)) over a staff of scientists and regulatory personnel selected by him or approved by him for the Product Development Team, the hiring and firing of such personnel (subject, however, in each case, to review and approval by Parent’s legal and human resources departments, to assure compliance with Parent’s hiring and firing policies), the prioritization of all research and development activities relating to the Products, the expenditure of funds thereon, and the selection of the country or countries in which to first register and sell the Product(s). Piasio or the Replacement, if appointed, and members of the Product Development Team shall be allowed to dedicate such percentages of their business time as Piasio or the Replacement, if appointed, may direct to the development and commercialization of the Products.

(d) If Piasio’s employment with the Surviving Corporation is terminated for any reason during the Commercialization Period, Parent, in consultation with the Stockholders’ Representative, will promptly hire a qualified replacement (the “Replacement”), with a level of compensation and expertise comparable to Piasio’s, to head the Product Development Team and continue the R&D Activities in accordance with the provisions of this Section 2.4.

2.4.3 Payment of Contingent Cash Consideration. Upon the completion of a First Commercial Sale with respect to a Product (which First Commercial Sale must occur prior to the expiration of the Commercialization Period), each stockholder of the Company immediately prior to the Effective Time shall be entitled to receive from Parent a cash payment equal to the Pro Rata Portion of $3,666,666.67 for each share of Company Stock issued and outstanding immediately prior to the Effective Time (other than Dissenting Shares) held by such stockholder for each of the first three Products to be commercialized. Each payment, if any, on account of the Contingent Cash Consideration shall be delivered by Parent to the Stockholders’ Representative or paid by Parent at the direction of the Stockholders’ Representative, within 30 days after the completion of each such First Commercial Sale, and the Stockholders’ Representative shall be solely responsible to distribute or arrange for the distribution by Parent of each such payment to the stockholders at such time and to the extent it becomes distributable to the stockholders pursuant and subject to the provisions of the Consent, Waiver and Escrow Agreement. For purposes of clarity, it is hereby specifically agreed that (a) a First Commercial Sale shall occur only once for a particular Product, regardless of how many times that Product may be altered, improved, redesigned, repackaged or reintroduced, and (b) the aggregate amount of Contingent Cash Consideration shall under no circumstances exceed $11,000,000.

2.4.4 Acceleration of Payment Upon Certain Events. If Piasio’s employment with the Surviving Corporation is terminated during the Commercialization Period as a result of (i) the termination of the Employment Agreement by the Surviving Corporation without Cause (as defined in the Employment Agreement), or (ii) the termination of the Employment Agreement by Piasio pursuant to and in accordance with Section 4(c)(ii) of the Employment Agreement, then the unpaid balance of the Contingent Cash Consideration as of the date of such termination (the “Balance”) shall immediately become due and payable upon such termination, and Parent shall deliver such payment to the Stockholders’ Representative or pay the same at the direction of the Stockholders’ Representative, within 30 days after such termination, and the Stockholders’ Representative shall be solely responsible to distribute or arrange for the distribution by Parent of such payment to the stockholders at such time and to the extent it becomes distributable to the stockholders pursuant and subject to the provisions of the Consent, Waiver and Escrow Agreement.

2.4.5 Right to Terminate R&D Activities. Notwithstanding anything to the contrary contained in this Agreement or in any other agreement, instrument or document contemplated hereby (including, without limitation, the Employment Agreement and the warrant contemplated thereby), Parent shall have the right, in its sole and absolute discretion, to terminate the R&D Activities (and, consequently, the applicability of the provisions of Section 2.4.2) with respect to any one or more Products during the Commercialization Period; provided, however, that for purposes of the entitlement to receive, and the payment of, the Contingent Cash Consideration pursuant to and in accordance with the provisions of Section 2.4.3, any such termination shall be deemed a First Commercial Sale of any such terminated Product.

2.4.6 Expiration. The provisions of this Section 2.4 shall automatically expire and be of no further force and effect upon the earlier to occur of (i) the expiration of the Commercialization Period, and (ii) if and when the stockholders of the Company become entitled to receive the entire amount of the Contingent Cash Consideration in accordance with the terms and conditions of this Agreement.

2.5 Dissenter’s Rights

2.5.1 Notwithstanding any provision of this Agreement to the contrary, the shares of any holder of Company Stock who has demanded and perfected appraisal rights, or who still has the right to demand and perfect appraisal rights, for such shares in accordance with the DGCL and who has not effectively withdrawn or lost such appraisal rights in accordance with the DGCL (“Dissenting Shares”), shall not be converted into or represent a right to receive the Merger Consideration pursuant to Section 2.3, but the holder thereof shall only be entitled to such rights as are granted by the DGCL.

2.5.2 Notwithstanding the provisions of Section 2.5.1, if any holder of shares of Company Stock who demands appraisal of such shares under the DGCL (and who has not voted or consented in writing in favor of the adoption of this Agreement) shall effectively withdraw or forfeit the right to appraisal, then, as of the later of the Effective Time and the occurrence of such event, such holder’s shares of Company Stock shall automatically be converted into and represent only the right to receive the Merger Consideration pursuant to Section 2.3, without interest thereon, upon surrender of the certificate representing such shares and compliance with the other requirements set forth in Section 2.5.3.

2.5.3 The Surviving Corporation shall give Parent prompt notice of any written demands for appraisal of any shares of Company Stock, withdrawals of such demands, and any other instruments served pursuant to the DGCL and received by the Company or the Surviving Corporation which relate to any such demand for appraisal, and Parent shall have the right to control all negotiations and proceedings with respect to such demands under the DGCL.

2.5.4 The Company shall fix the date of the mailing pursuant to Section 2.6.1 as the record date for purposes of determining the stockholders of the Company entitled to receive the notice required by Section 262(d)(2) of the DGCL.

2.6 Delivery of Merger Consideration

2.6.1 As soon as practicable after the Registration Statement (as defined in Section 3.24) is declared effective, Parent and the Company shall mail to each holder of record of Company Stock outstanding as of the date of such mailing, (a) a copy of the Prospectus (as defined in Section 3.24), (b) the notice required by Section 262(d)(2) of the DGCL that appraisal rights are available for any and all shares of Company Stock held by such stockholders, along with a copy of Section 262 of the DGCL, (c) a copy of a Consent, Waiver and Escrow Agreement in substantially the form of Exhibit D (the “Consent, Waiver and Escrow Agreement”), with instructions for execution and delivery, and (d) a letter of transmittal in customary form containing such terms and conditions as Parent may reasonably specify (a “Transmittal Letter”).

2.6.2 At or promptly after the Effective Time, Parent shall cause its transfer agent to prepare a certificate for each stockholder of the Company as of the Effective Time (other than the holders of Dissenting Shares), each such certificate registered in the name of such stockholder and representing the total number of whole shares of Parent Common Stock issuable to such stockholder pursuant to Section 2.3 (the “Stockholder’s Share Certificate”). Subject to the provisions of Section 2.7 with respect to withholding, at and after the Effective Time, each stockholder of the Company (other than the holders of Dissenting Shares) shall be entitled to receive (a) such Stockholder’s Share Certificate, and (b) a check for the Closing Cash Consideration payable to such stockholder pursuant to Section 2.3, upon delivery to Parent of a certificate or certificates representing the full number of shares of Company Stock held by such stockholder immediately prior to the Effective Time, together with a properly completed and executed Transmittal Letter and with a properly completed and executed Consent, Waiver and Escrow Agreement.

2.6.3 Concurrently with the mailing to each stockholder of the Company of such Stockholder’s Share Certificate and the Closing Cash Consideration payable to such stockholder, subject to and in accordance with the provisions of Section 2.6.2, Parent shall deliver to the Stockholders’ Representative or his designee such stockholder’s Pro Rata Portion of the Escrowed Cash Consideration. The Stockholders’ Representative shall hold and use such Escrowed Cash Consideration in accordance with the terms and conditions of the Consent, Waiver and Escrow Agreement, and each stockholder of the Company shall, upon acceptance by such stockholder of such Stockholder’s Share Certificate and portion of the Closing Cash Consideration in accordance with the provisions of Section 2.6.2 (and without any further action by such stockholder or the Stockholders’ Representative), be deemed to have agreed to be bound by the terms and conditions of, and become a party to, the Consent, Waiver and Escrow Agreement.

2.6.4 The Contingent Cash Consideration, or any portion thereof, if and when earned in accordance with the terms and conditions hereof (whether pursuant to Section 2.4.3, Section 2.4.4 or Section 2.4.5), shall be delivered by Parent to the Stockholders’ Representative or paid as directed by the Stockholders’ Representative, and the Stockholders’ Representative shall be solely responsible to distribute or arrange for the distribution by Parent of the Contingent Cash Consideration to the stockholders at such time and to the extent it becomes distributable to the stockholders pursuant and subject to the provisions of the Consent, Waiver and Escrow Agreement.

2.7 Required Withholding. Each of Parent and the Surviving Corporation shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable pursuant to this Agreement to any holder or former holder of Company Stock such amounts as may be required to be deducted or withheld therefrom under the Code or under any provision of state, local or foreign tax law or under any other applicable Legal Provision (as defined in Section 3.10). Without limiting the generality of the foregoing, with respect to Company Options (as defined in Section 3.2.2) which are exercised immediately prior to the Closing, Parent shall be entitled to withhold from any consideration payable or otherwise deliverable pursuant to this Agreement to any former holder of such Company Option such amounts or other consideration as may be required to be deducted or withheld by the Company under the Code or under any provision of state, local or foreign tax law or under any other applicable Legal Provision in connection with the exercise of such Company Option, and Parent shall first withhold Closing Cash Consideration otherwise payable to such holder pursuant to this Agreement and then, to the extent necessary, Share Consideration otherwise deliverable to such holder pursuant to this Agreement. Any

Share Consideration so withheld, shall be valued at $24.00 per share of Parent Common Stock. To the extent such amounts or other consideration are so deducted or withheld, such amounts or other consideration shall be treated for all purposes under this Agreement as having been paid or delivered to the person to whom such amounts would otherwise have been paid or delivered.

2.8 Fractional Shares. Only whole shares of Parent Common Stock will be issued by virtue of the Merger. Any holder of shares of Company Stock who would otherwise be entitled to a fraction of a share of Parent Common Stock (after aggregating all fractional shares of Parent Common Stock to which such holder would be entitled) shall have the right to receive in lieu thereof a cash amount equal to the product of such fraction multiplied by $24.00, and such cash amount shall be added to and be paid together with the Closing Cash Consideration payable to such holder pursuant to the Merger.

2.9 Stockholders’ Representative. Piasio, by virtue of the Merger and pursuant to the resolutions set forth in the Company Consent, will be irrevocably appointed as of the Effective Time as attorney-in-fact and authorized and empowered to act, for and on behalf of any or all of the stockholders of the Company in connection with the notice and indemnity provisions of this Agreement and such other matters as are reasonably necessary for the consummation of the transactions contemplated hereby, and to take such further actions as are authorized in this Agreement (the above named representative, as well as any subsequent representative of the stockholders appointed by him, or after his death or incapacity by Hamer or, after his death or incapacity, any subsequent representative of the stockholders of the Company elected by vote or written consent of holders of a majority of the shares of Company Stock outstanding immediately prior to the Effective Time, being referred to herein as the “Stockholders’ Representative”). By his execution hereof, Piasio hereby accepts such appointment and agrees to act as the Stockholders’ Representative hereunder. Without limiting the terms of the Consent, Waiver and Escrow Agreement, the Stockholders’ Representative shall not be liable to any stockholder of the Company immediately prior to the Effective Time, Parent and their respective Affiliates, or to any other Person with respect to any action taken or omitted to be taken by the Stockholders’ Representative under or in connection with this Agreement, unless such action or omission results from or arises out of fraud or willful misconduct on the part of the Stockholders’ Representative. Without limiting the terms of the Consent, Waiver and Escrow Agreement, Parent shall not be liable to any stockholder of the Company immediately prior to the Effective Time and their respective Affiliates, or to any other Person with respect to any action taken or omitted to be taken by the Stockholders’ Representative under or in connection with this Agreement, unless such action or omission involves fraud or willful misconduct on the part of Parent. Each of Parent and Merger Sub and each of their respective Affiliates (including, after the Effective Time, the Surviving Corporation) shall be entitled to rely on such appointment and treat such Stockholders’ Representative as the duly appointed attorney-in-fact of each stockholder of the Company. Each stockholder of the Company who shall execute the Company Consent and/or the Consent, Waiver and Escrow Agreement, by such execution and without any further action, and each stockholder who receives Merger Consideration, by such acceptance and without any further action, confirms such appointment and authority and acknowledges and agrees that such appointment is irrevocable and coupled with an interest, it being understood that the willingness of Parent and Merger Sub to enter into this Agreement is based, in part, on the appointment of a representative to act on behalf of the stockholders of the Company.

2.10 Notice to Holders of Company Options. As soon as practicable, and in any event not later than five business days, after the execution and delivery of this Agreement, the Company shall deliver to each holder of Company Options (as defined in Section 3.2.2) the 15-day or 30-day (as applicable) notice required by the Company Option Plan (as defined in Section 3.2.2) under which the Company Options held by such holder were issued (each, an “Option Notice”). Each such Option Notice shall inform the holder of the execution of this Agreement and the Merger contemplated hereby, and shall also include the other provisions required or permitted pursuant to the terms and conditions of the applicable Company Option Plan and as the Board of Directors of the Company may direct.

2.11 Closing. The closing of the Merger (the “Closing”) shall take place at the office of Parent in Waltham, Massachusetts, at a time agreed upon by Parent and the Company, two business days after the satisfaction or waiver of the conditions precedent to the Closing set forth in Article 6, or at such other time, date and location as Parent and the Company agree (the “Closing Date”). At the Closing, (a) the Company and the Principal Stockholders shall deliver to Parent and Merger Sub the various agreements, instruments and documents referred to in Section 6.2, (b) Parent and Merger Sub shall deliver to the Company and the Principal Stockholders the various agreements, instruments and documents referred to in Section 6.3, (c) Merger Sub and the Company shall file the Certificate of Merger with the Secretary of State of the State of Delaware, and (d) Parent shall have available for delivery the Share Consideration and the Closing Cash Consideration for distribution to those of the Company’s stockholders that have not exercised their appraisal rights under DGCL and have complied with the provisions of Section 2.6.1.

2.12 Additional Actions. If, at any time after the Effective Time, the Surviving Corporation shall believe or be advised that any further assignments or assurances in law or any other acts are necessary or desirable (a) to vest, perfect or confirm in the Surviving Corporation title to or ownership or possession of any estate, property, right, privilege, power, franchise or other asset of the Company or Merger Sub acquired or to be acquired by reason of, or as a result of, the Merger or (b) otherwise to carry out the purposes of this Agreement, then (x) each of the Company and Merger Sub and its officers and directors shall be deemed to have granted hereby to the Surviving Corporation an irrevocable power-of-attorney to execute and deliver all proper assignments and assurances in law and to undertake all other acts necessary or proper to vest, perfect or confirm title to or ownership or possession of such estate, property, rights, privileges, powers, franchises or other assets in the Surviving Corporation and otherwise to carry out the purposes of this Agreement and (y) the officers and directors of the Surviving Corporation shall be deemed to be fully authorized to take any and all such actions in the name of either the Company, Merger Sub or otherwise.

ARTICLE 3.

REPRESENTATIONS AND WARRANTIES OF THE COMPANY AND THE

PRINCIPAL STOCKHOLDERS

The Company (and, with respect to Section 3.26 only, each Principal Stockholder severally and not jointly) represents and warrants to Parent and Merger Sub that, unless otherwise specifically indicated herein, as of the date hereof:

3.1 Organization; Subsidiaries.

3.1.1 The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, has the corporate power and authority to own, lease and operate its assets and property and to carry on its business as now being conducted, and except as would not have a Company Material Adverse Effect, is duly qualified or licensed to do business in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary. Each jurisdiction where the Company is qualified to do business is listed on Schedule 3.1.

3.1.2 The Company has no subsidiaries, and except as set forth on Schedule 3.1, the Company does not own any capital stock of, or any equity interest of any nature in, any corporation, partnership, joint venture arrangement or other business entity. Apart from the agreements identified on Schedule 3.9 or Schedule 3.16, the Company has not agreed nor is it obligated to make, nor is it bound by any written or oral agreement, contract, lease, instrument, note, option, warranty, purchase order, license, insurance policy, benefit plan or legally binding commitment or undertaking of any nature under which it is obligated to make any future investment in or capital contribution to any other entity. The Company has never been a general partner of any general partnership, limited partnership or other entity.

3.1.3 The Company has delivered or made available to Parent a true and correct copy of the certificate of incorporation and bylaws of the Company, each as amended to date (together, the “Company Charter Documents”), and each such instrument is in full force and effect. The Company is not in violation of any of the provisions of the Company Charter Documents.

3.1.4 The minute books of the Company contain records of all meetings and written consents in lieu of meetings of the Company’s board of directors (and any committees thereof, whether permanent or temporary) and stockholders since the date of its incorporation and are accurate in all material respects, and such records accurately reflect all transactions referred to in such minutes and consents. The stock book of the Company accurately reflects record ownership of the Company’s capital stock. Parent has been provided with a copy of or access to such minutes or consents and stock books. Schedule 3.1 sets forth a list of the directors and officers of the Company.

3.2 Capital Stock

3.2.1 The authorized capital stock of the Company consists of 1,400,000 shares of Company Stock, of which 787,628 shares are issued and outstanding (the “Shares”), and 200,000 shares of Preferred Stock, par value $0.01 per share, none of which are issued and outstanding. The Shares constitute all of the issued and outstanding capital stock of the Company, and are held of record by the stockholders as set forth on Schedule 3.2. The Shares have been duly authorized and validly issued, were not issued in violation of any person’s preemptive rights, and are fully paid and nonassessable.

3.2.2 As of the date hereof, there are 173,750 options (the “Company Options”) outstanding under the Binax, Inc. Stock Option Plan, the Binax, Inc. Stock Option Plan (1992), the Binax, Inc. Stock Option Plan (1993), the Binax, Inc. Stock Option Plan (1997), the Binax, Inc. Stock Option Plan (1998) or otherwise authorized by the Company (the “Company Option Plans”), exercisable into an aggregate of 173,750 shares of Company Stock. Schedule 3.2 sets forth, with respect to each holder of Company Options, the name of such holder, the number of shares under his or her Company Option as of the date hereof, and the exercise price of his or her Company Options. Except as set forth on Schedule 3.2, there are no outstanding subscriptions, options, warrants, conversion rights or other rights, securities, agreements or commitments obligating the Company to issue, sell or otherwise dispose of shares of its capital stock, or any securities or obligations convertible into, or exercisable or exchangeable for, any shares of its capital stock. Except as set forth on Schedule 3.2, there are no voting trusts or other agreements or understandings to which the Company or the stockholders of the Company are a party with respect to the Shares, and the Company is not a party to or bound by any outstanding restrictions, options or other obligations, agreements or commitments to sell, repurchase, redeem or acquire any outstanding Shares or any other equity securities of the Company.

3.2.3 Each Company Option has been validly authorized and granted by the Company, and as of the Closing all Company Options shall be fully vested and exercisable. As of the Closing, all Company Options that have not been exercised at or prior to the Closing, shall have been irrevocably cancelled.

3.3 Authority for Agreement. The Company has the corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by the board of directors of the Company and no other corporate proceedings on the part of the Company are necessary to authorize the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, except for the approval of this Agreement by the holders of a majority of the issued and outstanding shares of Company Stock. This Agreement has been, and the other agreements, documents and instruments contemplated hereby to be signed by the Company at or before the Closing will have been, duly executed and delivered by the Company and constitute, or will at the time of their signing constitute, valid and binding obligations of the Company, enforceable against it in accordance with their respective terms, subject to the qualifications that enforcement of the rights and remedies created hereby and thereby are subject to (a) bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium and other laws of general application affecting the rights and remedies of creditors, (b) general principles of equity (regardless of whether enforcement is considered in a proceeding in equity or at law), and (c) compliance with the provisions of Section 228 of the DGCL with respect to the giving to stockholders of the Company of notice regarding the adoption of the Company Consent.

3.4 Noncontravention. Except as set forth on Schedule 3.4, neither the execution and delivery of this Agreement by the Company, nor the performance by the Company of its obligations hereunder, nor the consummation by the Company of the transactions contemplated hereby will (a) conflict with or result in a violation of any provision of the Company Charter Documents, (b) with or without the giving of notice or the lapse of time, or both, conflict with, or result in any violation or breach of, or constitute a default under, or result in any right to accelerate or result in the creation of any Encumbrance pursuant to, or right of termination under, any provision of any note, mortgage, indenture, lease, instrument or other agreement, permit, concession, grant, franchise, license, judgment, order, decree, statute, ordinance, rule or regulation to which the Company is a party or by which it or any of its assets or properties is bound or which is applicable to it or any of its assets or properties. Except for the filing of the Certificate of Merger with the Secretary of State of Delaware, no authorization, consent or approval of, or filing with or notice to, any United States or foreign governmental or public body, agency or authority, including any court, tribunal or similar body (each a “Governmental Entity”) is necessary for the execution and delivery of this Agreement by the Company or the consummation by the Company of the transactions contemplated hereby.

3.5 Financial Statements. The Company has previously furnished Parent with accurate and complete copies of the (a) audited balance sheet and statements of operations, changes in stockholders’ equity and cash flows of the Company as of and for the year ended December 31, 2003, and (b) the unaudited balance sheet and statements of operations, changes in stockholders’ equity and cash flows of the Company as of and for the year ended December 31, 2004. Collectively, the financial statements referred to in the immediately preceding sentence are sometimes referred to herein as the “Company Financial Statements,” and the unaudited balance sheet of the Company as of December 31, 2004 is sometimes referred to herein as the “Company Balance Sheet.” The Company Financial Statements have been prepared in accordance with United States generally accepted accounting principles (“GAAP”), applied on a consistent basis throughout the periods covered thereby (except as may be set forth in the notes thereto), fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of the respective dates thereof and for the respective periods referred to therein and are consistent with the books and records of the Company; provided, however, that the unaudited Financial Statements referred to in clause (b) are subject to normal recurring adjustments (none of which will be material). The audits of the Company have been conducted in all material respects in accordance with generally accepted auditing standards. The Company Financial Statements have been prepared from the books and records of the Company, and the books and records of the Company have been, and are being, maintained in all material respects in accordance with applicable legal and accounting requirements. Set forth on Schedule 3.5 is a complete and accurate list of the bonuses paid and salary increases the Company effected prior to the date hereof.

3.6 Absence of Material Adverse Changes and Undisclosed Liabilities

3.6.1 Except as set forth on Schedule 3.6, since the date of the Company Balance Sheet, the Company has not suffered any Company Material Adverse Effect, nor has there occurred or arisen any event, condition or state of facts of any character (other than general economic, industry, political and similar conditions) that could reasonably be expected to result in a Company Material Adverse Effect. Without limiting the generality of the foregoing, except as set forth on Schedule 3.6, since the date of the Company Balance Sheet, the Company has not:

(a) sold, leased, transferred or assigned any of its assets, tangible or intangible, other than in the ordinary course of business;

(b) accelerated, terminated, modified, or canceled any contract, lease, sublease, license, or sublicense (or series of related contracts, leases, subleases, licenses, and sublicenses) involving more than $25,000 to which the Company is a party;

(c) canceled, compromised, waived, or released any right or claim (or series of related rights and claims) either involving more than $25,000 or outside the ordinary course of business;

(d) granted any license or sublicense of any rights under or with respect to any Company Intellectual Property Rights other than to the Company’s distributors, resellers and other licensees under agreements disclosed on Schedule 3.9 or Schedule 3.16;

(e) experienced material damage, destruction, or loss (whether or not covered by insurance) to its property (other than ordinary wear and tear not caused by neglect);

(f) created or suffered to exist any Encumbrance (other than Permitted Encumbrances) upon any of its assets, tangible or intangible;

(g) declared, set aside, or paid any dividend or distribution with respect to its capital stock (whether in cash or in kind) or redeemed, purchased, or otherwise acquired any of its capital stock;

(h) made or committed to make any capital expenditures or entered into any other material transaction outside the ordinary course of business or involving an expenditure in excess of $50,000;

(i) amended or modified in any respect any employment contract or arrangement or any profit sharing, bonus, incentive compensation, severance, employee benefit or multiemployer plans;

(j) entered into any employment agreement or collective bargaining agreement or increased the compensation of any of its employees; or

(k) committed (orally or in writing) to any of the foregoing.

3.6.2 The Company has no Liabilities that are not fully reflected or provided for on, or disclosed in the notes to, the balance sheets included in the Company Financial Statements, except (i) Liabilities incurred in the ordinary course of business since the date of the Company Balance Sheet, none of which individually or in the aggregate has had or could reasonably be expected to have a Company Material Adverse Effect and (ii) Liabilities expressly disclosed on the Schedules delivered hereunder.

3.7 Tax Matters

3.7.1 Except as set forth on Schedule 3.7, the Company has filed all Tax Returns that it was required to file. All such Tax Returns were correct and complete in all material respects. All Taxes due and owing by the Company (whether or not shown on any Tax Return) have been paid. The Company currently is not the beneficiary of any extension of time within which to file any Tax Return.

3.7.2 Except as set forth on Schedule 3.7, no foreign, federal, state, or local tax audits or administrative or judicial Tax proceedings are pending or being conducted with respect to the Company. The Company has not received from any foreign, federal, state, or local taxing authority (including jurisdictions where the Company has not filed Tax Returns) any (i) written notice indicating an intent to open an audit or other review, (ii) request for information related to Tax matters, or (iii) notice of deficiency or proposed adjustment for any amount of Tax proposed, asserted, or assessed by any taxing authority against the Company. The Company has not waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.

3.7.3 Schedule 3.7 lists all federal, state, local, and foreign income Tax Returns filed with respect to the Company for taxable periods ended on or after December 31, 2000, indicates those Tax Returns that have been audited, and indicates those Tax Returns that are currently the subject of audit. The Company has delivered or made available to Parent correct and complete copies of all Tax Returns, examination reports, and statements of deficiencies assessed against or agreed to by the Company filed or received since December 31, 2000.

3.7.4 The Company has not filed a consent under Code Section 341(f) concerning collapsible corporations. No election under Section 1362 of the Code relating to taxation as an S corporation is presently in effect with respect to the Company. The Company is not a party to any agreement, contract, arrangement or plan that has resulted or would result, separately or in the aggregate, in the payment of (i) any “excess parachute payment”

within the meaning of Code Section 280G (or any corresponding provision of state, local or foreign Tax law) and (ii) any amount that will not be fully deductible as a result of Code Section 162(m) (or any corresponding provision of state, local or foreign Tax law). The Company has not been a United States real property holding corporation within the meaning of Code Section 897(c)(2) during the applicable period specified in Code Section 897(c)(1)(A)(ii). The Company is not a party to or bound by any Tax allocation or sharing agreement. Except as set forth on Schedule 3.7, the Company has not been a member of an Affiliated Group filing a consolidated federal income Tax Return.

3.7.5 The unpaid Taxes of the Company (a) did not, as of December 31, 2004, exceed the reserve for Tax liability (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the Company Balance Sheet (rather than in any notes thereto), and (b) do not exceed that reserve as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of the Company in filing its Tax Returns. Since the date of the Company Balance Sheet, the Company has not incurred any liability for Taxes arising from extraordinary gains or losses, as that term is used in GAAP, outside the ordinary course of business consistent with past custom and practice.

3.7.6 The Company will not be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (a) change in method of accounting for a taxable period ending on or prior to the Closing Date; (b) “closing agreement” as described in Code Section 7121 (or any corresponding or similar provision of state, local or foreign income Tax law) executed on or prior to the Closing Date; (c) intercompany transactions or any excess loss account described in Treasury Regulations under Code Section 1502 (or any corresponding or similar provision of state, local or foreign income Tax law); (d) installment sale or open transaction disposition made on or prior to the Closing Date; or (e) prepaid amount received on or prior to the Closing Date.

3.7.7 Except as set forth on Schedule 3.7, the Company has not distributed stock of another Person, nor had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Code Section 355 or 361.

3.7.8 The Company has not participated in or cooperated with, nor will it, prior to the Closing Date, participate in or cooperate with, an international boycott within the meaning of Section 999 of the Code.

3.8 Assets and Properties.

3.8.1 The Company does not own any interest in real property. Schedule 3.8 lists all real property leases to which the Company is a party and each amendment thereto that is in effect as of the date of this Agreement. All such leases are in full force and effect, are valid and effective in accordance with their respective terms, and there is not, under any of such leases, any existing default or event of default (or event which with notice or lapse of time, or both, would constitute a default) that would give rise to a claim against the Company.

3.8.2 The Company owns or leases all tangible assets necessary for the conduct of its businesses as presently conducted. The assets owned or leased by the Company include all of the assets, rights and properties necessary for, and all of the assets, rights and properties used or held for use by the Company or any other Person in, the design, development, marketing, production, upgrade, revision, maintenance, licensing or manufacture of any of the Company’s products under an FDA-compliant quality system, as the Company has conducted its business prior to and as of the Effective Date. Each such tangible asset is free from material defects, has been maintained in accordance with normal industry practice, is in good operating condition and repair (subject to normal wear and tear) and is suitable for the purposes for which it presently is used. Except as set forth on Schedule 3.8, the Company is not, and the Surviving Corporation will not be, restricted from carrying out its business as currently conducted or any part thereof by any agreement, instrument, indenture or court or arbitrational decree to which the Company is a party or to which the Company or its assets are subject. Except as set forth on Schedule 3.8, the Company has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all of its tangible properties and assets, real, personal and mixed, used or held for use in its business, free and clear of any Encumbrances, except for Permitted Encumbrances, and, except as set forth on Schedule 3.8 and except for Permitted Encumbrances, pursuant to this Agreement, the Surviving Corporation will be the owner of, or have a valid leasehold interest in, all such properties and assets and will have the unrestricted right and authority to fully use and exploit the same for commercial purposes. None of such properties and assets is in the possession, custody or control of any Person or entity other than the Company.

3.9 Intellectual Property

3.9.1 Except as set forth on Schedule 3.9, to the Knowledge of the Company, the Company owns or has a valid right to use all patents, trademarks, trade names, service marks, copyrights, and any applications therefor, schematics, technology, know-how, trade secrets, algorithms, databases, computer software programs or applications (in both source code and object code form), and tangible or intangible proprietary information or material (collectively, “Intellectual Property Rights”) (excluding Commercial Software) that are used in the business of the Company as currently conducted by the Company (to the extent owned by the Company, the “Company Proprietary Rights”), free and clear of any and all Encumbrances (other than Permitted Encumbrances).

3.9.2 To the Knowledge of the Company, immediately following the Effective Time, the Surviving Corporation will own all Company Proprietary Rights necessary for the conduct of the business of the Company as currently conducted, without any infringement or conflict with the rights of others. Except as set forth on Schedule 3.9, all of the rights of the Company in and to the Company Proprietary Rights are freely assignable in its own name, including the right to create derivative works, and the Company is not under any obligation to obtain any approval or consent for use of any of the Company Proprietary Rights.

3.9.3 To the Knowledge of the Company, as of the Effective Time, the Surviving Corporation will own or have a valid right to use the Intellectual Property Rights and will have the unrestricted right and authority to fully use and exploit the same for commercial purposes, subject in all instances to the limitations set forth in the agreements listed on Schedule 3.9. Except as set forth on Schedule 3.9, the Intellectual Property Rights constitute all intellectual property rights that are or have been useful or necessary for the design, development, manufacture, operation, sale or use of the Company’s products or for the conduct of the Company’s business, as conducted by the Company prior to the date hereof.

3.9.4 Schedule 3.9 sets forth, to the Knowledge of the Company, a complete list of all patents, trademarks, trade names, service marks, registered copyrights, and any applications therefor, and all databases and computer software programs or applications (excluding Commercial Software) included in the Company Proprietary Rights, specifying, where applicable, the jurisdictions in which each such Company Proprietary Right has been issued or registered or in which an application for such issuance or registration has been filed, including the respective registration or application numbers and the names of all registered owners.

3.9.5 Except as set forth on Schedule 3.9, to the Knowledge of the Company, the Company is not obligated to pay any royalties or other compensation to any Person in respect of its ownership, use or license of any of the Intellectual Property Rights.

3.9.6 Schedule 3.9 sets forth a complete list of all material licenses, sublicenses and other agreements to which the Company is a party, whether as licensor or licensee, and pursuant to which the Company or any other person is authorized to use any Intellectual Property Rights, and includes the identity of all parties thereto. To the Knowledge of the Company, the Company is not in violation of any license, sublicense or other agreement described on such list. Such licenses, sublicenses and other agreements are in full force and effect and, to the Knowledge of the Company with respect to parties other than the Company, are binding and enforceable against each of the parties thereto in accordance with their respective terms. Except as set forth on Schedule 3.9, the execution and delivery of this Agreement by the Company, and the consummation of the transactions contemplated hereby, will not cause the Company to be in violation or default under any such license, sublicense or other agreement, nor entitle any other party to any such license, sublicense or other agreement to terminate or modify such license, sublicense or other agreement.

3.9.7 To the Knowledge of the Company, all of the Company Proprietary Rights set forth in Schedule 3.9 as having been issued by, registered with or filed with the United States Patent and Trademark Office or Register of Copyrights or the corresponding offices of other countries listed in Schedule 3.9 have been so duly issued by or registered with (based on certificates or other written documents that the Company has received from such office, register or other offices) or, duly filed in, as the case may be, and have been properly maintained and renewed in accordance with all applicable provisions of law and administrative regulations in the United States and each such other country. The Company has taken commercially reasonable precautions (i) to protect its rights in the Company Proprietary Rights and (ii) to maintain the confidentiality of its trade secrets, pending patent applications, know-how and other Company Proprietary Rights the existence or value of which requires such confidentiality, and to the Knowledge of the Company there have been no acts or omissions by the directors, officers or stockholders of the Company or, to the Knowledge of the Company, any other employee, consultant or subcontractor of the Company, the result of which would be to compromise materially the rights of the Company to apply for or enforce appropriate legal protection of such Company Proprietary Rights.

3.9.8 No claims with respect to the Company Proprietary Rights have been asserted in writing to the Company or, to the Knowledge of the Company, are threatened by any Person nor, except as set forth on Schedule 3.9, to the Knowledge of the Company are there any valid grounds for any bona fide claims (a) to the effect that the Company is infringing or has infringed the Intellectual Property Rights of any other Person, (b) against the use by the Company of any Intellectual Property Rights used in the business of the Company as currently conducted, or (c) challenging the ownership by the Company, validity or effectiveness of any of the Company Proprietary Rights. To the Knowledge of the Company, there is no unauthorized use, infringement or misappropriation of any of the Company Proprietary Rights by any third party, including any employee, consultant or subcontractor, or former employee, consultant or subcontractor of the Company. No Company Proprietary Right is subject to any outstanding decree, order, judgment, or stipulation restricting in any manner the licensing thereof by the Company.

3.9.9 Copies of the confidentiality and assignment of inventions agreement (collectively, “Confidentiality and Assignment Agreements”) which the Company has entered into with its employees, consultants and advisers who have in the past three years been or that are now engaged in the Company’s business, including, without limitation, in the design, development, animal or clinical testing, obtaining regulatory approval, manufacture, quality assurance, distribution or sale of any of the Company’s products or the Company Proprietary Rights (collectively, “Company Persons”) have been made available to Parent. Only Persons employed by the Company (each of whom had executed as of the commencement of his or her employment a Confidentiality and Assignment Agreement) at the time of conception, reduction to practice, development, invention, discovery or design of any Company Proprietary Rights, or consultants or advisers to the Company who were bound by Confidentiality and Assignment Agreements, have participated in the conception, reduction to practice, development, invention, discovery or design of any Company Proprietary Rights, and except as set forth on Schedule 3.9 neither the Company nor any employee, consultant, adviser or other Person participating in the conception, reduction to practice, development, invention, discovery or design of any Company Proprietary Rights has used any facilities or received any remuneration from any academic or research institution or Governmental Entity attributable to such participation.

3.9.10 To the Knowledge of the Company, neither the Company nor any Company Person has misappropriated or derived any patent, invention, process, method, compound, design, formula or other proprietary or intellectual property rights of any third Person. To the Knowledge of the Company, the practice of the Intellectual Property Rights, as practiced by the Company prior to the Closing, does not infringe or otherwise violate any proprietary rights of any third Person. To the Knowledge of the Company, the consummation of the transactions contemplated by this Agreement and the use by the Surviving Corporation or any Affiliate of the

Surviving Corporation of the Intellectual Property Rights will not infringe or otherwise violate any proprietary rights of any third Person except as set forth on Schedule 3.9. To the Knowledge of the Company, there are no rights owned by any third Person which would prevent the development, except as set forth on Schedule 3.9, manufacture, operation, sale or use by the Company or the Surviving Corporation, or any Affiliate of the Surviving Corporation, of any of the Company’s products or conduct of the Company’s business, as conduced prior to the Effective Time.

3.10 Compliance with Laws. The Company is in compliance with all statutes, laws, ordinances, rules, regulations, judgments, orders and decrees of any Governmental Entity (collectively, “Legal Provisions”) applicable to it, its properties or other assets or its business or operations, except for instances of noncompliance that individually or in the aggregate have not had and are not reasonably expected to have a Company Material Adverse Effect. The Company has in effect all material approvals, authorizations, certificates, filings, franchises, licenses, notices, permits and rights of or with all Governmental Entities (collectively, “Company Permits”), necessary for it to own, lease or operate its properties and assets and to carry on its business and operations as presently conducted. There has occurred no default under, or violation of, any such Company Permit, except individually or in the aggregate as has not had and are not reasonably expected to have a Company Material Adverse Effect. Except as set forth on Schedule 3.4, the Merger and the transactions contemplated by this Agreement will not cause the revocation or cancellation of any Company Permit. Except for the inspection recently conducted by the FDA (as defined in Section 3.11.1), no action, proceeding or investigation by any Governmental Entity with respect to the Company or any of its properties or other assets is pending or, to the Knowledge of the Company, threatened, nor is there, to the Knowledge of the Company, any reasonable basis therefor.

3.11 Regulatory Matters.

3.11.1 The Company is in compliance in all material respects with all applicable statutes, rules and regulations of the U.S. Food and Drug Administration or similar federal, state or local governmental authority (the “FDA”) or similar foreign governmental authority (“Foreign Authorities”), the Centers for Disease Control and Prevention, the Department of Agriculture and the Department of Commerce with respect to the collection, sale, labeling, storing, testing, distribution, or marketing of the products being distributed or developed by or on behalf of the Company. The Company has previously delivered or made available to Parent an index of all applications, approvals, registrations or licenses obtained by the Company from the FDA, Foreign Authorities, the Centers for Disease Control and Prevention, the Department of Agriculture or the Department of Commerce or required in connection with the conduct of the business of the Company as it is currently conducted and has made all such information available to Parent.

3.11.2 All test methods being developed or distributed by the Company that are subject to the jurisdiction of the FDA, the Centers for Disease Control and Prevention, or similar federal, state or local government authorities have been and are being developed, tested, labeled, distributed and marketed in compliance in all material respects with all applicable statutory or regulatory requirements under the Clinical Laboratory Improvement Act of 1988 and its implementing regulations.

3.11.3 The Company has made available to Parent all written communications and oral communications to the extent reduced to written form between the Company, on the one hand, and the FDA or Foreign Authorities on the other hand, with respect to the Company’s products. The Company shall promptly deliver or make available to Parent copies of all written communications and information and records regarding all oral communications reduced to written form, between the Company, on the one hand, and the FDA or Foreign Authorities on the other hand, with respect to the Company or any of its products from the date hereof through the Closing. Except as set forth on Schedule 3.11, the Company is not in receipt of notice of, and, to the Knowledge of the Company, subject to, any adverse inspection, finding of deficiency, finding of non-compliance, compelled or voluntary recall, investigation, penalty for corrective or remedial action or other compliance or enforcement action, in each case relating to any of its products or to the facilities in which its products are manufactured, collected or handled, by the FDA or Foreign Authorities.

3.11.4 There are no pending or, to the Knowledge of the Company, threatened actions, proceedings or complaints by the FDA or Foreign Authorities which would prohibit or impede the conduct of the business of the Company as it is currently conducted.

3.11.5 The Company has not made any material false statements on, or omissions from, the applications, approvals, reports and other submissions to the FDA or Foreign Authorities prepared or maintained to comply with the requirements of the FDA or Foreign Authorities relating to the Company or its products.

3.11.6 The Company has not received any notification, written or oral, that remains unresolved, from Foreign Authorities, the FDA or other authorities indicating that any of the Company’s products is misbranded or adulterated as defined in the U.S. Food, Drug & Cosmetic Act, 21 U.S.C. 321, et seq., as amended, and the rules and regulations promulgated thereunder.

3.11.7 No product of the Company has been recalled, suspended or discontinued as a result of any action by the FDA or any Foreign Authority against the Company or, to the Knowledge of the Company, any licensee, distributor or marketer of any product of the Company in the United States or outside of the United States.

3.11.8 The Company has not committed any act, made any statement or failed to make any statement that would reasonably be expected to provide a basis for the FDA to invoke its policy with respect to “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” set forth in 56 Fed. Reg. 46191 (September 10, 1991) and any amendments thereto. Neither the Company, nor to the Knowledge of the Company, any officer, key employee or agent of the Company has been convicted of any crime or engaged in any conduct that would reasonably be expected to result in (i) debarment under 21 U.S.C. Section 335a or any similar state law or regulation or (ii) exclusion under 42 U.S.C. Section 1320a-7 or any similar state law or regulation.

3.11.9 The Company’s FDA complaint handling system has been made available for review by Parent and contains complete and correct information about all products returned to the Company because of warranty or other problems. The Company’s records relating to credits and allowances made with respect to any product have been made available for review by Parent and are true and correct in all material respects. Since January 1, 2002, the Company has made no modifications to any of its products because of warranty or other claims concerning defects in such product. The Company maintains no other records of warranty or other product defect claims other than its FDA complaint handling system.

3.12 Litigation. Schedule 3.12 sets forth all claims, suits, actions and proceedings pending before any Governmental Entity or arbitrator to which the Company is a party. Except as set forth in Schedule 3.12, to the Knowledge of the Company, there are no claims, suits, actions or proceedings threatened against, relating to or affecting the Company or its business, before any Governmental Entity or any arbitrator nor, to the Knowledge of the Company, is there any reasonable basis therefor.

3.13 Employee Benefit Plans.

3.13.1 Schedule 3.13 contains a correct and complete list of all existing pension, profit sharing, retirement, deferred compensation, welfare, legal services, medical, dental or other employee benefit or health insurance plans, life insurance or other death benefit plans, disability, stock option, stock purchase, restricted stock, stock compensation, bonus, vacation pay, severance pay and other similar plans, programs or agreements, relating to any persons employed by the Company or in which any person employed by the Company is eligible to participate and which are currently maintained by the Company (collectively, the “Existing Plans,” and collectively with all such plans, programs or agreements that were maintained by the Company at any time since inception, the “Company Plans”). The Company has provided or made available to Parent complete copies, as of the date hereof, of all of the Existing Plans that have been reduced to writing, together with all documents establishing or constituting any related trust, annuity contract, insurance contract or other funding instrument, and summaries of those that have not been reduced to writing. The Company has provided or made available to

Parent complete copies of current plan summaries, employee booklets, personnel manuals and other material documents or written materials concerning the Company Plans that are in the possession of the Company as of the date hereof. The Company does not have any “defined benefit plans” as defined in Section 3(35) of ERISA.

3.13.2 Neither the Company nor any ERISA Affiliate of the Company has incurred any “withdrawal liability” calculated under Section 4211 of ERISA and there has been no event or circumstance which would cause them to incur any such liability. Neither the Company nor any ERISA Affiliate of the Company has ever maintained a Company Plan providing health or life insurance benefits to former employees, other than as required pursuant to Section 4980B of the Code or to any state law conversion rights. No pension plan (as defined by ERISA) previously maintained by the Company or its ERISA Affiliates which was subject to ERISA has been terminated; no proceedings to terminate any such plan have been instituted within the meaning of Subtitle C of Title IV of ERISA; and no reportable event within the meaning of Section 4043 of said Subtitle C of Title IV of ERISA with respect to which the requirement to file a notice with the Pension Benefit Guaranty Corporation has not been waived has occurred with respect to any such Company Plan, and no liability to the Pension Benefit Guaranty Corporation has been incurred by the Company or its ERISA Affiliates. With respect to all the Company Plans, the Company and every ERISA Affiliate of the Company are in material compliance with all requirements prescribed by all statutes, regulations, orders or rules currently in effect, and have in all material respects performed all obligations required to be performed by them. Neither the Company nor any ERISA Affiliate of the Company, nor any of their directors, officers, employees or agents, nor any trustee or administrator of any trust created under the Company Plans, has engaged in or been a party to any “prohibited transaction” as defined in Section 4975 of the Code and Section 406 of ERISA which could subject the Company or its Affiliates, directors or employees or the Company Plans or the trusts relating thereto or any party dealing with any of the Company Plans or trusts to any tax or penalty on “prohibited transactions” imposed by Section 4975 of the Code. Neither the Company Plans nor the trusts created thereunder have incurred any “accumulated funding deficiency,” as such term is defined in Section 412 of the Code and regulations issued thereunder, whether or not waived.

3.13.3 Each Company Plan intended to qualify under Section 401(a) of the Code has been determined by the Internal Revenue Service to so qualify, and the trusts created thereunder have been determined to be exempt from tax under Section 501(a) of the Code; copies of all determination letters have been delivered to the Company; and nothing has occurred since the date of such determination letters which is likely to cause the loss of such qualification or exemption. With respect to each Company Plan which is a qualified profit sharing plan, all employer contributions accrued for plan years ending prior to the date hereof under the Company Plan terms and applicable law have been made.

3.13.4 Except as set forth on Schedule 3.13:

(a) all contributions, premiums or other payments due or required to be made to the Company Plans prior to the date hereof have been made as of the date hereof or are properly reflected on the Company Balance Sheet;

(b) there are no actions, liens, suits or claims pending or, to the Knowledge of the Company, threatened (other than routine claims for benefits) with respect to any Company Plan;

(c) each Company Plan that is a “group health plan” (as defined in Section 607(1) of ERISA) has been operated at all times in material compliance with the provisions of COBRA and any applicable, similar state law; and

(d) with respect to any Company Plan that is qualified under Section 401(k) of the Code, individually and in the aggregate, no event has occurred, and there exists no condition or set of circumstances in connection with which the Company could be subject to any liability (except liability for benefits claims and funding obligations payable in the ordinary course) under ERISA, the Code or any other applicable law.

3.14 Other Employment Matters

3.14.1 Schedule 3.14 contains the name of each employee of the Company, and each such employee’s position, status and starting employment date. No third party has asserted any claim, or, to the Knowledge of the Company, has any reasonable basis to assert any valid claim, against the Company that either the continued employment by, or association with, the Company of any of the present officers or employees of, or consultants to, the Company contravenes any agreements or laws applicable to unfair competition, trade secrets or proprietary information. Except as set forth on Schedule 3.14, no current employee of the Company has announced an intention to discontinue employment with the Company after the Closing.

3.14.2 Except as set forth on Schedule 3.14, the Company: (i) is in compliance in all material respects with all applicable foreign, federal, state and local laws, rules and regulations respecting employment, employment practices, immigration, terms and conditions of employment and wages and hours, in each case, with respect to its employees; (ii) has withheld all amounts required by law or by agreement to be withheld from the wages, salaries and other payments to its employees; (iii) has properly classified independent contractors for purposes of federal and applicable state tax laws, laws applicable to employee benefits and other applicable laws; (iv) is not liable for any arrears of wages or any Taxes or any penalty for failure to comply with any of the foregoing; and (v) is not liable for any payment to any trust or other fund or to any governmental or administrative authority, with respect to unemployment compensation benefits, social security or other benefits or obligations for its employees (other than routine payments to be made in the normal course of business and consistent with past practice). Except as set forth on Schedule 3.14, there are no pending, or, to the Knowledge of the Company, threatened or reasonably anticipated claims or actions against the Company under any workers compensation policy or long-term disability policy. To the Knowledge of the Company, no employee of the Company has violated any employment contract, nondisclosure agreement or noncompetition agreement by which such employee is bound due to such employee being employed by the Company and disclosing to the Company or using trade secrets or proprietary information of any other person or entity. All United States-based employees of the Company are legally permitted to be employed by the Company in the United States of America in their current jobs. Except as set forth in Schedule 3.14, the Company does not have any employment contracts, employee agreements, or consulting agreements currently in effect that are not terminable at will (other than agreements for the sole purpose of providing for the confidentiality of proprietary information or assignment of invention and other than consulting agreements which are not material in substance or amount).

3.15 Environmental Matters

3.15.1 Except as set forth on Schedule 3.15, no underground storage tanks and no legally impermissible amount of any substance that has been designated by any Governmental Entity or by applicable federal, state or local law to be radioactive, toxic, hazardous or otherwise a danger to health or the environment, including, without limitation, PCBs, asbestos, petroleum, urea-formaldehyde and all substances listed as hazardous substances pursuant to the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, or defined as a hazardous waste pursuant to the United States Resource Conservation and Recovery Act of 1976, as amended, and the regulations promulgated pursuant to said laws, but excluding office and janitorial supplies (a “Hazardous Material”) are present, as a result of the actions of the Company or, to the Knowledge of the Company, as a result of any actions of any third party or otherwise, in, on or under any property, including the land and the improvements, ground water and surface water thereof that the Company has at any time owned, operated, occupied or leased, except for Hazardous Materials necessary or appropriate for use in connection with the development, design or manufacture of the products of the Company, all of which Hazardous Materials are properly stored and maintained in such volumes as are necessary and permitted for such use. The Phase I environmental study ordered by Parent with respect to the Company’s facilities on Read Street in Portland, Maine, which is expected to be completed prior to the Closing Date, will be made available to the Company promptly after its receipt by Parent, and shall be added to the Schedule 3.15 as a permitted supplemental disclosure, and the provisions of Section 5.16.1 shall apply to such supplemental disclosure.

3.15.2 The Company has not transported, sold, stored, used, manufactured or disposed of Hazardous Materials (collectively “Hazardous Materials Activities”) in any manner that released or exposed its employees or others to Hazardous Materials in violation of any rule, regulation, treaty or statute promulgated by any Governmental Entity in effect prior to or as of the date hereof to prohibit, regulate or control Hazardous Materials or any Hazardous Materials Activity. Except as set forth on Schedule 3.15, to the Knowledge of the Company, there is no fact or circumstance which could involve the Company in any environmental litigation or impose upon the Company any material environmental liability.

3.16 Certain Agreements. Except as otherwise set forth in the applicable numbered subsection of Schedule 3.16, the Company is not a party to or is bound by:

3.16.1 any employment or consulting agreement or commitment with any employee or member its Board of Directors, providing any term of employment or compensation guarantee or any consulting agreement or any employment agreement that provides severance benefits or other benefits after the termination of employment of such employee regardless of the reason for such termination of employment, except as required by applicable law;

3.16.2 any agreement or plan, excluding any stock option plan, but including any stock appreciation right plan or stock purchase plan, any of the benefits of which will be increased, or the vesting of benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement;

3.16.3 any agreement of indemnification, any guaranty or any instrument evidencing indebtedness for borrowed money by way of direct loan, sale of debt securities, purchase money obligation, conditional sale, or otherwise;

3.16.4 any agreement, obligation or commitment containing covenants purporting to limit or which effectively limit the Company’s freedom to compete in any line of business or in any geographic area or which would so limit Parent or the Company after the Closing or granting any exclusive distribution or other exclusive rights;

3.16.5 any agreement, obligation or commitment currently in force relating to the disposition or acquisition by the Company after the date of this Agreement of a material amount of assets not in the ordinary course of business;

3.16.6 any agreement, obligation or commitment providing for annual payments by the Company of $50,000 or more;

3.16.7 any agreement, obligation or commitment providing for annual payments to the Company of $50,000 or more;

3.16.8 any agreement, obligation or commitment with any Affiliate of the Company;

3.16.9 any agreement, obligation or commitment currently in force providing for capital expenditures by the Company in excess of $50,000; or

3.16.10 any agreement, obligation or commitment not described above that was not made in the ordinary course of business and that is material to the financial condition, business, operations, assets, results of operations or prospects of the Company.

Each agreement that is required to be disclosed on Schedule 3.9 or Schedule 3.16 shall be referred to herein as a “Company Contract”. To the Knowledge of the Company, each Company Contract is valid and in full force and effect. Neither the Company nor to the Knowledge of the Company, any other party thereto, is in material breach, violation or default under, and the Company has not received written notice alleging that it has materially breached, violated or defaulted under, any of the terms or conditions of any Company Contract in such a manner as would permit any other party thereto to cancel or terminate any such Company Contract, or would permit any other party to seek material damages or other remedies for any or all such alleged breaches, violations, or defaults.

3.17 Brokers’ and Finders’ Fees. Except as set forth on Schedule 3.17, the Company has not incurred, nor will it incur, directly or indirectly, any liability for brokerage or finders’ fees or agents’ commissions or any similar charges in connection with this Agreement or any transaction contemplated hereby.

3.18 Insurance. Schedule 3.18 sets forth a description, including the annual premium, of each such policy or bond which provides coverage for the Company. There is no material claim pending under any of such policies or bonds as to which coverage has been denied or disputed by the underwriters of such policies or bonds. All premiums due and payable under all such policies have been paid, the Company has no reason to believe that it will be liable for retroactive premiums or similar payments, and the Company is otherwise in compliance in all material respects with the terms of such policies and bonds. To the Knowledge of the Company, there has been no threatened termination of, or material premium increase with respect to, any of such policies.

3.19 Customers, Suppliers, Etc. The Company has provided Parent with information concerning (i) the largest customers of the Company (in terms of aggregate revenues to the Company during the year ended December 31, 2004) representing in the aggregate 80% of the revenues received by the Company in respect of the twelve months period then ended (such customers being referred to herein as the “Major Customers”) and (ii) the largest suppliers of the Company (in terms of aggregate charges to the Company during the twelve months ended December 31, 2004) representing in the aggregate 80% of the charges to the Company in respect of the twelve months then ended (such suppliers being referred to herein as the “Major Suppliers”). Except as set forth on Schedule 3.19, since January 1, 2004, (x) there has not been any change in the business relationship with any Major Customer or Major Supplier that would result in a Company Material Adverse Effect, and (y) there has been no material dispute between the Company and any Major Customer or Major Supplier, and the Company has received no notice that any Major Customer intends to reduce its purchases from the Company in any material respect or that any Major Supplier intends to reduce its sale of goods or services to the Company in any material respect.

3.20 Banking Relationships. Schedule 3.20 shows the names and locations of all banks and trust companies in which the Company has accounts, lines of credit or safety deposit boxes and, with respect to each account, line of credit or safety deposit box, the names of all persons authorized to draw thereon or to have access thereto.

3.21 Inventory. Schedule 3.21 provides an accurate and complete breakdown of all inventory (including raw materials, work in process and finished goods) of the Company as of December 31, 2004. All of the Company’s existing inventory (as reflected on the Company Balance Sheet, net of any reserve, and that has not been disposed of by the Company since the date of the Company Balance Sheet) is, in all material respects, merchantable, usable and saleable in the ordinary course of business and consistent with the past practices of the Company. The inventory levels, net of reserves as reflected on the Company Balance Sheet, maintained by the Company are adequate for the conduct of the Company’s operations in the ordinary course of business and consistent with past practices.

3.22 Warranty Matters; Product Liability. To the Knowledge of the Company, each product sold, leased, licensed or delivered by the Company has been in material conformity with all applicable product specifications and contractual commitments and all express warranties, and to the Knowledge of the Company, the Company has no Liability, individually or in the aggregate (and to the Knowledge of the Company, there is no basis for any present or future action, suit, proceeding, hearing, investigation, charge, complaint, claim, or demand giving rise to any Liability) for replacement or repair thereof or other damages in connection therewith. Schedule 3.22 includes copies of the standard terms and conditions of sale for the Company (containing applicable warranty and indemnity provisions). No product sold, leased, licensed or delivered by the Company is subject to any guaranty, warranty, or other indemnity beyond the applicable standard terms and conditions of sale and such other indemnities and warranties disclosed on Schedule 3.22 or in any Company Contract. There are no existing or, to the Knowledge of the Company, threatened product liability, warranty, failure to adequately warn or other similar claims against the Company relating to or involving the products of the Company except as disclosed on Schedule 3.22. There are no statements, citations, correspondence or decisions by any Governmental Entity stating that any such product is defective or unsafe or fails to meet any product warranty or any standards promulgated by any such Governmental Entity. There have been no notices of recall served on the Company by any such Governmental Entity with respect to any such product. Except as set forth on Schedule 3.22, to the Knowledge of the Company, there is no (i) fact relating to any product of the Company that would impose upon the Company a duty to recall any such product or a duty to warn customers of a defect in any such product or (ii) latent or overt design, manufacturing or other defect in any such product. No notice of claim has been served against the Company for material renegotiation or price redetermination of any business transaction relating to the business of the Company, and, to the Knowledge of the Company, there are no facts upon which any such claim could reasonably be based.

3.23 Powers-of-Attorney. There are no outstanding powers-of-attorney executed on behalf of the Company.

3.24 Registration Statement. The information supplied by the Company for inclusion in the Form S-4 (or any similar successor form thereto) Registration Statement to be filed by Parent with the Securities and Exchange Commission (the “SEC”) in connection with the issuance of Parent Common Stock in the Merger (the “Registration Statement”) shall not at the time the Registration Statement is filed with the SEC and at the time it becomes effective under the Securities Act of 1933 (the “Securities Act”) contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The information supplied by the Company for inclusion in the information statement/prospectus to be filed with the SEC as part of the Registration Statement (the “Prospectus”) shall not, on the date the Prospectus is mailed to the Company’s stockholders or at any time prior to the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not false or misleading; or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the Merger which has become false or misleading. Notwithstanding the foregoing, the Company makes no representation or warranty with respect to any information supplied by Parent or Merger Sub which is contained in any of the foregoing documents.

3.25 Disclosure. To the Knowledge of the Company, none of the information furnished by the Company to Parent in this Agreement, the Schedules hereto, or in any certificate to be executed or delivered pursuant hereto by the Company at or prior to the Closing, is, in any material respect, false or misleading or contains any misstatement of a material fact, or omits to state any material fact required to be stated in order to make the statements herein or therein not misleading in light of the circumstances under which they were made.

3.26 Principal Stockholders. Each Principal Stockholder, severally and not jointly, represents and warrants to the Company as follows: (a) such Principal Stockholder has the power and authority to enter into this Agreement and to perform his or her obligations hereunder; (b) this Agreement has been, and the other agreements contemplated hereby to be signed by such Principal Stockholder at or before the Closing will have been, duly executed and delivered by such Principal Stockholder and constitute, or will at the time of their signing constitute, valid and binding obligations of such Principal Stockholder, enforceable against him her in accordance with their respective terms, subject to the qualifications that enforcement of the rights and remedies created hereby and thereby are subject to (i) bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium and other laws of general application affecting the rights and remedies of creditors and (ii) general principles of equity (regardless of whether enforcement is considered in a proceeding in equity or at law);

(c) except for the filing of the Certificate of Merger with the Secretary of State of Delaware, no authorization, consent or approval of, or filing with or notice to, any Governmental Entity is necessary for the execution and delivery of this Agreement by such Principal Stockholder or the performance by such Principal Stockholder of his or her obligations hereunder; and (d) such Principal Stockholder is an “accredited investor” within the meaning of Rule 501 of the Securities Act of 1933, as amended.

ARTICLE 4.

REPRESENTATIONS AND WARRANTIES OF PARENT

Parent and Merger Sub jointly and severally represent and warrant to the Company and the stockholders of the Company that, unless otherwise specifically indicated herein, as of the date hereof (it being understood and agreed, however, that the representations and warranties by or with respect to Merger Sub contained in this Article 4 shall be deemed to have been included in this Article 4 immediately upon the formation of Merger Sub and its becoming a party to this Agreement as contemplated hereby):

4.1 Corporate Status of Parent and Merger Sub

4.1.1 Each of Parent and Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, with the requisite corporate power to own, operate and lease its properties and to carry on its business as now being conducted.

4.1.2 Parent has delivered or made available to the Company true and correct copies of the certificate of incorporation and bylaws of Parent and Merger Sub, each as amended to date (together, the “Parent Charter Documents”), and each such instrument is in full force and effect. Parent and Merger Sub are not in violation of any of the provisions of the applicable Parent Charter Documents.

4.2 Authority for Agreement. Each of Parent and Merger Sub has the corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by the boards of directors of Parent and Merger Sub and no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, except for the approval of this Agreement by the holder of all of the issued and outstanding shares of Merger Sub Stock, which Parent represents and warrants will be granted immediately after the execution and delivery of this Agreement. This Agreement has been, and the other agreements, documents and instruments contemplated hereby to be signed by Parent and Merger Sub at or before the Closing will have been, duly executed and delivered by Parent and Merger Sub, as the case may be, and constitute, or will at the time of their signing constitute, valid and binding obligations of Parent and Merger Sub, as applicable, enforceable against each of them in accordance with their respective terms, subject to the qualifications that enforcement of the rights and remedies created hereby and thereby are subject to (a) bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium and other laws of general application affecting the rights and remedies of creditors and (b) general principles of equity (regardless of whether enforcement is considered in a proceeding in equity or at law).

4.3 Noncontravention. Except as set forth in Schedule 4.3, neither the execution and delivery of this Agreement by Parent and Merger Sub, nor the performance by Parent and Merger Sub of their obligations hereunder, nor the consummation by Parent and Merger Sub of the transactions contemplated hereby will (a) conflict with or result in a violation of any provision of the Parent Charter Documents, or (b) with or without the giving of notice or the lapse of time, or both, conflict with, or result in any violation or breach of, or constitute a default under, or result in any right to accelerate or result in the creation of any Encumbrance pursuant to, or right of termination under, any provision of any note, mortgage, indenture, lease, instrument or other agreement, permit, concession, grant, franchise, license, judgment, order, decree, statute, ordinance, rule or regulation (including the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended) to which Parent or Merger

Sub is a party or by which Parent or Merger Sub or any of their assets or properties is bound or which is applicable to Parent, Merger Sub or any of their assets or properties. Except for (a) the filing of the Certificate of Merger with the Secretary of State of Delaware, and (b) the filing of the Registration Statement with the SEC and the effectiveness of such Registration Statement, no authorization, consent or approval of, or filing with or notice to, any Governmental Entity prior to the Closing is necessary for the execution and delivery of this Agreement by Parent and Merger Sub or the consummation by Parent and Merger Sub of the transactions contemplated hereby.

4.4 Capitalization. The authorized capital stock of Parent consists of 50,000,000 shares of Parent Common Stock, 2,666,667 shares of Series A Convertible Preferred Stock, par value $0.001 per share (“Parent Series A Preferred Stock”), and 2,333,333 shares of undesignated Preferred Stock, par value $0.001 per share (“Parent Undesignated Preferred Stock” and together with the Parent Series A Preferred Stock, the “Parent Preferred Stock”). As of December 31, 2004, (a) 20,710,759 shares of Parent Common Stock were issued and outstanding, and (b) 29,289,241 shares of Parent Common Stock have been authorized and remain reserved for issuance, of which (i) 3,392,110 shares remain reserved for issuance pursuant to Parent’s 2001 Stock Option and Incentive Plan (the “Parent Stock Option Plan”) subject to adjustment on the terms set forth in the Parent Stock Option Plan, (ii) 484,887 shares remain reserved for issuance upon the exercise of outstanding stock options to purchase Parent Common Stock that were not granted under the Parent Stock Option Plan, (iii) 347,452 shares remain reserved for issuance pursuant to the Parent’s 2001 Employee Stock Purchase Plan, as amended, and (iv) 698,993 shares were authorized and remain reserved for issuance upon the exercise of outstanding warrants to purchase shares of Parent Common Stock. No shares of Parent Preferred Stock are issued and outstanding as of the date of this Agreement. There are outstanding options to purchase 3,134,111 shares of Parent Common Stock under the Parent Stock Option Plan, and options to purchase 257,999 shares of Parent Common Stock remain available for grant thereunder. Any shares of Parent Common Stock issued as part of the Merger Consideration will be, when issued, duly authorized, validly issued, fully paid and nonassessable. Parent is the record and beneficial owner of all of the issued and outstanding capital stock of Merger Sub.

4.5 Parent SEC Filings and Financial Statements

4.5.1 Parent has filed all required forms, reports and documents with the SEC (the “Parent SEC Filings”), each of which has complied in all material respects with all applicable requirements of the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, each as in effect on the dates such forms, reports and documents were filed. None of such Parent SEC Filings, including any financial statements or schedules included or incorporated by reference therein, contained, when filed, any untrue statement of a material fact or omitted to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, provided that the foregoing representation does not apply to any misstatement or omission in any Parent SEC Filing filed prior to the date of this Agreement that was superseded by and corrected in a subsequent Parent SEC Filing filed prior to the date of this Agreement. Except as relating to the subject matter disclosed in the Current Report on Form 8-K filed by Parent with the SEC on December 2, 2004, the consolidated financial statements of Parent included in the Parent SEC Filings, as superseded by or corrected in a subsequent Parent SEC Filing filed prior to the date of this Agreement, complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC in respect thereof and fairly present, in accordance with GAAP applied on a consistent basis (except as may be indicated in the notes thereto), the consolidated financial position of Parent and its consolidated subsidiaries as of the dates thereof and their consolidated results of operations and changes in financial position for the periods then ended (subject, in the case of any unaudited interim financial statements, to normal year-end adjustments). Except as and to the extent disclosed in the Parent SEC filings, since September 30, 2004, there has not been any event, occurrence or development which has had, individually, or in the aggregate, a Parent Material Adverse Effect.

4.5.2 Except as and to the extent set forth on the balance sheet of Parent as of September 30, 2004 included in Parent’s Form 10-Q for the quarter then ended or otherwise disclosed in the notes thereto, such Form 10-Q or any Form 8-K filed by Parent since September 30, 2004 to the date of this Agreement, Parent, as of the date of this Agreement, does not have any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) except for (a) liabilities or obligations incurred in the ordinary course of business consistent with past practice since September 30, 2004; (b) liabilities and obligations incurred in connection with this Agreement and the transactions contemplated hereby; and (c) liabilities and obligations that individually or in the aggregate have not had or would not reasonably be expected to have a Parent Material Adverse Effect.

4.5.3 Notwithstanding the foregoing, the representations and warranties set forth in this Section 4.5 are qualified in all respects by (a) the disclosures set forth in Schedule 4.5, and (b) those disclosures set forth in the Current Report on Form 8-K filed by Parent with the SEC on December 2, 2004, provided that such qualification shall not extend to any subject matter that is not specifically disclosed in such 8-K.

4.6 Absence of Certain Changes. Except as disclosed in the Parent SEC Filings filed and publicly available prior to the date of this Agreement, there has not been, since September 30, 2004: (a) any declaration, setting aside or payment of any dividend or other distribution with respect to the Parent’s capital stock or securities; (b) any material change in the Parent’s accounting principles, practices or methods, except as required by GAAP; (c) to the Knowledge of Parent, any event or development that individually or together with any one or more other events or developments has had or would reasonably be expected to have a Parent Material Adverse Effect; or (d) to the Knowledge of Parent any event or development that would individually or together with any one or more other events or developments reasonably be expected to prevent or materially delay the Closing or the performance of this Agreement by the Parent.

4.7 Registration Statement. The information supplied by Parent for inclusion in the Registration Statement shall not at the time the Registration Statement is filed with the SEC and at the time it becomes effective under the Securities Act contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The information supplied by Parent for inclusion in the Prospectus shall not, on the date the Prospectus is mailed to the Company’s stockholders or at any time prior to the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not false or misleading; or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the Merger which has become false or misleading. The Registration Statement and the Prospectus will comply in all material respects with the provisions of the Securities Act and the rules and regulations thereunder. Notwithstanding the foregoing, Parent makes no representation or warranty with respect to any information supplied by the Company or the Company’s stockholders which is contained in any of the foregoing documents.

4.8 Litigation. Except as set forth on Schedule 4.8 or as disclosed in the Parent SEC Filings, there are no claims, suits, actions or proceedings pending before any Governmental Entity or arbitrator to which the Parent or any Affiliate of Parent is a party that, if determined adversely to Parent, are likely to cause a Parent Material Adverse Effect. Except as set forth on Schedule 4.8 or as disclosed in the Parent SEC Filings, to the Knowledge of Parent, there are no claims, suits, actions or proceedings threatened against, relating to or affecting Parent or any Affiliate of Parent or its or their business, before any Governmental Entity or any arbitrator nor, to the Knowledge of the Parent, is there any reasonable basis therefor, except for such claims, suits, actions and proceedings that are not likely to cause a Parent Material Adverse Effect.

4.9 Brokers’ and Finders’ Fees. Except for any fees due Covington Associates LLC, Parent has not incurred, nor will it incur, directly or indirectly, any liability for brokerage or finders’ fees or agents’ commissions or any similar charges in connection with this Agreement or any transaction contemplated hereby.

4.10 Disclosure. To the Knowledge of Parent, none of the information furnished by Parent or Merger Sub to the Company in this Agreement or in any certificate to be executed or delivered pursuant hereto by Parent or Merger Sub at or prior to the Closing, is, in any material respect, false or misleading or contains any misstatement of a material fact, or omits to state any material fact required to be stated in order to make the statements herein or therein not misleading in light of the circumstances under which they were made.

ARTICLE 5.

ADDITIONAL AGREEMENTS

5.1 Conduct of Business by the Company

5.1.1 During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Effective Time, the Company shall, except to the extent that Parent shall otherwise consent in advance in writing (which consent shall not be unreasonably withheld, delayed or conditioned), carry on its business in the usual, regular and ordinary course, in substantially the same manner as heretofore conducted and in compliance in all material respects with all applicable laws and regulations, pay its debts and Taxes when due subject to good faith disputes over such debts or Taxes, pay or perform other material obligations when due, and use its commercially reasonable efforts consistent with past practices and policies to (i) preserve intact its present business organization, (ii) keep in force its insurance policies, (iii) keep available the services of its present officers and employees and (iv) preserve its relationships with customers, suppliers, distributors, and others with which it has business dealings. In addition, the Company will promptly notify Parent of any Company Material Adverse Effect.

5.1.2 In addition, except as permitted by the terms of this Agreement, without the prior written consent of Parent (which consent will not be unreasonably withheld, delayed or conditioned), during the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Effective Time, the Company shall not do any of the following:

(a) Grant any severance or termination pay to any officer or employee in excess of two weeks pay except pursuant to written agreements in effect, or policies existing, on the date hereof and as previously disclosed in writing to Parent, or adopt any new severance plan;

(b) Transfer or license to any person or entity or otherwise extend, amend or modify in any material respect any rights to the Company Proprietary Rights, other than non-exclusive licenses in the ordinary course of business and consistent with past practices;

(c) Declare, set aside or pay any dividends on or make any other distributions (whether in cash, stock, equity securities or property) in respect of any capital stock, split, combine or reclassify any capital stock, or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any capital stock;

(d) Except as set forth on Schedule 5.1, issue, deliver, sell, authorize, pledge or otherwise encumber any shares of capital stock or any securities convertible into shares of capital stock, or subscriptions, rights, warrants or options to acquire any shares of capital stock or any securities convertible into shares of capital stock, or enter into other agreements or commitments of any character obligating it to issue any such shares or convertible securities, apart from the issuance of shares of Company Stock upon exercise of Company Options;

(e) Acquire or agree to acquire by merging or consolidating with, or by purchasing any equity interest in or a portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof; or otherwise acquire or agree to acquire any assets which are material, individually or in the aggregate, to the business of the Company apart from the equipment listed on Schedule 3.6;

(f) Enter into any material strategic relationship or alliance in which the Company agrees to share profits, pay royalties, or grant exclusive rights of any nature to any material assets of the Company to any third party;

(g) Sell, lease, license, encumber or otherwise dispose of any properties or assets which are material, individually or in the aggregate, to the business of Company, other than sales of products in the ordinary course of business consistent with past practices;

(h) Except in accordance with the provisions of Section 5.2, incur any indebtedness for borrowed money or guarantee any such indebtedness of another person;

(i) Adopt or amend any employee benefit plan or employee stock purchase or employee stock option plan, or enter into any employment contract or collective bargaining agreement (other than offer letters and letter agreements entered into in the ordinary course of business consistent with past practice with employees who are terminable “at will”), pay any special bonus or special remuneration to any director or employee, or increase the salaries or wage rates or fringe benefits (including rights to severance or indemnification) of its directors, officers, employees or consultants, apart from the employee bonuses listed on Schedule 3.5;

(j) Modify, amend or terminate any Company Contract or other material contract or agreement to which the Company is a party or enter into any contract or agreement which provides for the Company to incur or pay any amounts in excess of $50,000 over the life of such contract or agreement, except as set forth on Schedule 5.1;

(k) Engage in any action with the intent to directly or indirectly adversely impact any of the transactions contemplated by this Agreement (but without waiving any of its rights hereunder); or

(l) Agree in writing or otherwise to take any of the actions described in this Section 5.1.

5.2 Revolving Line of Credit. The Company agrees that it shall not draw any funds on its revolving line of credit with KeyBank except in the ordinary course of business for working capital or to purchase the equipment listed on Schedule 3.6, and in any event only after it provides Parent with written notice at least three days prior to such draw. Without limiting the foregoing, in no event shall the Company have more than $1,400,000 outstanding under such line of credit at any given time. Parent agrees to pay the amount outstanding under such revolving line of credit on the Closing Date with no adjustment to the Merger Consideration.

5.3 Notice of Parent Material Adverse Effect. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Effective Time, Parent will promptly notify the Company of any Parent Material Adverse Effect.

5.4 Expenses. The Company shall be responsible for the Transaction Expenses, it being understood, however, that any Excess Amount, shall affect the calculation of the Cash Consideration as set forth in Section 2.3. Parent and Merger Sub shall be responsible for all costs and expenses (including fees and disbursements of consultants, investment bankers, and other financial advisors, brokers and finders, counsel and accountants) incurred by them in connection with the matters contemplated hereby.

5.5 Company Consent. Immediately after the execution of this Agreement, each of the Principal Stockholders shall execute a written consent substantially in the form of Exhibit E adopting this Agreement (the “Company Consent”), provided, however, that nothing in the Company Consent shall limit or qualify in any way a Principal Stockholder’s rights hereunder, including the right to terminate this Agreement, and cause the Company to terminate this Agreement in accordance with the terms hereof. The Company Consent shall expire and terminate upon termination of this Agreement or the consummation of the transactions contemplated hereby, as applicable. Each of the Principal Stockholders hereby covenants and agrees that such Principal Stockholder shall not revoke his consent to the Company Consent. Promptly after the adoption of the Company Consent, the Company shall give each stockholder of the Company the notice required by Section 228(e) of the DGCL with respect to the adoption of the Company Consent.

5.6 Further Assurances. The parties shall use all commercially reasonable efforts to obtain any consent, authorization, order or approval of, or any exemption by, any Governmental Entity, or other third party, required to be obtained or made by such party in connection with the taking of any action contemplated by this Agreement and to satisfy the conditions set forth herein to the other party’s performance hereof. Promptly after the incorporation in Delaware of Merger Sub, Parent, as the sole stockholder of Merger Sub, shall execute a written consent adopting this Agreement. At any time and from time to time after the Closing, the parties agree to cooperate with each other to execute and deliver such other documents, instruments or transfer or assignment, files, books and records, and to do all such further acts and things, as may be reasonably required to carry out the transactions contemplated hereby.

5.7 Confidentiality; Access to Information.

5.7.1 The parties acknowledge that the Company and Parent have previously executed a Mutual Confidential Disclosure Agreement dated as of October 19, 2004 (the “Confidentiality Agreement”), which Confidentiality Agreement will continue in full force and effect in accordance with its terms.

5.7.2 Each of Parent and the Company will afford the other party and its accountants, counsel and other representatives reasonable access to its properties, books, records and personnel during the period prior to the Closing to obtain such information concerning the business, including the status of product development efforts, properties, customers, suppliers, results of operations and personnel, as the other party may reasonably request. In addition, Parent and its agents shall have access from time to time to the real property owned or leased by the Company for the purpose of performing a Phase I environmental study, and the Company shall assist Parent and its agents in performing such study as Parent may reasonably request. Subject only to the provisions of Section 7.6.7, no information or Knowledge obtained by a party in any investigation pursuant to this Section 5.7.2 will affect or be deemed to modify any representation or warranty contained herein or the conditions to the obligations of the parties to consummate the Merger.

5.8 Exclusivity.

5.8.1 From and after the date of this Agreement until the Closing or termination of this Agreement pursuant to its terms, the Company and the Principal Stockholders will not, nor will they authorize or permit any of their respective officers, directors, affiliates or employees or any investment banker, attorney or other advisor or representative retained by any of them to, directly or indirectly, (i) solicit, initiate, encourage or induce the making, submission or announcement of any Acquisition Proposal, (ii) participate in any discussions or negotiations regarding, or furnish to any person any nonpublic information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal, (iii) engage in discussions with any person with respect to any Acquisition Proposal, except as to the existence of these provisions, (iv) approve, endorse or recommend any Acquisition Proposal or (v) enter into any letter of intent or similar document or any contract, agreement or commitment contemplating or otherwise relating to any Acquisition Proposal.

For purposes of this Agreement, “Acquisition Proposal” shall mean any offer or proposal (other than an offer or proposal by Parent) relating to, or involving: (A) any acquisition or purchase by any person or “group” (as defined under Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder) of more than a 15% beneficial ownership interest in the total outstanding voting securities of the Company apart from transfers upon the death of a stockholder to a member of his or her immediate family or to a trust for the benefit of his or her immediate family; (B) any merger, consolidation, business combination or similar transaction involving the Company; (C) any sale, lease, exchange, transfer, license (other than in the ordinary course of business), acquisition, or disposition of any material assets of the Company; or (D) any liquidation or dissolution of the Company.

5.8.2 In addition to the obligations of the Company set forth in Section 5.8.1, the Company as promptly as practicable shall advise Parent orally and in writing of an Acquisition Proposal or any request for nonpublic information or other inquiry which the Company reasonably believes could lead to an Acquisition Proposal, the material terms and conditions of such Acquisition Proposal, request or inquiry, and the identity of the person or group making any such Acquisition Proposal, request or inquiry.

5.9 Employment Agreement with Roger Piasio. At the Closing, Parent and Piasio shall enter into a five year Employment Agreement substantially in the form of Exhibit F.

5.10 Offer to Myron Hamer. At the Closing, the Surviving Corporation shall offer Hamer employment with the Surviving Corporation for a period of one year after the Closing Date on substantially the same terms under which he is employed by the Company on the date hereof.

5.11 Non-competition

5.11.1 Each of the Principal Stockholders hereby agrees that, in consideration of the Merger Consideration delivered to such Principal Stockholder pursuant to this Agreement, from and after the Closing Date until the fifth anniversary of the Closing Date (the “Restriction Period”), such Principal Stockholder shall not, without the prior written consent of Parent, directly or indirectly, run, own, manage, operate, control, be employed by, provide consulting services to, be an officer or director of, participate in, lend his name to, invest in, or otherwise be connected or affiliated in any manner with the management, ownership, operation or control of, any business, venture or activity that engages in selling, marketing, producing, manufacturing, packaging, distributing, designing or developing any product, product line, or service that in any way or manner competes with or is similar to any currently existing product, product line or service of the Company, or with any product, product line or service of the Surviving Corporation which may be in existence or in development at any time during the Restriction Period and of which such Principal Stockholder shall have Knowledge; provided, however, that no Principal Stockholder shall be considered to be in default of this Section 5.11.1 solely by virtue of holding for portfolio purposes as a passive investor not more than two percent (2%) of the issued and outstanding equity securities of a corporation, the equity securities of which are listed or quoted on a stock exchange or an over-the-counter market; and provided further, that the Principal Stockholder shall not be prohibited from continuing involvement with Parent or the Surviving Corporation.

5.11.2 Each Principal Stockholder hereby agrees that, in consideration of the Merger Consideration delivered to such Principal Stockholder pursuant to the provisions of this Agreement, during the Restriction Period, such Principal Stockholder shall not, without the prior written consent of Parent, directly or indirectly, (a) solicit, persuade, encourage, hire or take any other action which is intended to induce any other employee of the Surviving Corporation to terminate his/her employment with the Surviving Corporation in order to become employed by or otherwise perform services for any other Person, (b) interfere in any manner with the employment relationship between the Surviving Corporation and any employee of the Surviving Corporation, or (c) solicit, persuade, encourage or take any other action which is intended to induce (i) any manufacturer, supplier or other business partner of Parent or any of its Affiliates to adversely alter, to modify or to discontinue its relationship with Parent or any of its Affiliates or (ii) any Customer (as hereinafter defined) to discontinue, or not to commence, purchasing from Parent or any of its Affiliates. For purposes of this Agreement, “Customer” shall mean any Person (y) to whom or which Parent or any of its Affiliates, or any representative of Parent or any of its Affiliates, has sold or distributed its products or services within the three years period prior to the relevant date or (z) from whom or which Parent or any of its Affiliates has solicited sales or distribution of its products or services within the three years period prior to the relevant date. The provisions of this Section 5.11.2 shall in no way restrict either Principal Stockholder from (A) advertising for employees in a business with which he may be involved, or (B) from hiring any employee of Parent and its Affiliates that responds to such an advertisement, provided that the Principal Stockholder may not hire a person who responds to such advertisement if the person was employed by the Surviving Corporation during the time that the Principal Stockholder was employed by the Surviving Corporation.

5.11.3 If a neutral as part of ADR or a final judgment of a court of competent jurisdiction declares that any term or provision of this Section 5.11 is invalid or unenforceable, Parent and the Principal Stockholder agree that the neutral or court making the determination of invalidity or unenforceability shall have the power to reduce the scope, duration, or geographic area of the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified.

5.12 Public Announcements. Except as required by law or the rules and regulations of the American Stock Exchange or SEC, Parent and Merger Sub, on the one hand, and the Company on the other hand, will not make any public announcements or disclosures regarding this Agreement or the transactions contemplated hereby unless they have first obtained the consent of the other. In the event such a party believes that a disclosure is required by law or by rule or regulation as set out above, such party will first consult with the other party and obtain consent for a mutually worded disclosure, such consent not to be unreasonably withheld.

5.13 401(k) Plan. Prior to the Effective Time, the Company shall terminate its 401(k) plan effective as of the Effective Time. Parent hereby agrees that it will use its commercially reasonable efforts to cause its 401(k) plan to accept rollovers or direct rollovers of “eligible rollover distributions” within the meaning of Section 402(c) of the Code made with respect to the Company’s employees pursuant to the Company’s 401(k) plan by reason of the transactions contemplated by this Agreement. Rollover amounts contributed to Parent’s 401(k) plan in accordance with this Section 5.13 shall at all times be 100% vested and shall be invested in accordance with the provisions of Parent’s 401(k) plan.

5.14 Tax-Free Reorganization. Without limiting the Company’s and the Principal Stockholders’ rights under Section 6.3.4, Parent, Merger Sub and the Company shall each use their respective commercially reasonable efforts to cause the Merger to be treated as a reorganization within the meaning of Section 368 of the Code.

5.15 Registration Statement and Prospectus; AMEX

5.15.1 As promptly as practicable after the execution of this Agreement, Parent will prepare and file with the SEC the Registration Statement. Each of Parent and the Company will respond to any comments of the SEC, and will use its respective commercially reasonable efforts to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing.

5.15.2 If at any time prior to the Effective Time (a) any event relating to the Company or any of its Affiliates, officers or directors should be discovered by the Company which is required to be set forth in an amendment to the Registration Statement or a supplement to the Prospectus, the Company shall promptly inform Parent, (b) any event relating to Parent or any of its Affiliates, officers or directors should be discovered by Parent which is required to be set forth in an amendment to the Registration Statement or a supplement to the Prospectus, Parent shall promptly inform the Company, and (c) in each such case Parent and the Company will cooperate in filing with the SEC and/or mailing to stockholders of the Company such amendment or supplement.

5.15.3 Parent agrees to authorize for listing on the American Stock Exchange the shares of Parent Common Stock issuable in connection with the Merger, effective upon official notice of issuance.

5.16 Updating Disclosure Schedules

5.16.1 Prior to the Closing, the Company may revise, supplement and update the Schedules hereto, but solely to reflect events occurring between the date of this Agreement and the Closing Date (including, without limitation, all matters referenced in the environmental report referred to in Section 3.15, regardless of when the events referenced therein occurred) as may be necessary in order to prevent a breach, omission or inaccuracy of any of the Company’s representations and warranties contained in this Agreement as of the Closing Date. Each such revision, supplement or update of the Schedules shall constitute a modification of the representations and warranties of the Company contained in this Agreement; provided, however, that if a Company Material Adverse Effect occurs as a result of the substance of any such revision, supplement or update, Parent shall have the right to terminate this Agreement pursuant to Section 6.2.10.

5.16.2 Prior to the Closing, Parent may revise, supplement and update the Schedules hereto, but solely to reflect events occurring between the date of this Agreement and the Closing Date, as may be necessary in order to prevent a breach, omission or inaccuracy of any of Parent’s representations and warranties contained in this Agreement as of the Closing Date. Each such revision, supplement or update of the Schedules shall constitute a modification of the representations and warranties contained in this Agreement; provided, however, that if a Parent Material Adverse Effect occurs as a result of the substance of any such revision, supplement or update, the Company shall have the right to terminate this Agreement pursuant to Section 6.3.5.

5.17 Updated Financial Statements. At any time prior to the Closing, the Company shall have the right to update its disclosure pursuant to Section 3.5 by revising, supplementing and updating the unaudited financial statements of the Company as of December 31, 2004 and for the year then ended referred to in Section 3.5 (the “2004 Unaudited Financial Statements”), based on the advice of its accountants during the audit of the Company’s 2004 financial statements (such financial statements after giving effect to all such revisions, supplements and updates, the “Updated Financial Statements”); provided, however, that in the event that the Company’s earnings before interest, taxes, depreciation and amortization (“EBITDA”) reflected on the Updated Financial Statements as of the Closing equals 92.50% or less of the EBITDA reflected on the 2004 Unaudited Financial Statements, a Company Material Adverse Effect shall be deemed to have occurred, and Parent shall have the right to terminate this Agreement pursuant to Section 6.3.5.

5.18 D&O Tail Insurance. For a period of five years after the Effective Time, Parent will, or will cause the Surviving Corporation to, maintain in effect officers’ and directors’ liability insurance policy for Piasio and Hamer of comparable coverage and containing terms and conditions that are not substantively less advantageous to Piasio and Hamer than the Company’s existing officers’ and directors’ liability insurance policy maintained for Piasio and Hamer; provided, however, that in no event shall Parent or the Surviving Corporation, as the case may be, be required to expend in excess of an aggregate of $30,000 for such coverage for the entire five year period.

5.19 Additional Covenants of Parent. Parent shall cause Merger Sub to perform all obligations under this Agreement to be performed by Merger Sub and shall be jointly and severally liable with Merger Sub for any failure to so perform or other breach of any covenants, agreements, representations, warranties or other obligations hereunder.

5.20 Merger Sub. Prior to the Closing, Parent shall form Merger Sub as a Delaware corporation and a wholly-owned subsidiary of Parent. After such formation, and in any event prior to the Closing, Parent shall cause Merger Sub to execute and deliver a joinder agreement in customary form reasonably agreed to by Parent and the Company, pursuant to which Merger Sub shall become a party to this Agreement.

ARTICLE 6.

CONDITIONS PRECEDENT

6.1 Conditions Precedent to the Obligations of Each Party. The obligation of each party hereto to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment (unless waived by all parties hereto) at or prior to the Closing of each of the following conditions:

6.1.1 No injunction or restraining or other order issued by a court of competent jurisdiction that prohibits or materially restricts the consummation of the transactions contemplated hereby shall be in effect (each party agreeing to use all reasonable efforts to have any injunction or other order immediately lifted), and no action or proceeding shall have been commenced or threatened in writing seeking any injunction or restraining or other order that seeks to prohibit, restrain, invalidate or set aside consummation of the transactions contemplated hereby.

6.1.2 The SEC shall have declared the Registration Statement effective, no stop order suspending the effectiveness of the Registration Statement or any part thereof shall have been issued, and no proceeding for that purpose shall have been initiated or threatened in writing by the SEC, and all material filings under any applicable state or “blue sky” securities laws required to be made prior to the Closing in connection with the issuance of the Share Consideration shall have been made.

6.1.3 There shall not have been any action taken, and no statute, rule or regulation shall have been enacted, by any Governmental Entity that would prohibit or materially restrict the consummation of the transactions contemplated hereby.

6.1.4 The shares of Parent Common Stock to be issued in the Merger shall have been approved for listing on the American Stock Exchange, subject to official notice of issuance.

6.1.5 Stockholders of the Company holding a majority of the issued and outstanding shares of capital stock of the Company shall have adopted this Agreement.

6.1.6 The sole stockholder of Merger Sub shall have adopted this Agreement.

6.1.7 The occurrence of (a) the expiration of the 30-day period after the mailing of the Option Notices to the holders of the Company Options, as contemplated by Section 2.10, or (ii) the exercise of all outstanding Company Options, whichever occurs first.

6.2 Conditions Precedent to Obligation of Parent and Merger Sub. The obligation of Parent and Merger Sub to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment (unless waived in writing by Parent) at or prior to the Closing of each of the following additional conditions:

6.2.1 The representations and warranties of the Company and the Principal Stockholders contained in this Agreement, as updated pursuant to Section 5.16, shall be true and correct in all material respects on and as of the Closing, except for changes contemplated by this Agreement and except for those representations and warranties which address matters only as of a particular date (which shall remain true and correct as of such date), with the same force and effect as if made on and as of the Closing; and the Company and the Principal Stockholders shall have delivered to Parent a certificate to that effect, dated the date of the Closing and signed by an authorized officer of the Company and each Principal Stockholder.

6.2.2 The Company and the Principal Stockholders shall have performed in all material respects all of their agreements and covenants set forth herein that are required to be performed at or prior to the Closing; and the Company and the Principal Stockholders shall have delivered to Parent a certificate to that effect, dated the date of the Closing and signed by an authorized officer of the Company and the each Principal Stockholders.

6.2.3 Parent shall have received the written resignations of the directors and the President and Treasurer of the Company, such directors and officers shall have executed general releases of known claims against the Company in form and substance reasonably satisfactory to Parent, and Parent shall have received copies of such releases.

6.2.4 Parent and Merger Sub shall have received an opinion from Drummond Woodsum & MacMahon, counsel to the Company, in substantially the form of Exhibit G and dated as of the Closing Date.

6.2.5 Parent shall have received the consent of its lender identified on Schedule 6.2.5 to effect the Merger and consummate the transactions contemplated by this Agreement.

6.2.6 The approvals or consents of the Governmental Entities and other Persons identified on Schedule 6.2.6, required in connection with the Merger and the consummation of the other transactions contemplated hereby shall have been obtained (and all relevant statutory, regulatory or other governmental waiting periods, shall have expired) unless the failure to receive any such approval or consent would not be reasonably likely, directly or indirectly, to result in a Company Material Adverse Effect, and all such approvals and consents which have been obtained shall be on terms that are not reasonably likely, directly or indirectly, to result in a Company Material Adverse Effect.

6.2.7 Piasio shall have executed and delivered the Employment Agreement to Parent.

6.2.8 Each “Key Employee” designated on Schedule 6.2.8 shall have entered with Parent into a Nondisclosure, Noncompetition and Developments Agreement in the standard form generally used by Parents for U.S. based employees of Parent and its subsidiaries.

6.2.9 As of the Closing Date, the aggregate number of Dissenting Shares shall not exceed 10% of the number of issued and outstanding shares of Company Stock.

6.2.10 There shall not have been a Company Material Adverse Effect.

6.2.11 The average per share closing price of Parent Common Stock as reported on the American Stock Exchange for the ten trading days ending two days prior to the Closing Date shall not be greater than $30.00.

6.3 Conditions to Obligations of the Company. The obligation of the Company and the Principal Stockholders to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment (unless waived by the Company and the Principal Stockholders) at or prior to the Closing of the following additional conditions:

6.3.1 The representations and warranties of Parent and Merger Sub contained in this Agreement, as updated pursuant to Section 5.16, shall be true and correct in all material respects on and as of the Closing, except for changes contemplated by this Agreement and except for those representations and warranties which address matters only as of a particular date (which shall remain true and correct as of such date), with the same force and effect as if made on and as of the Closing; and Parent shall have delivered to the Stockholders’ Representative a certificate to that effect, dated the date of the Closing and signed by an authorized officer of Parent.

6.3.2 Parent and Merger Sub shall have performed in all material respects all of its agreements and covenants set forth herein that are required to be performed at or prior to the Closing; and Parent shall have delivered to the Stockholders’ Representative a certificate to that effect, dated the date of the Closing and signed by an authorized officer of Parent.

6.3.3 The stockholders of the Company shall have received an opinion from Foley Hoag LLP, counsel to Parent and Merger Sub, in substantially the form of Exhibit H and dated as of the Closing Date.

6.3.4 The Company and its stockholders shall have received an opinion from its tax advisors, dated as of the Closing Date, in form and substance reasonably satisfactory to it, that the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code, provided, however, that if the Company’s tax advisors do not render such opinion, this condition shall nonetheless be deemed to be satisfied with respect to the Company if counsel to Parent renders such opinion to the Company and its stockholders. The parties to this Agreement agree to make such reasonable representations as requested by such counsel for the purpose of rendering such opinions.

6.3.5 There shall not have been a Parent Material Adverse Effect.

6.3.6 The average per share closing price of Parent Common Stock as reported on the American Stock Exchange for the ten trading days ending two days prior to the Closing Date shall not be less than $20.00.

6.3.7 Parent shall executed and delivered the Employment Agreement (including the warrant contemplated thereby) to Piasio.

6.3.8 Parent shall have available for distribution in accordance with the terms and conditions of this Agreement the Share Consideration (having been registered under the Registration Statement), the Closing Cash Consideration and the Escrowed Cash Consideration.

6.3.9 Merger Sub shall have been formed by Parent and executed and delivered the joinder agreement referred to in Section 5.20.

ARTICLE 7.

SURVIVAL OF REPRESENTATIONS; INDEMNIFICATION

7.1 Survival of Representations and Warranties. All representations and warranties made by any party in this Agreement or any certificate delivered pursuant hereto shall survive the Closing, and continue in full force and effect: (a) in the case of the representations and warranties contained in Sections 3.1 (Organization, Subsidiaries), 3.3 (Authority for Agreement), 3.7 (Tax Matters), 3.15 (Environmental Matters), 4.1 (Corporate Status of Parent and Merger Sub), and 4.2 (Authority for Agreement), until the sixth (6th) anniversary of the Closing Date, (b) in the case of the representations and warranties contained in Section 3.2 (Capitalization) and in Section 4.4 (Capitalization) until 30 days after the expiration of the statute of limitations with respect to the matter to which the claim related (the representations and warranties referred to in clauses (a) and (b) above are collectively referred to herein as the “Long Term Warranties”), and (c) in the case of any other representation or warranty contained in this Agreement or any certificate delivered pursuant hereto (collectively, the “Short Term Warranties”) until the later of (i) the first anniversary of the Effective Date and (ii) March 31, 2006. Each of the agreements and covenants of the parties to this Agreement that are intended to survive the Closing and not the conditions to Closing contained in Article 6, shall survive the Closing and continue in full force and effect until such agreement or covenant has been fully performed or satisfied.

7.2 Indemnification by the Principal Stockholders. Subject to the terms and conditions of this Article 7, the Principal Stockholders shall, severally and not jointly, in proportion to the Merger Consideration paid to each of them hereunder (without any right of contribution from the Company or any right of indemnification against the Company, but without waiving or limiting a Principal Stockholder’s right to contribution from any other stockholder of the Company, including the rights to contribution and escrow set forth in the Consent, Waiver and Escrow Agreement) indemnify, defend and hold harmless Parent and each of its subsidiaries (including without limitation the Surviving Corporation) and each of their respective directors, officers, agents and Affiliates (collectively, the “Parent Indemnified Persons”) from and against any loss, liability, damage, cost or expense (including costs and reasonable attorneys’ fees and disbursements) (collectively, “Damages”) suffered, incurred or paid by any Parent Indemnified Person which would not have been suffered, incurred or paid if all the representations, warranties, covenants and agreements of the Company and the Principal Stockholders contained in this Agreement or in any certificate delivered pursuant hereto had been (with respect to representations and warranties) true, complete and correct and had been (with respect to covenants and agreements) fully performed and fulfilled (collectively, “Parent Claims”). With respect to any Parent Indemnified Person other than Parent, the parties acknowledge and agree that Parent is contracting on its own behalf and for such Parent Indemnified Person and Parent shall obtain and hold the rights and benefits provided for in this Section 7.2 in trust for and on behalf of such Parent Indemnified Person.

For purposes of indemnification under this Section 7.2, any breach of any representation or warranty by the Company or the Principal Stockholders contained in this Agreement (or in any certificate delivered pursuant hereto) shall be deemed to constitute a breach of such representation or warranty notwithstanding any limitation or qualification as to materiality, including anything related to a Company Material Adverse Effect, set forth in such representation or warranty, it being the intention of the parties hereto that the limitations contained in Section 7.6 substitute for any such limitation or qualification as to materiality and that Parent Indemnified Persons shall be indemnified and held harmless from and against any and all Damages arising out of or based upon or with respect to the failure of any such representation or warranty to be true, correct and complete in any respect subject to the limitations imposed in Section 7.6 .

7.3 Indemnification by Parent. Subject to the terms and conditions of this Article 7, Parent and the Surviving Corporation shall jointly and severally indemnify, defend and hold harmless the stockholders of the Company and each of their respective directors, officers, agents and Affiliates (collectively, the “Stockholder Indemnified Persons”) from and against any Damages suffered, incurred or paid by any Stockholder Indemnified Person which would not have been suffered, incurred or paid if all the representations, warranties, covenants and agreements of Parent and Merger Sub contained in this Agreement or in any certificate delivered pursuant hereto had been (with respect to representations and warranties) true, complete and correct and had been (with respect to covenants and agreements) fully performed and fulfilled (collectively, “Stockholder Claims”). With respect to any Stockholder Indemnified Person other than the Stockholder Representative, Parent acknowledges and agrees that the Stockholder Representative is contracting on its own behalf and for such Stockholder Indemnified Person and the Stockholder Representative shall obtain and hold the rights and benefits provided for in this Section 7.3 in trust for and on behalf of such Stockholder Indemnified Person. With respect to any Stockholder Indemnified Person other than the Stockholders’ Representative, the parties acknowledge and agree that the Stockholders’ Representative is contracting on his own behalf and for each such Stockholder Indemnified Person and the Stockholder Representative shall obtain and hold the rights and benefits provided for in this Section 7.3 in trust for and on behalf of such Stockholder Indemnified Person.

For purposes of indemnification under this Section 7.3, any breach of any representation or warranty by Parent or Merger Sub contained in this Agreement (or in any certificate delivered pursuant hereto) shall be deemed to constitute a breach of such representation or warranty notwithstanding any limitation or qualification as to materiality, including anything related to a Parent Material Adverse Effect, set forth in such representation or warranty, it being the intention of the parties hereto that the limitations contained in Section 7.6 substitute for any such limitation or qualification as to materiality and that Stockholder Indemnified Persons shall be indemnified and held harmless from and against any and all Damages arising out of or based upon or with respect to the failure of any such representation or warranty to be true, correct and complete in any respect subject to the limitations imposed in Section 7.6.

7.4 Process of Indemnification

7.4.1 In seeking to collect the amount of any Parent Claim or Stockholder Claim (each, a “Claim”) with respect to which a Parent Indemnified Person or a Stockholder Indemnified Person (each, an “Indemnified Person”), respectively, is entitled to indemnification hereunder, such Indemnified Person shall first give Parent or the Principal Stockholders (each, an “Indemnifying Person”), as the case may be, written notice of such Claim (the “Indemnification Notice”), it being agreed that notice given to the Stockholders’ Representative will be deemed to be sufficient notice to the Principal Stockholders. The Indemnification Notice shall contain a brief summary of the basis for the Claim. If the Indemnifying Person does not dispute the basis or amount of any Claim within 30 days of receiving the Indemnification Notice, such Indemnified Person shall have the right promptly to recover indemnity as and to the extent provided herein. If the Indemnifying Person disagrees with the basis of a Claim or the amount of Damages caused thereby, then within 30 days of receiving the Indemnification Notice, the Indemnifying Person shall give notice to such Indemnified Person of such disagreement and, in that case, such Indemnified Person shall have no right to recover indemnity hereunder until such time, if at all, as (a) a final arbitration award specifying the amount of such Indemnified Person’s recovery is awarded pursuant to the provisions of Article 9, in which case such Indemnified Person shall have the right promptly to recover the amount so specified (subject to the limitations contained in this Article 7), or (b) such Indemnified Person and the Indemnifying Person agree in writing to the amount of such Indemnified Person’s recovery, in which case such Indemnified Person shall have the right promptly to recover the amount so agreed.

7.4.2 If any third party shall notify any Indemnified Person of any matter which may give rise to a claim for indemnification under this Article 7, then such Indemnified Person shall notify the Indemnifying Person promptly in writing; provided, however, that no delay on the part of such Indemnified Person in notifying the Indemnifying Person shall relieve the Indemnifying Person from any liability or obligation hereunder unless (and then solely to the extent that) such Indemnifying Person is materially damaged thereby. If the Indemnifying Person notifies such Indemnified Person within 15 days after such Indemnified Person has given notice of the matter that the Indemnifying Person is assuming the defense thereof, (a) the Indemnifying Person will defend such Indemnified Person against the matter with counsel of its choice reasonably satisfactory to such Indemnified Person, (b) such Indemnified Person will cooperate in the defense of such matter and may retain separate co-counsel at its sole cost and expense (except that the Indemnifying Person will be responsible for the fees and expenses of the separate co-counsel to the extent that such Indemnified Person concludes reasonably that the counsel the Indemnifying Person has selected has a conflict of interest), (c) such Indemnified Person will not consent to the entry of any judgment or enter into any settlement with respect to the matter without the prior written consent of the Indemnifying Person (not to be withheld unreasonably), and (d) the Indemnifying Person will not consent to the entry of any judgment or enter into any settlement with respect to the matter without the prior written consent of such Indemnified Person (not to be withheld unreasonably); provided, however, that if the Indemnifying Person receives a bona fide offer of settlement providing for a general release of such Indemnified Person from all liability with respect to the matter solely in exchange for cash, and such Indemnified Person does not consent to the settlement of the matter pursuant to such offer, then such Indemnified Person shall assume sole defense of such matter and the indemnity obligation of the Indemnifying Person with respect to such matter shall be limited to the amount set forth in the settlement offer. If the Indemnifying Person does not notify such Indemnified Person within 15 days after such Indemnified Person has given notice of the matter that the Indemnifying Person is assuming the defense thereof, however, such Indemnified Person may defend against, or enter into any settlement with respect to, the matter in any manner it may reasonably deem appropriate.

7.5 Extension of Time to Satisfy Obligation. Notwithstanding the other provisions of this Article 7 to the contrary, in each case where the Principal Stockholders become obligated to indemnify one or more Parent Indemnified Persons pursuant to the provisions of this Article 7, then (a) if the aggregate amount of indemnification payments to all such Parent Indemnified Persons is equal to or greater than $1,000,000 but does not exceed $3,000,000, then the Principal Stockholders may satisfy such indemnification obligation within 30 days from the date they become so obligated, and (ii) if the aggregate amount of indemnification payments to all such Parent Indemnified is greater than $3,000,000, then the Principal Stockholders may satisfy such indemnification obligation within 60 days from the date they become so obligated.

7.6 Limitations on Indemnification

7.6.1 The indemnification provisions contained in this Article 7 shall be the sole remedy for all Claims (it being understood, however, that the provisions of this Article 7 do not apply with respect to the Employment Agreement and the warrant contemplated thereby).

7.6.2 Except as provided in Section 7.6.8, the indemnification provided for in this Article 7 shall not apply to a Claim that is made after the expiration of the relevant survival period, if any, as provided in Section 7.1.

7.6.3 With respect to a breach of a representation or warranty set forth in Section 3.26 by a Principal Stockholder, only the Principal Stockholder making such representation or warranty shall be liable.

7.6.4 An Indemnifying Person shall not have any obligation to indemnify Indemnified Persons from and against any Damages caused by or arising from a breach of any representation or warranty unless and until the aggregate amount of all such Damages exceeds $500,000 (the “Threshold Amount”). No individual Claim involving Damages of less than $5,000 (a “Minor Claim”) shall be included in any determination of whether the Threshold Amount has been reached. Once the aggregate Damages from all Claims do exceed the Threshold Amount, the Indemnifying Person shall indemnify the Indemnified Persons from and against the total amount of such Damages, including the Threshold Amount but excluding all Minor Claims.

7.6.5 The total liability of the Indemnifying Persons under this Article 7 for any and all Claims related solely to a breach of the Short Term Warranties shall be limited to $6,500,000 (or as between the Principal Stockholders $5,092,489 as to Piasio, and $1,407,511 as to Hamer). The total liability of the Indemnifying Persons under this Article 7 for Claims related to any other matter, including without limitation breaches of the Long Term Warranties, shall be unlimited; provided, however, that in no event shall any Principal Stockholder be liable pursuant to this Article 7 for an amount in excess of the aggregate value of the Merger Consideration received by such Principal Stockholder (including any Escrowed Cash Consideration to which such Principal Stockholder may be entitled). For purposes of the provisions of this Section 7.6.5, each share of Parent Common Stock shall be deemed to have a value of $24.00.

7.6.6 In no event shall any Indemnifying Person be liable to any Indemnified Person for punitive or consequential damages; provided, however, that the Indemnifying Person may be liable to an Indemnified Person for punitive or consequential damages awarded against such Indemnified Party in favor of an unaffiliated third Person.

7.6.7 Notwithstanding the other provisions of this Article 7 to the contrary, the Parent Indemnified Persons shall not be entitled to bring a Parent Claim against the Principal Stockholders in connection with any breach by the Company of any representation or warranty contained in this Agreement, if Parent had, as of the execution of this Agreement, Knowledge that such representation or warranty was not true, correct or complete. Notwithstanding the other provisions of this Article 7 to the contrary, the Stockholder Indemnified Persons shall not be entitled to bring a Stockholder Claim against Parent and the Surviving Corporation in connection with any breach by the Parent or the Surviving Corporation of any representation or warranty contained in this Agreement, if the Company had, as of the execution of this Agreement, Knowledge that such representation or warranty was not true, correct or complete.

7.6.8 None of the limitations set forth in this Section 7.6 shall in any manner limit the liability or indemnification obligations of the Indemnifying Persons: (i) with respect to fraud or willful misconduct, (ii) with respect to breach of the provisions of Section 5.11, (iii) for any of the Parent’s obligations to effect payment of the Merger Consideration hereunder, including payment of the Contingent Cash Consideration if and when earned, or (iv) to the extent that the Transaction Expenses are greater than the amount of the Transaction Expenses set forth in the Expense Certificate (but only if and to the extent an Excess Amount exists).

ARTICLE 8.

TERMINATION; EFFECT OF TERMINATION

8.1 Termination. This Agreement may be terminated at any time prior to the Closing:

8.1.1 by mutual written consent of Parent and the Company;

8.1.2 by Parent or Merger Sub if there has been a breach of any representation, warranty, covenant or agreement contained in this Agreement on the part of the Company or the Principal Stockholders and such breach has not been cured within 10 business days after written notice to the Company or the Principal Stockholders, as applicable (provided, that neither Parent nor Merger Sub is in material breach of the terms of this Agreement, and provided further, that no cure period shall be required for a breach which by its nature cannot be cured) such that the conditions set forth in Section 6.2.1 or Section 6.2.2, as the case may be, will not be satisfied;

8.1.3 by the Company and the Principal Stockholders if there has been a breach of any representation, warranty, covenant or agreement contained in this Agreement on the part of Parent or Merger Sub and such breach has not been cured within 10 business days after written notice to Parent and Merger Sub (provided, that the Company or one or more Principal Stockholders is not in material breach of the terms of this Agreement, and provided further, that no cure period shall be required for a breach which by its nature cannot be cured) such that the conditions set forth in Section 6.3.1 or Section 6.3.2, as the case may be, will not be satisfied; or

8.1.4 by either Parent or the Company and the Principal Stockholders if the Closing shall not have occurred on or before April 30, 2005 for any reason; provided, however, that the right to terminate this Agreement under this Section 8.1.4 shall not be available to any party whose action or failure to act has been a principal cause of or resulted in the failure of the Closing to occur on or before such date and such action or failure to act constitutes a breach of this Agreement.

8.2 Effect of Termination. If this Agreement is terminated pursuant to Section 8.1, all rights and obligations of the parties under this Agreement shall terminate without any liability of any party to the other party (except for any liability of a party then in breach of any of its representations, warranties, covenants or agreements hereunder); provided, however, that the provisions of Section 5.7.1 (Confidentiality), Section 5.12 (Public Announcements), Article 7 (Survival of Representations; Indemnification), this Section 8.2, Article 9 (Dispute Resolution) and Article 10 (Miscellaneous) shall survive such termination.

ARTICLE 9.

DISPUTE RESOLUTION

9.1 Alternative Dispute Resolution. The parties recognize that from time to time a dispute may arise relating to a party’s rights or obligations under this Agreement. The parties agree that, subject to Section 9.15, any such dispute shall be resolved by the Alternative Dispute Resolution (“ADR”) provisions set forth in this Article 9, which shall be the sole and exclusive procedures for the resolution of any such disputes, and the result of which shall be binding upon the parties.

9.2 Amicable Resolution. To begin the ADR process, either Parent or the Stockholders’ Representative, as the case may be, first must send written notice of the dispute to the other for attempted resolution by good faith negotiations between the Stockholders’ Representative and Parent (represented by an officer) within 30 days after such notice is received. If the matter has not been resolved within 30 days of the notice of dispute, or if Parent and the Stockholders’ Representative fail to meet within such 30 days, either Parent or the Stockholders’ Representative may initiate an ADR proceeding as provided in this Article 9. Parent and the Stockholders’ Representative shall have the right to be represented by counsel in such a proceeding.

9.3 Commencing ADR Process. To begin an ADR proceeding, Parent or the Stockholders’ Representative, as applicable, shall provide written notice to the other party of the issues to be resolved by ADR. Within 14 days after its receipt of such notice, the non-initiating party may, by written notice to the party initiating the ADR, add additional issues to be resolved within the same ADR.

9.4 Selection of Neutral. Within 21 days following receipt of the original ADR notice, Parent and the Stockholders’ Representative shall select a mutually acceptable neutral to preside in the resolution of any disputes in this ADR proceeding. If Parent and the Stockholders’ Representative are unable to agree on a mutually acceptable neutral within such period, either Parent or the Stockholders’ Representative may request the President of the CPR Institute for Dispute Resolution (“CPR”), 366 Madison Avenue, 14th Floor, New York, New York 10017, to select a neutral pursuant to the following procedures:

9.4.1 The CPR shall submit to Parent and the Stockholders’ Representative a list of not less than five candidates within 14 days after receipt of the request, along with a Curriculum Vitae for each candidate. Each candidate shall have at least five years of experience in the medical device manufacturing fields and shall have no conflict of interest in deciding disputes between Parent and the stockholders of the Company. Such list shall include a statement of disclosure by each candidate of any circumstances likely to affect his or her impartiality.

9.4.2 Each of Parent and the Stockholders’ Representative shall number the candidates in order of preference (with the number one signifying the greatest preference) and shall deliver the list to the CPR within seven days following receipt of the list of candidates. If either Parent or the Stockholders’ Representative believes a conflict of interest exists regarding any of the candidates, that party shall provide a written explanation of the conflict to the CPR along with its list showing its order of preference for the candidates. Any party failing to return a list of preferences on time shall be deemed to have no order of preference.

9.4.3 If Parent and the Stockholders’ Representative collectively have identified fewer than three candidates deemed to have conflicts, the CPR immediately shall designate as the neutral the candidate for whom Parent and the Stockholders’ Representative collectively have indicated the greatest preference. If a tie should result between two candidates, the CPR may designate either candidate. If Parent and the Stockholders’ Representative collectively have identified three or more candidates deemed to have conflicts, the CPR shall review the explanations regarding conflicts and, in its sole discretion, may either (i) immediately designate as the neutral the candidate for whom Parent and the Stockholders’ Representative together have indicated the greatest preference, or (ii) issue a new list of not less than five candidates, in which case the procedures set forth in Sections 9.4.1 through 9.4.3 shall be repeated.

9.5 Time and Place of Hearing. No earlier than 30 days or later than 60 days after selection, the neutral shall hold a hearing to resolve each of the issues identified by Parent and the Stockholders’ Representative. The ADR proceeding shall take place in Boston, Massachusetts at a place agreed upon by Parent and the Stockholders’ Representative. If Parent and the Stockholders’ Representative cannot agree, the neutral shall designate a place located in Boston, Massachusetts other than the principal place of business of either party or any of their subsidiaries or affiliates.

9.6 Material to be Submitted. At least seven days prior to the hearing, each of Parent and the Stockholders’ Representative shall submit the following to the other party and the neutral:

(a) a copy of all exhibits on which such party intends to rely in any oral or written presentation to the neutral;

(b) a list of any witnesses such party intends to call at the hearing, and a short summary of the anticipated testimony of each witness;

(c) a proposed ruling on each issue to be resolved, together with a request for a specific damage award or other remedy for each issue. The proposed rulings and remedies shall not contain any recitation of the facts or any legal arguments and shall not exceed one page per issue; and

(d) a brief in support of such party’s proposed rulings and remedies, provided that the brief shall not exceed 20 pages. This page limitation shall apply regardless of the number of issues raised in the ADR proceeding.

9.7 Limited Discovery. Each of Parent and the Stockholders’ Representative may conduct limited discovery of the other party only as follows:

9.7.1 Each party may request the other party to respond to a cumulative total of no more than 20 interrogatories, such interrogatories not having any subquestions and giving the other party at least 10 days to respond.

9.7.2 Each party may request the other party to produce any documents identified or referred to by the answers to interrogatories, statement of issues or by witnesses in depositions, provided that such requests may not seek general categories of documents not otherwise identified and such requests must provide the other party at least 10 days to produce the documents. General requests for document production is prohibited in the ADR contemplated by hereby.

9.7.3 Each party may take the depositions of not more than four witnesses on not less than five business days prior notice, provided that no deposition may last more than four hours and witnesses shall be required to answer questions over objections except objections as to self-incrimination or attorney-client privilege, and further provided that each party shall make available for deposition if requested and within the above limits any person employed by them.

9.7.4 To the extent any dispute arises between the parties regarding these limited discovery procedures, such disputes shall be fully and finally resolved by the neutral after a telephone conference with the parties or their legal counsel.

9.7.5 The neutral shall cooperate with the parties to schedule the merits hearing in such a way as to reasonably accommodate the requested discovery of the parties.

9.8 No Other Discovery. Except as expressly set forth in this Sections 9.6 and 9.7, no discovery shall be required or permitted by any means, including depositions, interrogatories, requests for admissions, or production of documents.

9.9 Procedures for Hearing. The hearing shall be conducted on two consecutive days and shall be governed by the following rules:

9.9.1 Each of Parent and the Stockholders’ Representative shall be entitled to five hours of hearing time to present its case. The neutral shall determine whether each party has had the five hours to which it is entitled.

9.9.2 Each of Parent and the Stockholders’ Representative shall be entitled, but not required, to make an opening statement, to present regular and rebuttal testimony, documents or other evidence, to cross-examine witnesses, and to make a closing argument. Cross-examination of witnesses shall occur immediately after their direct testimony, and cross-examination time shall be charged against the party conducting the cross-examination.

9.9.3 The party initiating the ADR shall begin the hearing and, if it chooses to make an opening statement, shall address not only issues it raised but also any issues raised by the responding party. The responding party, if it chooses to make an opening statement, also shall address all issues raised in the ADR. Thereafter, the presentation of regular and rebuttal testimony and documents, other evidence, and closing arguments shall proceed in the same sequence.

9.9.4 Except when testifying, witnesses shall be excluded from the hearing until closing arguments.

9.9.5 Settlement negotiations, including any statements made therein, shall not be admissible under any circumstances. Affidavits prepared for purposes of the ADR hearing also shall not be admissible. As to all other matters, the neutral shall have sole discretion regarding the admissibility of any evidence.

9.10 Post Hearing Briefs. Within seven days following completion of the hearing, each of Parent and the Stockholders’ Representative may submit to the other party and the neutral a post-hearing brief in support of such party’s proposed rulings and remedies, provided that such brief shall not contain or discuss any new evidence and shall not exceed 10 pages. This page limitation shall apply regardless of the number of issues raised in the ADR proceeding.

9.11 Ruling. The neutral shall rule within 14 days following completion of the hearing with only the final award, if any. The neutral shall not issue any written opinion or otherwise explain the basis of the ruling.

9.12 Fees and Expenses. The neutral shall be paid a reasonable fee plus expenses, and such fees and expenses and any other expenses relating to the ADR proceedings (other than the fees and expenses of the parties), such as for a court reporter and the hearing room, shall be paid one-half by each party. In addition, each party shall bear its own legal and other fees and expenses (including attorney’s and expert witness fees and expenses) in connection with the ADR proceedings. Notwithstanding the foregoing, in the event the neutral concludes that the ADR proceedings were frivolous or brought or prosecuted in bad faith, the neutral shall have the authority to rule that all such fees and expenses (including the legal fees and expenses of the prevailing party) shall be paid by the losing party.

9.13 Ruling Final. The rulings of the neutral (and, if applicable, the allocation of fees and expenses) shall be binding, non-reviewable, and non-appealable, and may be entered as a final judgment in any court having jurisdiction.

9.14 Confidentiality. Except as required by law, the existence of the dispute, any settlement negotiations, the ADR hearing, any submissions (including exhibits, testimony, proposed rulings, and briefs), and the rulings shall be deemed confidential information. The neutral shall have the authority to impose sanctions for unauthorized disclosure of confidential information.

9.15 Court Proceedings. Notwithstanding the provisions of this Article 9, either Parent or the Stockholders’ Representative may initiate an action in a court of competent jurisdiction and may seek temporary and preliminary injunctive relief as necessary to protect the interests of Parent or the stockholders of the Company pending the ADR. In such case, the court shall be free to act on all requests for temporary and preliminary injunctive relief, but shall stay the action in all other respects pending the ADR (which the court may compel). If any such action is still pending at the time of the neutral’s ruling, either Parent or the Stockholders’ Representative may apply to such court for entry of judgment on, and enforcement of, the neutral’s ruling, including without limitation any equitable relief awarded by the neutral.

ARTICLE 10.

MISCELLANEOUS

10.1 Amendments and Supplements. This Agreement may not be amended, modified or supplemented by the parties hereto in any manner, except by an instrument in writing signed by Parent, the Company and the Stockholders’ Representative.

10.2 Waiver. The terms and conditions of this Agreement may be waived only by a written instrument signed by the party waiving compliance. The failure of any party hereto to enforce at any time any of the provisions of this Agreement shall in no way be construed to be a waiver of any such provision, nor in any way to affect the validity of this Agreement or any part hereof or the right of such party thereafter to enforce each and every such provision. No waiver of any breach of or non-compliance with this Agreement shall be held to be a waiver of any other or subsequent breach or non-compliance.

10.3 Governing Law. This Agreement shall be governed by, and construed and enforced in accordance with, the substantive laws of The Commonwealth of Massachusetts, without regard to principles of conflicts of laws of The Commonwealth of Massachusetts or any other jurisdiction; provided, however, that the implementation and effect of the Merger shall be pursuant to and governed by the laws of the State of Delaware.

10.4 Notice. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered by hand, sent by facsimile transmission with confirmation of receipt followed by confirmation by reputable courier service, sent via a reputable courier service with confirmation of receipt requested, or mailed by registered or certified mail (postage prepaid and return receipt requested) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice), and shall be deemed given on the date on which delivered by hand or otherwise on the date of receipt as confirmed (with respect to facsimile notices, it being understood however, that subject to receipt of the courier confirmation, the notice shall be deemed to have been given upon receipt of the facsimile notice as confirmed):

To Parent or Merger Sub:

Inverness Medical Innovations, Inc.

51 Sawyer Road, Suite 200

Waltham, MA 02453

Attention: Ron Zwanziger, Chairman and Chief Executive Officer and

Paul T. Hempel, General Counsel

Facsimile No.: (617) 647-3939

with a copy to:

William R. Kolb, Esq.

Foley Hoag LLP

155 Seaport Boulevard

Boston, Massachusetts 02210

Facsimile: (617) 832-7000

To the Company:

Binax, Inc.

217 Read Street

Portland, ME 04103

Attention: Roger N. Piasio

Facsimile No.: (207) 842-7575

with a copy to:

Michael E. High, Esq.

Drummond Woodsum & MacMahon

245 Commercial Street

Portland, Maine 04104

Facsimile No.: (207) 772-3627

To the Stockholders’ Representative:

Roger N. Piasio

233 Foreside Rd.

Cumberland, Maine 04110

Facsimile No.: (207) 829-5812

with a copy to:

Michael E. High. Esq.

Drummond Woodsum & MacMahon

245 Commercial Street

Portland, Maine 04104

Facsimile No.: (207) 772-3627

10.5 Entire Agreement. This Agreement and the documents and instruments and other agreements among the parties hereto as contemplated by or referred to herein (including the Employment Agreement and the warrant contemplated thereunder) constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all other prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof.

10.6 Binding Effect; Assignability. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns. This Agreement is not intended to confer upon any person other than the parties hereto and the Indemnified Persons (and such parties’ and the Indemnified Persons’ respective successors and assigns) any rights or remedies hereunder, except as otherwise expressly provided herein. Neither this Agreement nor any of the rights and obligations of the parties hereunder shall be assigned or delegated, whether by operation of law (except upon the death or disability of a Principal Stockholder) or otherwise, without the written consent of Parent, the Company and the Stockholders’ Representative (which consent shall not be unreasonably withheld, delayed or conditioned); provided, however, that the consent of the Company and the Stockholder Representative shall not be required for: (a) an assignment by Parent of any or all of its rights (but not obligations) hereunder to any one or more of its lenders; (b) an assignment by Parent of this Agreement and its rights and obligations hereunder to any one or more of its Affiliates, provided that (i) such Affiliate agrees in writing to assume and fulfill all of Parent’s obligations under this Agreement, and (ii) Parent shall remain liable and responsible for such fulfillment by its Affiliate; (c) an assignment by Parent of this Agreement and its rights and obligations hereunder in connection with the sale, however effected (whether through a merger, sale of stock, sale of all or substantially all of the assets, or a similar business combination) of the Surviving Corporation or of Parent’s point-of-care business, provided that (i) the acquiror agrees in writing to assume and fulfill all of Parent’s obligations under this Agreement, and (ii) Parent shall remain liable and responsible for such fulfillment by the acquiror; and (d) an assignment by Parent of this Agreement and its rights and obligations hereunder in connection with the sale, however effected (whether through a merger, sale of stock, sale of all or substantially all of the assets, or a similar business combination) of all or substantially all of the stock or assets of Parent, provided that the acquiror agrees in writing to assume and fulfill the obligations of Parent under this Agreement.

10.7 Validity. The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provisions of this Agreement, each of which shall remain in full force and effect.

10.8 Interpretation. This Agreement shall not be construed against any party, and no consideration shall be given or presumption made, on the basis of which party drafted this Agreement, or any particular provision hereof, or supplied the form of Agreement.

10.9 Counterparts; Facsimiles. This Agreement may be executed and delivered by facsimile and in one or more counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same agreement.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the parties have caused this Agreement and Plan of Merger to be executed as an agreement under seal as of the date first above written.

INVERNESS MEDICAL INNOVATIONS, INC.

By:	/s/ PAUL T. HEMPEL
Name:	Paul T. Hempel
Title:	General Counsel

BINAX, INC.

By:	/s/ ROGER N. PIASIO
Name:	Roger N. Piasio
Title:	President

/s/ ROGER N. PIASIO
ROGER N. PIASIO, in his individual capacity and in his capacity as Stockholders’ Representative

/s/ MYRON C. HAMER
MYRON C. HAMER

Schedules and Exhibits Omitted Pursuant to Item 601(b)(2) of Regulation S-K

The following schedules and exhibits to the Agreement and Plan of Merger were omitted from this Exhibit 2.1 pursuant to Item 601(b)(2) of Regulation S-K. We agree to furnish supplementally to the Securities and Exchange Commission copies of these omitted schedules and exhibits upon request.

List of Exhibits

Exhibit A	Form of Certificate of Merger

Exhibit B	Description of Products

Exhibit C	R&D Budget

Exhibit D	Form of Consent, Waiver and Escrow Agreement

Exhibit E	Form of Company Consent

Exhibit F	Form of Employment Agreement

Exhibit G	Form of Legal Opinion of Drummond Woodsum & MacMahon

Exhibit H	Form of Legal Opinion of Foley Hoag

List of Binax Disclosure Schedules

Schedule 3.1	Foreign Qualifications, Subsidiaries, Officers, Directors etc.

Schedule 3.2	List of Shareholders and Optionholders

Schedule 3.4	Noncontravention

Schedule 3.5	Bonuses, Profit Sharing Payment and Salary Increases Made or Effected Prior to Closing

Schedule 3.6	Material Adverse Changes Since December 31, 2004

Schedule 3.7	Tax Matters

Schedule 3.8	Assets and Properties

Schedule 3.9	Intellectual Property

Schedule 3.10	Compliance with Laws

Schedule 3.11	Regulatory Matters

Schedule 3.12	Litigation

Schedule 3.13	Employee Benefit Plans

Schedule 3.14	Employment Matters

Schedule 3.15	Environmental Matters

Schedule 3.16	Certain Agreements

Schedule 3.17	Brokers

Schedule 3.18	Insurance

Schedule 3.19	Customers and Suppliers

Schedule 3.20	Banking Relationships

Schedule 3.21	Inventory as of December 31, 2004

Schedule 3.22	Warranty and Indemnity Provisions in Sales Contracts

List of Inverness Disclosure Schedules

Schedule 4.3	Noncontravention

Schedule 4.5	Qualification of Representations

Schedule 4.8	Litigation

Schedule 5.1	Permitted Actions Prior to Closing

Schedule 6.2.5	Parent Lenders

Schedule 6.2.6	Required Consents

Schedule 6.2.8	Key Employees

ANNEX B

DELAWARE GENERAL CORPORATION LAW

SECTION 262

§ 262 Appraisal rights.

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of § 251 of this title.

(2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228 or § 253 of this title, then, either a constituent corporation before the effective date of the merger or consolidation, or the surviving or resulting corporation within 10 days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, other than an action by or in the right of the corporation, by reason of the fact that the person is or was a director, officer, employee or agent of the corporation or is or was serving at the corporation’s request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with the action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful. The power to indemnify applies to actions brought by or in the right of the corporation as well, but only to the extent of expenses, including attorneys’ fees but excluding judgments, fines and amounts paid in settlement, actually and reasonably incurred by the person in connection with the defense or settlement of the action or suit. And with the further limitation that in these actions, no indemnification shall be made in the event of any adjudication of negligence or misconduct in the performance of the person’s duties to the corporation, unless a court believes that in light of all the circumstances indemnification should apply.

Article V of the bylaws of Inverness Medical Innovations, Inc. (the “Company”) provide that the Company shall, to the extent legally permitted, indemnify each person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that such person is or was, or has agreed to become, a director or officer of the Company, or is or was serving, or has agreed to serve, at the request of the Company, as a director, officer, trustee, partner, employee or agent of, or in a similar capacity with, another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise. The indemnification provided for in Article V is expressly not exclusive of any other rights to which those seeking indemnification may be entitled under any law, agreement or vote of stockholders or disinterested directors or otherwise, and shall inure to the benefit of the heirs, executors and administrators of such persons.

Section 145(g) of the Delaware General Corporation Law and Article V of the bylaws of the Company provide that the Company shall have the power to purchase and maintain insurance on behalf of its officers, directors, employees and agents, against any liability asserted against and incurred by such persons in any such capacity.

The Company has obtained insurance covering its directors and officers against losses and insuring the Company against certain of its obligations to indemnify its directors and officers.

Section 102(b)(7) of the General Corporation Law of the State of Delaware provides that a corporation may eliminate or limit the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provisions shall not eliminate or limit the liability of a director (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the General Corporation Law of the State of Delaware regarding the unlawful payment of dividends, or (iv) for any transaction from which the director derived an improper personal benefit. No such provision shall eliminate or limit the liability of a director for any act or omission occurring prior to the date when such provision becomes effective.

Pursuant to the Delaware General Corporation Law, Article VII of the certificate of incorporation of the Company eliminates a director’s personal liability for monetary damages to the Company and its stockholders for breach of fiduciary duty as a director, except in circumstances involving a breach of the director’s duty of loyalty to the Company or its stockholders, acts or omissions not in good faith, intentional misconduct, knowing violations of the law, self-dealing or the unlawful payment of dividends or repurchase of stock.

Item 21.	Exhibits and Financial Statement Schedules.

Exhibit No.	Description	Filed with this Form S-4	Incorporated by Reference
			Form	Filing Date	Exhibit No.

2.1	Agreement and Plan of Merger dated February 8, 2005 (filed as Annex A to this information statement/prospectus)	X

3.1	Amended and restated certificate of incorporation		10-K	April 1, 2002	3.1

3.2	Certificate of designation, preferences and rights of Series A convertible preferred stock		8-K	January 4, 2002	99.2

3.3	Amended and restated by-laws		10-K	April 1, 2002	3.3

5.1	Opinion of Foley Hoag LLP		S-4	February 9, 2004	5.1

23.1	Consent of Foley Hoag LLP (included in Exhibit 5.1)		S-4	February 9, 2004	5.1

23.2	Consent of BDO Seidman, LLP	X

23.3	Consent of BDO Seidman, LLP	X

23.4	Consent of Deloitte & Touche LLP	X

24.1	Power of Attorney (contained on the signature page of the registration statement filed with the SEC on February 9, 2004)	X

Item 22.	Undertakings.

(a) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(b) The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report, to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

(c)

(1) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2) The registrant undertakes that every prospectus: (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement related to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(d) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrants of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(e) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(f) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Waltham, Massachusetts on the 14th day of February, 2005.

INVERNESS MEDICAL INNOVATIONS, INC.

By:	/s/ RON ZWANZIGER
Ron Zwanziger President and Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description	Filed with this Form S-4	Incorporated by Reference
			Form	Filing Date	Exhibit No.

2.1	Agreement and Plan of Merger dated February 8, 2005 (filed as Annex A to this information statement/prospectus)	X

3.1	Amended and restated certificate of incorporation		10-K	April 1, 2002	3.1

3.2	Certificate of designation, preferences and rights of Series A convertible preferred stock		8-K	January 4, 2002	99.2

3.3	Amended and restated by-laws		10-K	April 1, 2002	3.3

5.1	Opinion of Foley Hoag LLP		S-4	February 9, 2004	5.1

23.1	Consent of Foley Hoag LLP (included in Exhibit 5.1)		S-4	February 9, 2004	5.1

23.2	Consent of BDO Seidman, LLP	X

23.3	Consent of BDO Seidman, LLP	X

23.4	Consent of Deloitte & Touche LLP	X

24.1	Power of Attorney (contained on the signature page of the registration statement filed with the SEC on February 9, 2004)	X